As submitted confidentially to the Securities and Exchange Commission on April 23, 2025. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FIREFLY AUTOMATIX, INC.

(Exact name of registrant as specified in its charter)

Delaware	3523	27-1718121
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

FireFly Automatix, Inc.
1130 South 3800 West, Suite 100
Salt Lake City, Utah 84104
(801) 683-5128

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Lindsay C. Jones
Chief Financial Officer
FireFly Automatix, Inc.
1130 South 3800 West, Suite 100
Salt Lake City, Utah 84104
(801) 698-7301

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

David F. Marx Joshua B. Erekson Daniel P. Lyman Dorsey & Whitney LLP 111 S. Main Street, Suite 2100 Salt Lake City, UT 84111 (801) 933-7360	Michael A. Hedge Jason C. Dreibelbis K&L Gates LLP 1 Park Plaza, Twelfth Floor Irvine, California 92614 (949) 253-0900

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS, SUBJECT TO COMPLETION, DATED ___, 2025

SHARES

FIREFLY AUTOMATIX, INC.

Common Stock

This is an initial public offering of shares of common stock of FireFly Automatix, Inc. Prior to this offering, there has been no public market for shares of our common stock. We anticipate that the initial public offering price will be between $        and $         per share.

We intend to apply to list our common stock on The Nasdaq Capital Market (“Nasdaq”), under the symbol “FFLY”.

We are an emerging growth company and a smaller reporting company under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements. See “Prospectus Summary - Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in our common stock involves a high degree of risk. See the section titled “Risk Factors” beginning on page 9 of this prospectus for a discussion of some of the risks you should consider before investing.

		Per Share		Total
Initial Public offering price	$		$
Underwriting discounts and commissions(1)	$		$
Proceeds, before expenses, to us	$		$

(1) The underwriters will receive compensation in addition to the underwriting discounts and commissions. See “Underwriting.”

We have granted the underwriters an option, which is exercisable for up to 30 days after the date of this prospectus, to purchase up to            additional shares of common stock from us at the initial public offering price, less the underwriting discounts and commissions, to cover over-allotments of shares, if any.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The Underwriters expect to deliver the shares of our common stock to purchasers against payment on or about, 2025.

The date of this prospectus is              , 2025

Joint Book-Running Managers

Roth Capital Partners	Lake Street

(Added graphics)

AMP
AUTONOMOUS MOWING PLATFORM

Back and Forth
Spiral
FIREFLY®
AUTOMATIX

(Added graphics)

OEM
ff-Highway
Turns the Hardest Job
into the Easiest

FIREFLY
AUTOMATIX

PROSLAB 160
PROSLAB

FIREFLY
AUTOMATIX

FIREFLY
AUTOMATIX
R300

You should rely only on the information contained or incorporated by reference in this prospectus and in any free writing prospectus that we have authorized for use in connection with this offering. Neither we nor the underwriters have authorized any other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States (“U.S.”): neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the U.S.. Persons outside of the U.S. who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the U.S..

i

MARKET DATA AND FORECASTS

We are responsible for the disclosures contained in this prospectus. However, unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on information obtained from a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research. Although we have not independently verified the accuracy or completeness of the third-party information included in this prospectus, based on management’s knowledge and experience, we believe that these third-party sources are reliable and that the third-party information included in this prospectus or in our estimates is accurate and complete. While we are not aware of any misstatements regarding the market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

TRADEMARKS, TRADENAMES, SERVICE MARKS, AND COPYRIGHTS

We own or have rights to use various trademarks, tradenames, service marks, and copyrights, which are protected under applicable intellectual property laws, as further described herein. This prospectus also contains trademarks, tradenames, service marks, and copyrights of other companies, which are, to our knowledge, the property of their respective owners. Solely for convenience, certain trademarks, tradenames, service marks, and copyrights referred to in this prospectus may appear without the ©, ®, and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, tradenames, service marks, and copyrights.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and consolidated financial statements included elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should carefully read this entire prospectus, including the information in the sections titled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless the context requires otherwise, references in this prospectus to “FireFly,” the “Company,” “we,” “us,” and “our” refer to FireFly Automatix, Inc.

Our Mission

Our mission is to become a global innovator and technology leader in autonomous mobility and electric vehicle (“EV”) drive in turfgrass management, including turfgrass automated EV mowing and agricultural automation, by leveraging and developing cutting-edge technologies that solve significant financial, environmental and labor challenges, and become the premier technology supplier to the turfgrass management industry worldwide. We believe we have assembled a highly qualified team with extensive experience in the agricultural technology (“AgTech”) arena, as well as complementary fields, to support our business strategy, and we will continue strengthening our culture of innovation, quality, and excellent customer service.

Our Business

We are a growth-oriented technology company with internally developed proprietary software and our patented mechatronic systems. We have integrated our technology into the design, development, and manufacturing of our Precision Automated Turf Harvester (“PATH”) and our most current Autonomous Electric Vehicle (“AEV”) robotic mowers, the Autonomous Mowing Platform (“AMP”), including our AMP-L100 and AMP-X100 models.

We currently sell our products directly to customers in the turf harvesting and golf course maintenance industries. Our products are complemented by a suite of services that are designed to address the entire product lifecycle and deepen our relationships with customers. We built a vertically integrated platform comprised of our proprietary technology, cloud software systems, product development, products, and services, which we expect will allow us to iterate disruptive products and shorten the time to bring new products to market. Much of our research and development into automating the PATH machines, specifically our servo electric motion control technology, was transferable to our AEV robotic mowers. Interconnected by our data and analytics, our platform is designed to deliver fast-paced innovation cycles, structural cost advantages, and exceptional customer experiences, all of which combine to create a self-reinforcing growth dynamic while serving our mission to be a technology leader in large area AEV mowing technology and in automated turf harvesting.

Our product offering originated with our PATH machines in 2012 in the demanding turf farm segment, where turfgrass must typically be harvested and shipped within a very short period of time. From 2016 to March 2025, we have placed a combined total of 787 PATH machines, AMPs and used machines throughout the world, resulting in a compounded annual growth rate (“CAGR”) of approximately 34% from 41 machines sold in 2016. We have customers operating machines in the U.S., Australia, the United Kingdom, Brazil, Canada, and other international markets. Our worldwide fleet of PATH machines is capable of cutting over 10,000 pallets of turf each day across the world, combining performance, utility and efficiency.

With the success of our PATH machines, we listened to our customers’ demands for our technology in mowing applications and determined to design our next product to serve the estimated 38,000 golf courses in the world. In late 2023, we introduced our first AEV robotic mower, the AMP-L100, which we began marketing and selling in 2024. This industrial, self-driving, large-area AEV robotic mower is our first solution specifically designed for the unique requirements of the golf course, sports field, municipal, real estate, and turfgrass mowing markets. We believe that our AMPs provide a unique mowing approach that is both environmentally sound and business friendly. As such, our AMPs are designed to specifically target the demanding needs of these additional target mowing markets. Based on our internal calculations, derived from publicly available information estimating the number of schools, parks, airports, and other relevant applications of our AMPs and internally developed estimates of the average equipment needs for such facilities, we believe that these target mowing markets, together with the turf-harvesting market, represent a Total Addressable Market (“TAM”) exceeding approximately $48.7 billion annually for our PATH machines and AMPs, over 15 times larger than our estimate of the turf-harvesting opportunity alone from our PATH machines. We have delivered a total of 38 AMPs to date.

Our worldwide fleet of PATH machines and AMPs saves users an estimated 3.6 million and 58 thousand, respectively, gallons of diesel fuel per year. Based on the weekly diesel (on-highway) price published by the U.S. Energy Information Administration (“EIA”) as of March 31, 2025, that efficiency lowers a typical PATH customer’s fuel costs by over $20,000 per year and AMP customer’s fuel costs by approximately $5,000 per year. Additionally, our machines cut the cost of labor significantly, with each PATH machine saving an average of 4,000 labor hours per year, and each AMP saving over 600 hours of labor per year. We expect to accelerate deliveries to customers as we increase our production rate.

Our products are designed to accelerate the large-scale adoption of sustainable solutions. To accompany our machines, we have developed a comprehensive portfolio of aftermarket parts. Complementing our machines, our software platform includes proactive service (maintenance and repair) and software services. We expect these services to generate long-term brand loyalty while also creating a recurring revenue stream for each product across its lifecycle.

Our direct-to-customer model allows us to manage all sales, deliveries and service operations in-house without relying on third-party distributors. We employ an integrated, digital-first strategy that is not only convenient and transparent for our customers, but also efficient and scalable to support our continued growth. We believe this strategy will allow us to deliver uncompromised experiences to our customers well beyond what is available through the distributor model.

Our vertically integrated platform enables us to provide our diverse offering of highly differentiated products and services as well as our technology-first, direct-to-customer experience. Our ecosystem consists of the following components:

● Technology. A secure, reliable, scalable combination of hardware and software, connecting our proprietary in-machine systems, including electronics, battery, electric drive, chassis and experience management.

● Software. Our architecture of interconnected software applications designed to deliver seamless, end-to-end experiences using our FireLink web application. Our software platform enables remote diagnostics, software updates, and remote controls, including machine access.

● Product Development and Operations. Our vertically integrated product development and operations functions include design, development, manufacturing, sales, delivery and service. These distributed functions serve the unique needs of our agricultural and golf course customers. As of December 31, 2024, we have 16 service technicians serving customers across the U.S. and 2 service technicians located internationally.

● Products and Accessories. Our portfolio is comprised of machines that we believe reimagine the turfgrass harvesting and mowing segments. We expect our products and services will provide us access to new markets and bring new customers into our platform.

● Services. We offer highly tailored and differentiated services that enable near seamless and intuitive experiences throughout the entire product lifecycle. We expect this holistic approach to promote customer satisfaction, create strong brand loyalty, and increase operational efficiency while simultaneously allowing us to capture a greater share of the full lifecycle value.

● Data and Analytics. Our platform is interconnected by our proprietary data and analytics tools. It is comprised of centralized data and analytics tools, providing valuable insights that can be applied to continuously improve platform-wide performance, functionality and uptime to drive increased customer satisfaction.

We plan to utilize this ecosystem to continuously improve our products by adding new capabilities and functionality. Enhanced products will attract more customers, deepen existing customer relationships, and expand our data repository and insights, which we expect will further benefit our customers and our business.

Beyond the benefits of our ecosystem, we believe that our entrepreneurial culture is a competitive advantage. Our strength comes from a diversity of backgrounds, perspectives, talents and approaches, and we work hard to cultivate a culture of collaboration. Our entrepreneurial spirit drives dialogue and exploration in the development process that we believe has produced world-class products and services. This drives innovation and propels continued growth to help us achieve our mission.

Our Products

Our products are organized into two families: AMPs and PATH machines.

1

Autonomous Mowing Platform

We currently offer two models of our AMP: (1) AMP-L100 and (2) AMP-X100. The key difference between the two models is that the AMP-L100 is a reel mower, for shorter heights-of-cut, while the AMP-X100 is a rotary mower, for longer heights-of-cut.

AMP-L100 AEV Robotic Reel Mower	AMP-X100 AEV Robotic Rotary Mower

Our AMPs are autonomous machines for professional mowing, equipped with a controller with proprietary algorithms, light detection and ranging (“LiDAR”) for object detection, and a suite of cameras and sensors. Upon set up at the customer’s location, the AMP simply requires a onetime learning pass around the outer boundary of the area to be repetitively mowed, which we believe is ideal for fairway mowing. Once the machine has learned the boundary, it can generate different mow patterns using our FireLink web application. The customer can then select a starting place on the fairway, select a mow pattern, press play and let the AMP do the rest. The machine will find its way to the start point and start mowing. Customers can then monitor progress of the machine remotely on our web application, FireLink.

Our AMPs are all-electric, powered by a lithium iron phosphate battery, and can operate for four to six hours per charge, enough time to mow an average of nine fairways. Our design eliminates the need for an engine, radiator, gas or hydraulics and related components and oil (other than a minimal amount of gear oil), transmission fluids, and hydraulic fluids that are found on traditional lawnmowers, which reduces operating and maintenance costs and eliminates emissions and harmful fluid spills, such as the hydraulic oil spill from a traditional mowing machine as shown in the picture below:

The AMPs are connected to our specialized and internally developed web application - FireLink - via cellular networks or Starlink, for autonomy control, and to real time kinematics (“RTK”)-corrected GPS for precise positioning. Our patented drive and steering systems provide superior traction while protecting the turf, a critical attribute for self-driving machines and one demanded by our customers.

Both the AMP- L100 and AMP-X100 models cut a 100-inch-wide swath with five cutting decks and can mow approximately 20-25 acres per charge. The AMP-L100 uses reel cutting technology, which is well regarded for its high quality at low heights-of-cut and is widely used for mowing fairways on golf courses. The AMP-X100 has rotary cutting units, which are more commonly used for taller heights-of-cut, often in sports fields, commercial landscaping, turfgrass farms, and mowing in the “rough” on golf courses. Our nearest competitors’ autonomous mowers generally only provide cutting widths of 60 inches and under.

The AMP-L100 is an autonomous and all-electric reel mower for fairways, giving customers nearly silent operation, which enables extended mowing hours, and a high-quality precision cut. We market our AMPs primarily through on-site demonstrations, through digital marketing and social media channels, and in industry publications. In 2024, we hosted an average of 15 demonstrations per month and anticipate hosting an average of 30 demonstrations per month in 2025.

PATH Machines

Our PATH machines are purpose-built machines used by turf growers across the world. The PATH machines are designed from the ground-up to be completely computer-controlled or “drive-by-wire.” These software-defined machines can evolve with customer needs over time through software updates. These harvesters also provide Internet of Things (“IoT”) connectivity to deliver data and insights into machine health and performance to both the customer and us.

We engineered advanced electrification and control systems to significantly increase machine productivity, yield, and operational efficiency, which we believe outperforms any other technology currently available in the turfgrass market. In a side-by-side demonstration in Ontario, Canada at the September 2024 Nursery Sod Growers Association, the productivity of the FireFly PATH was 33% higher than competing machines, with significantly higher yield. In another extended comparative demonstration in the U.K. in July 2024, our PATH machine used 49% less fuel than the competitor, producing 5,182 square feet of grass per gallon of fuel, compared to 2,660 square feet per gallon by the competing harvester.

Our PATH machines are diesel-electric hybrid, self-propelled machines that cut and pull the turf from the ground and cut it into symmetrical slabs. The slabs are transported up a conveyor, rolled if applicable, and automatically stacked on a pallet. Prior to automation, turf harvesting was accomplished by manual labor and manually operated mowers. The automated machines have reduced labor, and, according to our customers, turned work done by anywhere from two to ten people into a one-person job.

Because our PATH machines use efficient servo electric systems, significantly lower power is required to harvest the turf. Our hybrid diesel-electric PATH machines use a 74-horsepower turbo-charged 4-cylinder Tier 4 diesel engine. Due to our efficient design, we believe the horsepower requirements are around half of our closest competitors’ machines, which generally use 130 to 140-horsepower engines.

We currently offer two categories of PATH machines:

●	ProSlab Harvester – The ProSlab harvester cuts and layers flat slabs of turf onto a pallet. The pallet is then ejected from the machine onto the ground without slowing or stopping, ready for pickup by the turf grower. This model is conducive to cutting warm season turf varieties such as Bermudagrass, St. Augustinegrass, and Centipedegrass, among others. The ProSlab machine provides an option to upgrade the electrical system, which increases speed and efficiency.

2

●	R300 Roll Machine – The R300 roll machine cuts, rolls and stacks the mini-turf rolls onto a pallet. Like the ProSlab harvester, the pallet is discharged out the back of the machine and is ready for easy pickup by the turf harvester. The R300 is best suited for cool seasonal grasses like Kentucky Bluegrass, Tall Fescue, and Fine Fescue among others

We sell replacement parts and consumables of systems both in our PATH and AMP product lines. For the year ended December 31, 2024, parts and consumable sales represented 19.7% of our revenues. Our service department, consisting of corporate and regional technicians, provides training and support in person, by phone and through remote communication on our web applications.

We sell subscription services to customers that give them access to performance metrics. Our Mercury data platform allows the transmission of productivity data from machines to customers, helping them to know how their PATH machines and AMPs are performing. Key data points include overall equipment effectiveness (“OEE”) data, square feet per hour, weight of the pallets, cumulative pallet counts, harvesting session numbers and more. We plan to sell access to performance metrics as a monthly subscription that we expect will evolve with our ongoing data and analytics learning platforms. This platform represents the foundation for collecting and sharing valuable data with customers, which we believe will create significant economic value. We believe that these metrics provide economic value to customers while also benefiting the environment. For example, these metrics enable precise targeting of fertilizer and water, optimizing growth while minimizing waste. We expect future subscription packages will offer tiered pricing based on the range of services provided.

Our Competitive Strengths

We designed all aspects of our platform, business model, products, and organization to enable a scalable, customer-centric, and efficient approach resulting in key competitive advantages.

● First-Mover and Deep Domain Expertise. Our talent and knowhow provide deep domain expertise, resulting in a rare and unique set of skills that created our AMPs. Our management team has decades of grass growing and harvesting experience, as well as deep engineering expertise across mechanical, software, electric, autonomy and motion control. This expertise allowed us to understand earlier than our competitors the need for and advantages of electrification, resulting in our PATH machines and AMPs, which introduces a much larger addressable market segment of golf courses and precision mowing. Our intellectual property portfolio and years of deep expertise in automation provide us with a significant first-mover advantage.

● FireFly Ecosystem. We design, develop, manufacture and sell in-house in our 108,500 square foot facility located in Salt Lake City, Utah. We control our manufacturing (end-to-end) in-house. We employ a Kanban inventory control system to manage over 10,453 individual components on a daily basis. We strive to provide an ecosystem of solutions to our end users, consisting of hardware, software, parts supply, onsite and helpdesk service, ongoing schools and training, and video-based training and updates. We also provide certain data back to the end-users in the form of a key performance indicator (“KPI”) database that allows operators to track and monitor performance.

● Entrepreneurial Culture. We believe that our entrepreneurial culture is one of our most durable competitive advantages. Everything from the way we recruit to our transparent way of communicating, is in service of making our business the company passionate professionals join to learn, grow, and do meaningful work.

● Direct Customer Relationships. Our ongoing commitment to listening to the problems of our customers and incorporating their feedback into our platform is an important competitive advantage that we expect will allow us to iterate disruptive products. Our direct relationships with customers allow us to gather insights, design solutions that best serve their needs, drive strong engagement, remove structural inefficiencies, create transparency, and increase customer satisfaction and referral. By controlling every customer touchpoint from awareness through ownership, we replace a patchwork of third parties with our end-to-end, integrated solutions.

● Suite of Services. Our portfolio of complementary services is designed to deliver an intuitive and near seamless customer experience across the full lifecycle of our machines. Our suite of services provides an opportunity to generate predictable, high-margin recurring revenues and increase the lifetime revenue potential of each vehicle.

● Experienced Board of Directors. We have been able to recruit independent directors who believe in our mission and have a world-class depth and breadth of executive, operational and financial experience with public companies, and experience across a breadth of industries.

Long-Term Growth Strategy

We make decisions and investments with long-term objectives in mind. We believe maintaining a long-term growth direction is key to maximizing our impact and generating value for our stockholders. We plan to achieve this by constructing a diverse portfolio of offerings with global appeal and strategically investing in our technology and infrastructure. Key levers of our growth strategy include:

● Increase Share in Turf Farm Market. We plan to continue to build innovative products for the turf farmer. We have a large presence of PATH machines in the U.S. and Australia and plan to continue to penetrate the markets of Canada, Europe, Brazil, and the United Kingdom by increasing marketing and sales activities and adding new support staff in those regions. We plan to continue to execute on new designs and improvements of harvesters that increase value to the customer with reduced operating costs, improved reliability, and increased capabilities.

● Increase Share in Golf and Sports Turf Markets. We plan to continue to add to our sales and marketing team in golf and sports turf. There continues to be high interest in the capabilities of our AMPs in the marketplace. The installed base of over 36 units have demonstrated this ability and builds confidence in our AMPs.

● Grow Our Used and Trade-In Business. We plan to continue accepting trade-in machines and to resell these as part of our revenue growth strategy.

● Develop and Launch Next-Generation AEVs. We intend to continue to innovate and launch AEVs within the turfgrass management space. These products will serve a variety of needs, price points and geographies.

● Further our International Footprint. We intend to further our global footprint. We will continue to build our sales, marketing and service teams in the U.S., Australia, Canada, Brazil, Europe and the United Kingdom, as well as developing distribution partnerships for other international markets.

● Extend Depth and Breadth of Our Digital Services. We plan to launch additional subscription services, enable the purchase of more features through software updates and explore financing options for customers through third party and internal financing.

● Invest in Our Platform. We plan to continue investing in our product development and operations infrastructure to enable our growth, product innovation, and customer experience.

● Unlock New Business Models. Our capabilities as a direct-to-customer, integrated technology and manufacturing company position us to drive the adoption of future business models.

3

Recent Developments

In February 2025, we implemented a major software update over-the-air for all autonomous mower customers. This update included numerous new features in direct response to customer requests, including:

●	Smart Start: Allows operators to drop off the AMP anywhere within the fairway. The mower autonomously finds its path starting point and begins mowing, significantly reducing manual driving time and streamlining operations.
●	Fairway Mode: Users can save specific mowing and operating boundaries, enabling the AMP to execute turns either in the rough or within the fairways. This feature can reduce the number of clean-up passes needed and provides added flexibility for each course.
●	Enhanced Keep-Out Zones: Empowers the AMP to safely navigate around obstacles in the fairways while preserving straight mowing lines and consistent striping. This capability improves efficiency and maintains the aesthetic quality of the turf.
●	Refreshed User Interface: With an improved workflow and a more cohesive look and feel, the new interface makes controlling and managing the AMP more intuitive and efficient than ever before.

Corporate Information, Principal Executive Offices and Internet Address

FireFly Automatix, Inc. is a Delaware corporation incorporated on November 13, 2015 and we began operations in 2010.

We operate out of a 108,500 square foot facility located in Salt Lake City, Utah. As of December 31, 2024, we employed 194 employees of which 31 are engaged in research and development (“R&D”), 11 in sales and marketing, 112 in manufacturing, 18 in service, and 22 in management, finance and purchasing.

Our principal executive office is located at 1130 South 3800 West, Suite 100, Salt Lake City, Utah 84104. Our telephone number is (801) 698-7301. Our website is fireflyautomatix.com. Information contained on or accessible through our website is not part of this prospectus, and is not incorporated by reference herein, and should not be relied on in determining whether to make an investment decision. The inclusion of our website address in this prospectus is an inactive textual reference only.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. For so long as we are an emerging growth company, we will, among other things:

●	be permitted to present only two years of audited consolidated financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our periodic reports and registration statements, including in this prospectus;

●	not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

●	not be required to hold a nonbinding advisory stockholder vote on executive compensation pursuant to Section 14A(a) of Securities Exchange Act of 1934, as amended (the “Exchange Act”);

●	not be required to seek stockholder approval of any golden parachute payments not previously approved pursuant to Section 14A(b) of the Exchange Act;

●	be exempt from any rule adopted by the Public Company Accounting Oversight Board, requiring mandatory audit firm rotation and identification of critical audit matters; and

●	be subject to reduced disclosure obligations regarding executive compensation in our periodic reports.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

4

We will continue to qualify as an emerging growth company until the earliest of:

●	the last day of our fiscal year following the fifth anniversary of the date of our initial public offering;

●	the last day of our fiscal year in which we have annual gross revenue of $1.235 billion or more;

●	the date on which we have, during any three-year period, issued more than $1.0 billion in non-convertible debt; and

●	the date on which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

For risks related to our status as an emerging growth company and a smaller reporting company, including the potential impact of reduced financial reporting and disclaimer requirements see “Risk Factors - Risks Related to the offering and Ownership of Our Common Stock.” We are an emerging growth company and a smaller reporting company, and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

Summary of Risk Factors

Our business is subject to a number of risks and uncertainties of which you should be aware before making a decision to invest in our common stock. These risks are more fully described in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

●	We are a growth-stage company and have a limited operating history at the current scale of our business, which makes it difficult to evaluate our current business and future prospects.
●	We have a history of net losses. If we do not achieve profitability, our business, financial condition and operating results will be adversely affected.
●	There is substantial doubt about our ability to continue as a going concern, and we will need additional financing to execute our business plan, to fund our operations and to continue as a going concern.
●	Our business plans require a significant amount of capital, which will require us to sell additional equity securities or incur additional indebtedness that will dilute our stockholders or introduce covenants that may restrict our operations or our ability to pay dividends.
●	If we fail to scale our business operations, successfully introduce and market new products and services, or otherwise manage our future growth effectively as we attempt to rapidly grow our company, our business may be adversely affected.
●	Our business and operating results are subject to seasonal fluctuations, which could result in fluctuations in our operating results and stock price.
●	We believe our long-term value as a company will be greater if we focus on growth through the development of technology, which may negatively impact our results of operations in the near term.
●	Our existing and future levels of indebtedness could adversely affect our financial health, ability to obtain financing in the future, ability to react to changes in our business and ability to fulfill our obligations under such indebtedness.
●	We rely on complex machinery for our operations, and production involves a significant degree of risk and uncertainty in terms of operational performance, safety, security, and costs.
●	Security breaches and other disruptions to our information technology infrastructure could interfere with our operations and compromise information, exposing us to liability that could cause our business to suffer.
●	Our products rely on software and hardware that is highly technical, and if these systems contain errors or design defects, our business could be adversely affected.
●	If we fail to adapt and respond effectively to rapidly developing technology, evolving industry standards and changing customers’ needs or requirements, our products may become less competitive.
●	Expanding our international operations, where we have limited operating experience, may subject us to increased business, regulatory and economic risks that could seriously harm our business, operating results and financial condition.
●	Our business depends largely on our ability to attract and retain talented employees, including senior management.

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●	Our management will be able to exert influence over our affairs.
●	Unfavorable weather conditions or natural catastrophes that reduce agricultural production and demand for agriculture and turf equipment could directly and indirectly affect our business.
●	We have identified material weaknesses in our internal control over financial reporting, and the failure to achieve and maintain effective internal controls over financial reporting could harm our business and negatively impact the value of our common stock.
●	Our ability to use our U.S. federal and state net operating losses to offset future taxable income may be subject to certain limitations which could subject our business to higher tax liability.
●	Our operations are subject to complex and changing laws and regulations, the violation of which could expose us to potential liabilities, increased costs, and other adverse effects.
●	We may face risks associated with international, national, and regional trade laws, regulations, and policies, and government farm programs and policies which could significantly impair our profitability and growth prospects.
●	We could be involved in legal disputes, including securities litigation, that are expensive and time consuming, and, if resolved adversely, could harm our business, operating results, and financial condition.
●	We are an “emerging growth company” and a “smaller reporting company” and our compliance with the reduced reporting and disclosure requirements may make our common stock less attractive to investors.
●	Failure to protect and enforce our proprietary technology and intellectual property rights could substantially harm our business, operating results and financial condition.
●	Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and proprietary information.
●	Our use of “open source” software could subject us to possible litigation or could prevent us from offering products that include open source software or require us to obtain licenses on unfavorable terms.
●	Our cybersecurity and data privacy programs are in the early stages and any interruptions due to cyberattacks or to our failure to maintain adequate security and supporting infrastructure as we scale, could damage our reputation, business, operating results, and financial condition.
●	The price of our common stock may be volatile.
●	We will have broad discretion in how we may use the net proceeds in connection with this offering, and we may not use them effectively.
●	Anti-takeover provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could impair a takeover attempt.
●	Our amended and restated certificate of incorporation will include exclusive forum provisions, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.
●	Investors in this offering will experience immediate dilution upon the closing of the offering.
●	Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a market for our common stock will develop or that the market price of shares of our common stock will not decline following the offering.

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THE OFFERING

Common stock offered by us	shares (or shares if the underwriters exercise their option to purchase additional common stock in full)

Shares of Common Stock outstanding	shares of Common Stock.

Shares of Common Stock outstanding after giving effect to the issuance of the shares registered hereunder	shares of Common Stock.

Use of proceeds

We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $         million (or approximately $         million if the underwriters exercise their option to purchase additional shares of common stock in full), assuming an initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering to build out our sales, marketing, and support teams, international development and for working capital and general corporate purposes. Our management will have broad discretion in the application of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of the proceeds. See “Use of Proceeds.”

Option to purchase additional shares of common stock	The underwriters have a 30-day option extending from the date of this prospectus to purchase up to additional shares of common stock from us to cover over-allotments.

Risk factors	You should carefully consider all of the information set forth in this prospectus and, in particular, the specific factors set forth under “Risk Factors” on page 9, before deciding whether to invest in our common stock.

Listing	We intend to apply to list our shares of common stock on the Nasdaq Capital Market under the symbol “FFLY”. No assurance can be given that our listing will be approved by Nasdaq or that a trading market will be approved by Nasdaq or that a trading market will develop for the common stock. We will not proceed with this offering in the event the common stock is not approved for listing on Nasdaq.

The number of shares of our common stock outstanding before and after this offering is based on                 shares of our common stock outstanding as of         , 2025 and excludes:

●	shares of our common stock issuable upon exercise of options to purchase shares of our common stock outstanding as of , with a weighted average exercise price of $ per share;

●	shares of our common stock issuable upon the conversion of Debentures (as defined below) that remain outstanding after this offering;

●	shares of our common stock issuable upon exercise of common stock purchase warrants outstanding as of , 2025; and

●	shares of our common stock reserved for issuance following this offering under our equity incentive plans.

In addition, the number of shares of common stock outstanding before the offering does not give effect to:

●	the automatic conversion of certain of our outstanding convertible debentures into an aggregate of shares of our common stock, the conversion of which will occur immediately prior to the completion of this offering;

●	amendments to our amended and restated certificate of incorporation and amended and restated by-laws to be adopted prior to the completion of this offering; and

●	any exercise of the underwriters’ option to purchase additional shares of common stock in this offering.

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SUMMARY FINANCIAL DATA

The following tables summarize our financial data as of the dates and for the periods presented. We have derived the summary statements of operations data for the years ended December 31, 2024 and 2023, and the balance sheets data as of December 31, 2024 and 2023, from our audited condensed financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

The following summary financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	2024	2023
	(in thousands)

Revenues, net	$42,477	$41,496
Cost of revenues	32,282	31,997
Gross profit	10,195	9,499

Operating expenses:
Selling, general and administrative	11,443	8,942
Research and development	4,293	4,939
Total operating expenses	15,736	13,881

Loss from operations	(5,541)	(4,382)

Other (expenses) income:
Interest income	25	35
Interest expense	(235)	(383)
Change in fair value of convertible debentures	(4,158)	727
Change in fair value of the common stock purchase warrant liability	(3,616)	(3,305)
Other income	10	-
Total other expense	(7,974)	(2,926)
Loss from operations before income taxes	(13,515)	(7,308)

Provision for income taxes	22	75
Net loss	(13,537)	(7,383)

Net loss per share attributable to common stockholders:
Basic	$(0.99)	$(0.57)
Diluted	$(0.99)	$(0.57)

Weighted average common shares:
Basic	13,699,300	13,031,044
Diluted	13,699,300	13,031,044

	As of December 31,
	2024	2023
	(in thousands)

Consolidated Balance Sheet Data:

Cash and restricted cash	$2,587	$2,689

Working capital(1)	3,602	2,767

Total assets	21,285	19,100

Total liabilities	77,023	67,139

Accumulated deficit	(76,405)	(62,868)

Total stockholders’ deficit	(55,738)	(48,039)

(1)	We define working capital as current assets less current liabilities. See our consolidated financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

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RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider each of the following risks and all of the information set forth in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus and in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding to invest in our common stock. While we believe the risks and uncertainties described below are the material risks currently facing us, additional risks and uncertainties not presently known to us or that we currently believe to be immaterial also may impair our business, financial condition, results of operations and cash flows. If any of the following risks and uncertainties develops into actual events, our business, financial condition, results of operations and cash flows could be materially adversely affected. In that case, the price of our common stock could decline, and you may lose all or part of your investment.

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to FireFly Automatix, Inc. and its subsidiaries.

Risks Related to Our Business and Industry

We are a growth-stage company and have a limited operating history at the current scale of our business, which makes it difficult to evaluate our current business and future prospects.

We began operations in 2010 and incorporated as a Delaware corporation in 2015, and we have a limited operating history at the current scale of our business. Our business plan is still in development, and we likely do not recognize all of the challenges that may emerge and affect our proposed business. We have encountered, and will likely continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly evolving industries, including challenges in accurate financial planning and forecasting, increasing competition and expenses as we continue to grow our business, and attracting and retaining customers. You should consider our business and prospects in light of the risks and difficulties that we may encounter as a business with a limited operating history. We may not be successful in addressing these and other challenges we may face in the future, and our business, operating results, and financial condition may be adversely affected if we do not manage these risks successfully. We may not be able to maintain our current rate of growth, which is a risk characteristic often shared by companies with limited operating histories participating in rapidly evolving industries.

We have a history of net losses. If we do not achieve profitability, our business, financial condition and operating results will be adversely affected.

We have experienced net losses each year since we began operations in 2010, including a net loss of approximately $13.5 million for the year ended December 31, 2024. We have an accumulated deficit of $(76.4) million and a total stockholders’ deficit of $(55.7) million as of December 31, 2024. We anticipate that our operating expenses and capital expenditures will increase substantially in the foreseeable future as we continue to invest in our machines and technologies, acquire new customers, expand our business and operations domestically and internationally, hire additional employees, develop and enhance our machines and related parts and service offerings, expand our marketing and sales operations, and enhance our infrastructure. Our expansion efforts may prove more expensive than we anticipate, and we may not succeed in increasing our revenues sufficiently to offset these higher expenses. Given the operating and capital expenditures associated with our business, we may not achieve profitability in the foreseeable future and cannot assure you that we will ever be able to achieve profitability.

There is substantial doubt about our ability to continue as a going concern, and we will need additional financing to execute our business plan, to fund our operations and to continue as a going concern.

Since inception, we have experienced recurring operating losses and negative cash flows and we expect to continue to generate operating losses and consume significant cash resources for the foreseeable future. There is substantial doubt regarding our ability to continue as a going concern. Our independent registered public accounting firm has expressed in its auditors’ report on our 2023 and 2024 consolidated financial statements, included in this prospectus, an emphasis of matter paragraph relating to our ability to continue as a “going concern,” meaning that our recurring losses from operations and negative cash flows from operations raise substantial doubt regarding our ability to continue as a going concern. We have prepared our consolidated financial statements on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Our consolidated financial statements do not include any adjustment to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty. If are unable to generate cash from operations or raise capital in equity or debt financings as needed, our business will be adversely affected.

In addition, under our outstanding Debentures, our failure to maintain certain minimum cash flow amounts would constitute an event of default thereunder, which would give the holders of the Debentures the right to declare the outstanding balances immediately due and payable. We have not complied with such minimum cash flow amounts in prior periods, but the holders of the Debentures have agreed to waive such non-compliance and, as such, we are not currently in default under the Debentures. However, there can be no guarantee that we will be able maintain compliance with other covenants under the Debentures, or that the holders will continue to waive our non-compliance with the minimum cash flow covenants. If we are in default under the Debentures and the holders declare the outstanding balances immediately due and payable, we may not have sufficient funds to satisfy such obligations and may need to pursue a reorganization proceeding under applicable bankruptcy or insolvency laws.

Our business plans require a significant amount of capital, which will require us to sell additional equity securities or incur additional indebtedness that will dilute our stockholders or introduce covenants that may restrict our operations.

Our capital expenditures will continue to be significant in the foreseeable future as we expand our business. The fact that we have a limited operating history at our current scale means we have limited historical data on the demand for our products. As a result, our future capital requirements are uncertain and actual capital requirements may be different from those we currently anticipate. We expect that we will need to seek equity or debt financing in both the near- and long-term to finance a portion of our capital expenditures.

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Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business model. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned operations or substantially change our strategy. As a result, we may not be able to obtain any funding, and we may not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

In addition, our future capital needs and other business reasons may require us to sell additional equity or debt securities. The sale of additional equity or convertible securities would dilute our stockholders. The incurrence of indebtedness would result in increased debt service obligations and covenants that potentially restrict our operations.

If we cannot raise additional funds, our business, prospects, financial condition, results of operations, and cash flows will be materially and adversely affected.

If we fail to scale our business operations or otherwise manage our future growth effectively as we attempt to rapidly grow our company, we may not be able to produce, market, service and sell (or lease) our products successfully.

We intend to expand our operations significantly, which will require hiring, retaining and training new personnel, controlling expenses, expanding facilities, and expanding administrative infrastructure, systems, and processes. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include, among others:

●	attracting and hiring skilled and qualified personnel to support our expanded operations at existing facilities or operations at any facilities we may construct or acquire in the future;

●	managing a larger organization with a great number of employees in different divisions and geographies;

●	training and integrating new employees into our operations to meet the growing demands of our business;

●	controlling expenses and investments in anticipation of expanded operations;

●	establishing or expanding manufacturing, sales and service facilities;

●	managing regulatory requirements and permits, labor issues and controlling costs in connection with the construction of additional facilities or the expansion of existing facilities;

●	enhancing administrative infrastructure, systems and processes; and

●	addressing any new markets and potentially unforeseen challenges as they arise.

Furthermore, we have limited experience to date in high volume manufacturing of our products and we cannot assure that we will be able to develop efficient, low-cost manufacturing capabilities and processes, and reliable sources of supply, that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully market our products as our operations expand. Any failure to effectively manage our growth could materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

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Our business and operating results are subject to seasonal fluctuations, which could result in fluctuations in our operating results and stock price.

We experience moderate seasonal fluctuations in our sales and operating results. Our financial results, including our gross margins, may fluctuate from period to period based on the number of available selling days in a particular period, which can be impacted by a number of factors, such as holidays or days of severe inclement weather in a particular geography, the mix of products sold and the geographic mix of where products are sold. Our sales are subject to some seasonality, as turf harvesters and golf courses primarily make equipment purchases in the spring. In addition, country clubs and municipalities typically establish operating budgets in the fourth quarter of each year, to determine capital expenditure budgets for the following year. As a result, purchases by such entities may be delayed until after such budgeting processes are completed.

If, for any reason, we miscalculate the demand for our products or our product mix leading up to seasonal purchases, our sales in such periods could decline, resulting in higher labor costs as a percentage of sales, lower margins and excess inventory, which could cause our annual operating results to suffer and our stock price to decline. Due to this seasonality, the possible adverse impact from other risks associated with our business, including atypical weather, consumer spending levels and general economic and business conditions, is potentially greater if any such risks occur during our peak sales seasons.

Adverse changes in the new housing market, including due to increased interest rates, could adversely affect demand for our PATH machines.

Rising interest rates could adversely affect the home construction market, which may result in reduced demand for turf for yards and neighborhood parks. As demand for turf falls, demand for our PATH machines may be adversely affected. For example, we have recently experienced a decline in demand for our PATH machines. We believe that such decline is due to reduced housing starts and higher interest rates.

Housing development projects are subject to various external factors beyond our control, such as changes in local zoning laws, delays in permitting, fluctuations in construction costs, interest rate volatility, and shifts in market demand for commercial and residential properties. These risks are exacerbated by the cyclical nature of the real estate market, where downturns in the economy or disruptions in the credit markets may result in reduced project feasibility, lower occupancy rates, or diminished property values. Downturns in housing development could also affect development of other properties that require turf, such as municipal parks.

Our operations and financial results may be affected by competitive conditions.

The market for our products is highly competitive and rapidly evolving. Most of our competitors have working versions of various types of harvesting and mowing machines, and some are in the process of introducing automated mowers. Our success depends both on our ability to manufacture and support our harvesters and mowers and to continue to improve our product offerings to ensure they are superior to our competitors’ machines. Refinements and improvements to the product line may have technical failures, their production may be delayed, they may have higher production costs than originally expected or they may not be accepted by our customers. If we are not able to anticipate, identify, develop, and market products that respond to changes in customer preferences, demand for our products may be reduced and our operating results would be adversely affected.

Additionally, existing competitors may introduce similar technologies into the market prior to our ability to produce sufficient machines to meet customer demand or may secure patent protection of technology we rely upon in the development of our products. Even though we may be first to market with some products, competitors may attempt to copy our products or utilize our technology to develop superior machines, and there is no guaranty we can effectively defend against such acts.

Some of our competitors and potential competitors have significantly greater resources than us. Increased competition may result in pricing pressure for us and decrease our market share, any of which could negatively affect our revenue and future operating results and our ability to grow our business.

A number of factors could impact our ability to compete, including:

●	changes in technology and pricing offered by us or our competitors;

●	the ability to adapt to new technologies and changes in requirements of our customers;

●	customer acquisition and retention costs; and

●	industry consolidation and the number and rate of new entrants.

We may not be able to compete successfully against current and future competitors. In addition, competition may intensify as our competitors expand into our market segments or geographic markets. If we cannot compete successfully against our competitors, our ability to grow our business and achieve profitability could be impaired.

Our long-term results depend upon our ability to successfully introduce and market new products, including the AMP-L100 and the AMP-X100, which may expose us to new and increased challenges and risks.

Our growth strategy depends, in part, on our ability to successfully introduce and market new products, such as the AMP-L100 and the AMP-X100. If we experience significant future growth, we may be required not only to make additional investments in hiring additional workforce to support our manufacturing capacity, but also to expand our infrastructure.

As we introduce new products or refine, improve or upgrade versions of existing products, we cannot predict the level of market acceptance or the amount of market share these products will achieve, if any. We cannot assure you that we will not experience material delays in the introduction of new products in the future. Consistent with our strategy of offering new products and product refinements, we expect to continue to use a substantial amount of capital for product refinement, research and development, and sales and marketing. In addition, the time that it takes for us to recover our investment in a new product depends on our customer acquisition costs, customer retention rates, and a variety of factors. Because of the lengthy period required to recoup our investment, unexpected developments beyond our control could occur that result in customers ceasing or significantly curtailing purchases of our products before we generate any meaningful revenue therefrom. As a result of any of the foregoing, we may ultimately be unable to recover the full investment that we make in a new product or achieve any level of profitability from such product.

If we are unable to successfully introduce, integrate, and market new products, including the AMP-L100 and the AMP-X100, our business, prospects, financial condition, results of operations, and cash flows may be materially and adversely affected.

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Our existing and future levels of indebtedness could adversely affect our financial health, ability to obtain financing in the future, ability to react to changes in our business and ability to fulfill our obligations under such indebtedness.

As of December 31, 2024, we had outstanding indebtedness in the aggregate principal amount and accrued interest of approximately $14.3 million maturing on January 31, 2027. This level of indebtedness could:

●	require us to dedicate a substantial portion of funds to the payment of principal and interest on our indebtedness, thereby reducing the amount of funds to be used for working capital, acquisitions, product development, capital expenditures and other general corporate purposes;

●	limit our ability to obtain additional financing for working capital, acquisitions, product development, capital expenditures, debt service requirements and other general corporate purposes;

●	limit our ability to refinance indebtedness or cause the associated costs of such refinancing to increase;

●	increase our vulnerability to general adverse economic and industry conditions, including interest rate fluctuations; and

●	place us at a competitive disadvantage compared to our competitors with proportionately less debt or comparable debt at more favorable interest rates which, as a result, may be better positioned to withstand economic downturns.

Any of the foregoing impacts of our level of indebtedness could have a material adverse effect on us.

We may not succeed in maintaining and strengthening our brand, which would materially and adversely affect customer acceptance of our products and our business, prospects, financial condition, results of operations, and cash flows.

Our business and prospects heavily depend on our ability to develop, maintain, and strengthen our brand. If we are not able to maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Our ability to develop, maintain, and strengthen our brand will depend heavily on our ability to provide high quality products and technology and engage with our customers as intended, as well as the success of our customer development and marketing efforts. The AgTech industry is intensely competitive, and we may not be successful in building, maintaining, and strengthening our brand. Many of our current and potential competitors have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. If we do not develop and maintain a strong brand, our business, prospects, financial condition, results of operations, and cash flows could be materially and adversely impacted.

In addition, if incidents occur or are perceived to have occurred, whether or not such incidents are our fault, we could be subject to adverse publicity. In particular, given the popularity of social media, any negative publicity, whether true or not, could quickly proliferate and harm consumer perceptions and confidence in our brand. Our ability to successfully position our brand could also be adversely affected by perceptions about the quality of our competitors’ products.

We rely on complex machinery for our operations, and production involves a significant degree of risk and uncertainty in terms of operational performance, safety, security, and costs.

We rely on complex machinery for our operations and our production will involve a significant degree of uncertainty and risk in terms of operational performance, safety, security, and costs. Our manufacturing plant consists of large-scale machinery combining many components. These manufacturing plant components are likely to suffer unexpected malfunctions from time to time and will depend on repairs and spare parts to resume operations, which may not be available when needed. Unexpected malfunctions of manufacturing plant components may significantly affect operational efficiency. Operational performance and costs can be difficult to predict and are often influenced by factors outside of our control, such as, but not limited to, scarcity of natural resources, environmental hazards and remediation, costs associated with decommissioning of machines, labor disputes and strikes, difficulty or delays in obtaining governmental permits, damages or defects in electronic systems, industrial accidents, pandemics, fire, seismic activity, and natural disasters.

In addition, our operations and production may be subject to interruptions, delays, or failures resulting from earthquakes, fires, floods, adverse weather conditions, other natural disasters, power loss, terrorism, pandemics, geopolitical conflicts, other physical security threats, cyberattacks, or other catastrophic events. If any such events were to occur, our operations and production could be impacted and our customers may be subject to service disruptions or outages and we may not be able to recover our technical infrastructure and customer data in a timely manner to restart or provide our services, which may adversely affect our financial results. Furthermore, the majority of our employees are based in our headquarters located in Salt Lake City, Utah. If there is a catastrophic failure involving our manufacturing operations or major disruptive event affecting our headquarters or the Salt Lake area in general, we may be unable to operate our business.

We cannot guarantee that any of these events will not occur in the future, or that we will be able to address such events without damage or delay. Should operational risks materialize, it may result in the personal injury to or death of workers, the loss of production equipment, damage to manufacturing facilities, products, supplies, tools and materials, monetary losses, delays and unanticipated fluctuations in production, environmental damage, administrative fines, increased insurance costs, and potential legal liabilities, all which could have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows. Although we generally carry insurance to cover such operational risks, we cannot be certain that our insurance coverage will be sufficient to cover potential costs and liabilities arising therefrom. A loss that is uninsured or exceeds policy limits may require us to pay substantial amounts, which could adversely affect our business, prospects, financial condition, results of operations, and cash flows.

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Security breaches and other disruptions to our information technology infrastructure could interfere with our operations and could compromise our information as well as information of our employees, customers, and/or suppliers, exposing us to liability that could cause our business and reputation to suffer.

In the ordinary course of business, we rely upon information technology networks and systems, some of which are managed by third parties, to process, transmit, and store electronic information and to manage or support a variety of business processes and activities, including supply chain, manufacturing, distribution, invoicing, and collection of payments from customers. We use information technology systems to record, process, and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal, and tax requirements.

Additionally, we collect and store confidential data, including intellectual property, proprietary business information, and the proprietary business information of our customers, and suppliers, as well as personal data of our customers and employees in data centers, which are often owned by third parties and maintained on their information technology networks. The secure operation of these information technology networks, and the processing and maintenance of this information, are critical to our business operations and strategy.

We have processes and procedures in place designed to enable us to recover from a disaster or catastrophe and continue business operations and have tested this capability under controlled circumstances. However, though we believe we maintain cybersecurity and data privacy programs sufficient for our current operations and will expand such programs as our operations grow, as an early-stage company, we have not made significant investments in such programs to date. Further, there are several factors ranging from human error to data corruption that could materially impact the efficacy of such processes and procedures, including by lengthening the time services are partially or fully unavailable to customers and end users. It may be difficult or impossible to perform some or all recovery steps and continue normal business operations due to the nature of a particular disaster or catastrophe, especially during peak periods, which could cause additional reputational damages, or loss of revenues, any of which would adversely affect our business and financial results.

Despite security measures, including exercises, tests, incident simulations, and system assessments designed to discover and address potential vulnerabilities, our information technology networks and infrastructure have been and may be vulnerable to intrusion, damage, disruptions, or shutdowns due to attacks by cyber criminals, employees’, or suppliers’ error or malfeasance, supply chain compromise, disruptions during the process of upgrading or replacing computer software or hardware, power outages, computer viruses, ransomware or other malware, telecommunication or utility failures, terrorist acts, natural disasters, or other events. Although we have not suffered any significant cyber incidents that resulted in material business impact, we have from time to time been, and expect to continue to be, the target of malicious cyber threat actors. The occurrence of any significant event could compromise our networks, and the information stored there could be accessed, obtained, publicly disclosed, lost, altered, misused, or stolen. Any such access, acquisition, disclosure, alteration, misuse, or other loss of information could result in legal claims or proceedings, government investigations, liability or regulatory penalties, disruption or shut down of our operations, disruption or shut down of our customers’ operations, and damage to our reputation, which could adversely affect our business, results of operations, and financial condition. Furthermore, as security threats continue to evolve and increase in frequency and sophistication, we may need to invest additional resources to enhance information security.

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Our products rely on software and hardware that is highly technical, and if these systems contain errors, bugs, vulnerabilities, or design defects, or if we are unsuccessful in addressing or mitigating technical limitations in our systems, our business could be adversely affected.

Our products rely on software and hardware that is highly technical and complex and may require modification and updates over the life of the products. In addition, our products depend on the ability of such software and hardware to store, retrieve, process and manage data. Our software and hardware may contain errors, bugs, vulnerabilities or design defects, and our systems are subject to certain technical limitations that may compromise our ability to meet our objectives. Some errors, bugs, vulnerabilities, or design defects may be inherently difficult to detect and may only be discovered after the code has been released for external or internal use. Although we will attempt to remedy any issues we observe in our products effectively and rapidly, such efforts may not be timely, may hamper production or may not be to the satisfaction of our customers.

Additionally, malicious threat actors may attempt to gain unauthorized access to our products in order to gain control of the products, change the products’ functionality, user interface, or performance characteristics, interfere with the products’ operations, or gain access to data stored in or generated by the products or to systems to which they connect. In addition, reports of unauthorized access to our products, systems, and data, regardless of their reliability, may result in the perception that the products, systems, or data are vulnerable to malicious or unauthorized modifications. Any unauthorized access to or control of our products or systems, any loss of data, or any perception that products, systems, or data are vulnerable could result in loss of sales based on customers’ loss of confidence in our products, legal claims or proceedings against us, government investigation, liability, or regulatory penalties, which could adversely affect our business, results of operations, and financial condition.

Additionally, if we deploy updates to our software, whether to address issues, deliver new features or make desired modifications, and our over-the-air update procedures fail to properly update the software or otherwise result in unintended consequences to the software, the software within our customers’ products will be subject to vulnerabilities or unintended consequences resulting from such failure of the over-the-air update until properly addressed.

If we are unable to prevent or effectively remedy errors, bugs, vulnerabilities or defects in our software and hardware, or fail to deploy updates to our software properly, we would suffer damage to our reputation, loss of customers, loss of revenue or liability for damages, any of which could adversely affect our business, prospects, financial condition, results of operations, and cash flows.

Technical or regulatory limitations may impact our ability to effectively implement automation solutions.

We utilize automation in some of our products, and leverage generative artificial intelligence in our business processes. For example, we utilize automation software, digital tools, applications, and analytics utilized in our AMPs to enable our autonomous mower technology.

While we believe the use of these emerging technologies can present significant benefits, it also creates risks and challenges. Data sourcing, technology, integration and process issues, programmed bias in decision-making algorithms, concerns over intellectual property, security concerns, and the protection of privacy could impair the adoption and acceptance of autonomous machine solutions.

Furthermore, any confidential information that we input into a third-party generative artificial intelligence platform could be leaked or disclosed to others, including sensitive information that is used to train the third parties’ model. Additionally, if the data used to train the solution or the content, analyses, or recommendations that the machine learning and intelligence applications assist in producing is deemed to be inaccurate, incomplete, biased or questionable, our brand and reputation may be harmed and we may be subject to legal liability claims. The development of our own artificial intelligence applications, if any, may require additional investment in the development of proprietary systems, models, or datasets, which are often complex, may be costly and could impact the results of our operations. Developing, testing, and deploying these technologies may also increase the cost profile of our products due to the level of investment needed to enable such initiatives.

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We could be impacted by changes to or reallocation of radio frequency (RF) bands which could disrupt or degrade the reliability of our high precision augmented Global Positioning System (GPS) or other RF technology, which could impair our ability to develop and market GPS-based technology solutions, as well as significantly reduce our customers’ profitability.

Our current and planned autonomous mower technology depends upon the use of RF signals. These signals include, but are not limited to, GPS signals, other GPS-like satellite signals, augmented GPS services, cellular networks and other RF technologies that link equipment, operations, owners, dealers, and technicians. These radio services depend on frequency allocations governed by international and national government agencies. Any international or national reallocation of frequency bands, including frequency bands segmentation and band spectrum sharing, or other modifications concerning the regulation of frequency bands, could significantly disrupt or degrade the utility and reliability of our GPS-based products, which could negatively affect our ability to develop and market GPS-based technology solutions.

In addition, disruptions with GPS signals or the failure of telecommunications network operators to supply the bandwidth we need to support our products could interfere with the speed, availability, and usability of our equipment and services. If these GPS signals or RF signals become unavailable, our customers could be unable to use their equipment indefinitely. For our customers, this could result in lower turf crop yields, decreased operational efficiency, and higher equipment maintenance and wage costs. These cost increases could significantly reduce customers’ profitability, sustainability, and demand for our products. As a result, our sales and revenue could significantly decrease, which would have a material adverse effect on our results of operations and our business.

Our business may suffer if our products fail to perform as expected.

If our products do not perform as expected, we may receive warranty claims and may have to perform post-sales repairs or recalls. We may also be subject to regulatory requirements and penalties that will impact our ability to develop, market, and sell our products. This may result in product delivery delays. It could also lead to product liability, breach of warranty, and consumer protection claims. These claims and warranty expenses could be significant. As a manufacturer of equipment, we must manage the cost and risk associated with product warranties, post-sale repairs and recalls, regulatory penalties, and product liability, breach of warranty, and consumer protection claims with respect to our products. In addition to post-sale repairs or recalls initiated by us for various reasons, investigations into our products by government regulators may compel us to initiate product recalls or may result in negative public perceptions about the safety of our products, even if we disagree with the regulator’s determination. Such post-sale repairs or recalls, whether voluntary or involuntary, could result in significant expense, supply chain complications, and may harm our brand, business, prospects, financial condition, and operating results.

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Expanding our international operations, where we have limited operating experience, may subject us to increased business, regulatory, economic and political risks that could seriously harm our business, operating results and financial condition.

Operating in international markets requires significant resources and management attention and subjects us to regulatory, economic and political risks that are different from those in the U.S..

We intend to continue to expand our operations internationally, but our expansion efforts may not be successful. In addition, we face risks in doing business internationally, including risks associated with sales to international governments and entities, that could constrain our operations, increase our cost structure, and compromise our growth prospects, including:

●	international data privacy laws that may require data to be handled in a specific manner, including storing and processing data solely on local in-country servers;

●	difficulties in staffing and managing foreign operations, including in countries in which foreign employees may become part of labor unions, employee representative bodies, workers’ councils or collective bargaining agreements, and challenges relating to work stoppages or slowdowns;

●	different pricing environments, longer sales cycles, longer accounts receivable payment cycles and collections issues;

●	new and different sources of competition and practices which may favor local competitors;

●	weaker protection for intellectual property and other legal rights than in the U.S. and practical difficulties in enforcing intellectual property and other rights outside of the U.S.;

●	compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy and data protection and anti-bribery laws and regulations such as the U.S. Foreign Corrupt Practices Act (the “FCPA”);

●	increased financial accounting and reporting burdens and complexities;

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●	risks associated with foreign tax regimes, trade tariffs, or similar issues, which could negatively impact international adoption of our products;

●	risks associated with geopolitical conflicts, such as the conflicts in Ukraine;

●	adverse tax consequences, including the potential for required withholding taxes for our overseas employees; and

●	regional and economic political conditions.

Further, as we continue to expand internationally, we will become increasingly exposed to fluctuations in currency exchange rates. Future agreements with international partners may provide for payments to us to be denominated in local currencies, and in such cases, fluctuations in the value of the U.S. dollar and foreign currencies could impact our operating results when translated into U.S. dollars. Further, the strengthening of the U.S. dollar relative to foreign currencies could increase the real cost of our platform for our customers outside of the U.S., which could lead to the lengthening of our sales cycle or reduced demand for our products. If we are not able to successfully hedge against the risks associated with currency fluctuations, our financial condition and results of operations would be adversely affected. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure, which would adversely affect our financial condition and results of operations.

Our business depends largely on our ability to attract and retain talented employees, including senior management. If we lose the services of members of our senior management team, we may not be able to execute on our business strategy.

Our future success depends on the continuing ability to attract, train, assimilate and retain highly skilled personnel, including engineers and sales personnel with experience in the AgTech market. We face intense competition for qualified individuals from numerous AgTech companies. We may not be able to retain current key employees or attract, train, assimilate or retain other highly skilled personnel in the future. We may incur significant costs to attract and retain highly skilled personnel, and we may lose new employees to competitors or other technology companies before we realize the benefit of our investment in recruiting and training them. As we move into new geographies, we will need to attract and recruit skilled personnel in those areas. If we are unable to attract and retain suitably qualified individuals who are capable of meeting our growing technical, operational, and managerial requirements, on a timely basis or at all, our business, operating results and financial condition may be adversely affected.

Our future success also depends in large part on the continued services of our senior management and other key personnel, including in particular our founder, current Chairman, and Chief Technology Officer, Steven Aposhian. We rely on our leadership team and key employees in the areas of engineering, sales and product development, design, marketing, operations, strategy, security, and general and administrative functions. Our senior management and other key personnel are all employed on an at-will basis, which means that they could terminate their employment with us at any time, for any reason, and without notice. We do not currently maintain key-person life insurance policies on any of our officers or employees. If we lose the services of senior management or other key personnel, our business, operating results, and financial condition could be adversely affected.

Volatility or lack of appreciation in our stock price may also affect our ability to attract and retain key employees. Employees may be more likely to leave us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase price of the shares or the exercise price of the options, or conversely, if the exercise price of the options that they hold are significantly above the market price of our common stock. If we are unable to retain employees, or if we need to increase our compensation expenses to retain our employees, our business, operating results and financial condition could be adversely affected.

Our management will be able to exert influence over our affairs.

Our senior management team, together with their affiliates, currently control in excess of        % of the outstanding shares of our common stock. Following this offering, including the conversion of certain outstanding debentures, we expect that our senior management team will control approximately         % of the outstanding shares of our common stock. These individuals, if acting together, will be able to exercise significant influence on the outcome of matters requiring approval by our stockholders, including, but not limited to, the election of directors and significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might affect the market price of our common stock.

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We face risks related to our contracts with state and local government entities, which could harm our results of operations.

We expect to enter into agreements with local and state government entities as we expand our business into the sports turf market, such as municipal golf courses and parks. Sales to government entities, including municipalities, are subject to a number of risks. Selling to government entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that we will successfully sell our products to such governmental entity. Government entities may require contract terms that differ from our standard arrangements. In addition, government demand and payment for our products may be more volatile as they are affected by public sector budgetary cycles, funding authorizations, and the potential for funding reductions or delays, making the time to close such transactions more difficult to predict. This risk is enhanced as the size of such sales to the government entities increases. If we are successful in expanding our customer base to include more government entities, we may be subject to increased scrutiny, potential reputational risk, or potential liability should our platform and products fail to perform as contemplated in such deployments or should we not comply with the terms of our government contracts or government contracting requirements.

Unfavorable weather conditions or natural catastrophes that reduce agricultural production and demand for agriculture and turf equipment could directly and indirectly affect our business.

The purchasing decisions of our customers, particularly the purchasers of agriculture and turf equipment, can be significantly affected by poor or unusual weather conditions. Such conditions include:

●	insufficient levels of rain, which prevent planting new turf and may cause growing turf to die or result in lower yields;

●	excessive rain or flooding can prevent planting from occurring at optimal times and may cause crop loss through increased disease or mold growth;

●	temperatures outside normal ranges, which can cause crop failure or decreased yields and may also affect disease incidence;

●	natural disasters such as regional floods, hurricanes or other storms, droughts, diseases, wildfires, and pests, either as a physical effect of climate change or otherwise, which have had, and could in the future have, significant negative effects on agricultural and livestock production;

●	adverse weather conditions in a particular geographic region, particularly during the important spring selling season; and

●	drought conditions can adversely affect sales of mowing equipment and can similarly cause lower sales volume.

Each of these conditions could negatively affect demand for agricultural and turf equipment and the financial condition and credit risk of our customers.

Risks Related to Financial and Accounting Matters

Our operating results may fluctuate significantly, which makes our future results difficult to predict.

Our quarterly and annual operating results have fluctuated in the past and are expected to fluctuate in the future. Additionally, we have a limited operating history with the current scale of our business, which makes it difficult to forecast our future results and subjects us to a number of uncertainties, including our ability to plan for and anticipate future growth. As a result, you should not rely upon our past quarterly and annual operating results as indicators of future performance. We have encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly evolving markets, such as the risks and uncertainties described herein. Our operating results in any given quarter can be influenced by numerous factors, many of which are unpredictable or are outside of our control, including, but not limited to:

●	our ability to generate revenues from our products and services;

●	our ability to attract and retain customers;

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●	our ability to recognize revenue or collect payments from customers or other third parties in a particular period;

●	the ability of our third-party partners to manufacture and deliver components, including due to global supply chain issues;

●	the pricing of our products and services;

●	the timing, cost of and mix of new and existing sales and marketing and promotional efforts;

●	changes to our products or the development and introduction of new products or services by our competitors;

●	system failures, disruptions, breaches of security or privacy, whether internally or at third parties, and the costs associated with any such breaches and remediation;

●	negative publicity associated with our products;

●	the timing of incurring additional expenses, such as increases in sales and marketing or research and development;

●	adverse litigation judgments, settlements, or other litigation-related costs;

●	other changes in the legislative or regulatory environment, including with respect to education standards and privacy and cybersecurity, or actions by governments or regulators, including fines, orders, or consent decrees;

●	changes in U.S. generally accepted accounting principles; and

●	changes in domestic and global business and macroeconomic conditions, including as a result of increasing interest rates, inflation, tariffs, trade wars, instability in the global banking system, and global unrest including the wars in Gaza and the Ukraine.

The impact of one or more of the foregoing and other factors may cause our operating results to vary significantly. As such, quarter-to-quarter comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance. If we fail to meet or exceed the expectations of investors or securities analysts, then the trading price of our common stock could fall substantially, and we could face costly lawsuits, including securities class action suits. Furthermore, any quarterly or annual fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially.

We have identified material weaknesses in our internal control over financial reporting, and the failure to achieve and maintain effective internal controls over financial reporting could harm our business and negatively impact the value of our common stock.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports in a timely manner. In connection with the preparation of our consolidated financial statements for the year ended December 31, 2024, we concluded that there were material weaknesses in our internal control over financial reporting relating to (a) an ineffective control environment, including an insufficient number of personnel with an appropriate level of knowledge and experience to create the proper environment for effective internal control over financial reporting, as well as the other components of the COSO framework, including appropriate risk assessment, control activities, information and communication, and monitoring activities; (b) ineffective controls for information systems supporting its key financial reporting processes and (c) ineffective process-level controls. A material weakness is a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting such that it is reasonably possible that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis. While we are implementing measures designed to improve our internal control over financial reporting to remediate these material weaknesses, including the hire of additional financial personnel, we cannot be certain that these efforts will remediate our material weaknesses in a timely manner, or at all, or prevent restatements of our consolidated financial statements in the future. If we are unable to successfully remediate our material weaknesses, or identify any future significant deficiencies or material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports, and the market price of our common stock may decline as a result.

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Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate consolidated financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We expect to incur additional costs to remediate these control deficiencies, though we cannot be certain that our efforts will be successful or avoid potential future material weaknesses. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles. If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, or if we identify any additional material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and our stock price may decline as a result. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate consolidated financial statements on a timely basis may harm our stock price and make it more difficult for us to effectively market and sell our products to new and existing customers.

We could be subject to additional sales tax or other indirect tax liabilities.

We are subject to sales tax laws in various states and countries, and changes to these laws or their interpretation could affect our tax responsibilities. In addition, we are also subject to sales tax and other audits from time to time by such jurisdictions. For example, we are currently undergoing a sales tax audit by the State of California and there can be no guarantee as to whether we will be required to pay additional sales taxes or penalties relating to such audit.

While some jurisdictions provide sales tax exemptions for the types of products we sell, we may not meet the requirements for such exemptions, including timing requirements relating to exemption certificates. Certain state tax authorities may challenge or dispute our tax reporting, potentially requiring us to collect or remit additional taxes, which could result in penalties, interest, and other sanctions. Any one of these consequences or other negative effects could have a material adverse effect on our financial condition, cash flows or results of operations.

In the past, we did not have systems and processes to collect these taxes in all jurisdictions where we were conducting business. Failure to comply with such laws or administrative practices, or a successful assertion by such states or foreign jurisdictions requiring us to collect taxes where we did not, could result in substantial tax liabilities for past sales, as well as penalties and interest. We are in the process of assessing our filing status and exposure with each state to determine if we can take advantage of an amnesty program or negotiated settlements.

We may be subject to laws, regulations, and administrative practices that require us to collect information from our customers, vendors, merchants, and other third parties for tax reporting purposes and report such information to various government agencies. The scope of such requirements continues to expand, requiring us to develop and implement new compliance systems. Failure to comply with such laws and regulations could result in significant penalties.

We are in the process of developing systems to comply with collection and reporting requirements in all states in which we do business. However, the application of existing, new or revised taxes on our business, in particular, sales taxes, VAT and similar taxes would likely increase the cost of doing business. The application of these taxes on our business could also create significant increases in internal costs necessary to capture data and collect and remit taxes. There have been, and will continue to be, substantial ongoing costs associated with complying with the various indirect tax requirements in the numerous markets in which we conduct or will conduct business.

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Our ability to use our U.S. federal and state net operating losses to offset future taxable income may be subject to certain limitations which could subject our business to higher tax liability.

As of December 31, 2024, we had gross U.S. federal net operating loss (“NOL”) carryforwards of approximately $8.6 million and gross state NOL carryforwards of approximately $7.4 million, which may expire unutilized or underutilized. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any. Under the 2017 Tax Cuts and Jobs Act (the “Tax Act”), as modified by the Coronavirus Aid, Relief, and Economic Security Act, unused U.S. federal NOLs generated in tax years beginning after December 31, 2017, will not expire and may be carried forward indefinitely, but the deductibility of such federal NOLs in taxable years beginning after December 31, 2020, is limited to 80% of current year taxable income.

Under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), and corresponding provisions of state law, if a corporation that undergoes an “ownership change,” which is generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period, the corporation’s ability to utilize its pre-change NOL carryforwards to offset its post-change income or taxes may be limited.

We may experience ownership change(s) in the future as a result of subsequent shifts in our stock ownership, some of which may be outside our control. Therefore, it is possible that such an ownership change could limit the amount of NOLs we can use to offset future taxable income. Our current NOL carryforwards, and any NOL carryforwards of companies we acquire in the future, may be subject to limitations, thereby increasing our overall tax liability. Our NOL carryforwards may also be impaired under similar provisions of state law. We have recorded a full valuation allowance related to our U.S. federal and state NOL carryforwards and other net deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets. Our NOL carryforwards may expire unutilized or underutilized, which could prevent us from offsetting future taxable income. Any future changes in U.S. tax laws in respect of the utilization of NOL carryforwards may further affect the limitation in future years. In addition, there may be periods during which the use of NOL carryforwards is suspended or otherwise limited at the state level, which could also impact our ability to utilize NOL carryforwards. As a result, even if we attain profitability, we may be unable to use all or a material portion of our NOLs, which could adversely affect our business, operating results, financial condition, and cash flows.

We could be subject to changes in tax rates, the adoption of new U.S. or international tax legislation, or exposure to additional tax liabilities.

Due to shifting economic and political conditions in both the U.S. and internationally, tax policies, laws, or rates in various jurisdictions may be subject to significant changes in ways that impair our financial results. Various jurisdictions around the world have enacted or are considering digital services taxes, which could lead to inconsistent and potentially overlapping international tax regimes. The Organization for Economic Cooperation and Development recently released proposals relating to its initiative for modernizing international tax rules, with the goal of having different countries implement a modernized and aligned international tax framework, but there can be no guarantee that this will occur.

Risks Related to Legal and Regulatory Matters

Tariffs on certain imports to the U.S., other potential changes to U.S. tariff and import/export regulations, and retaliatory tariffs and other responses from other countries could have a material adverse effect on global economic conditions and our business, results of operations, prospects, and financial condition.

We purchase some of our parts (including parts used in fabricating machine components) from sources located internationally. The U.S. government has implemented substantial changes to U.S. trade policies, including import restrictions, increased import tariffs and changes in U.S. participation in multilateral trade agreements. As the implementation of tariffs is ongoing, more tariffs may be added in the future. These tariffs could have an adverse impact on our business, results of operations, prospects and financial condition, and if we are unable to pass such price increases through to our customers, it would likely increase our cost of sales and, as a result, decrease our gross margins, operating income and net income. Further tariff increases could require us to increase prices, which likely would decrease customer demand for our products. Retaliatory tariff and trade measures imposed by other countries could affect our ability to export products and therefore adversely affect our sales. In addition, reciprocal tariffs imposed by other countries could adversely affect our ability to expand our sales internationally.

In light of these events, there continues to exist significant uncertainty about the future relationship between the U.S. and other countries with respect to such trade policies, treaties, and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the U.S. Any of these factors could depress economic activity and restrict our access to suppliers or customers and, in turn, have a material adverse effect on the business and financial condition of such suppliers and customers or other counterparties we do business with, which in turn would negatively impact us.

It may ultimately be determined that we did not qualify for the Employee Retention Credit and we may be required to repay the amounts received, which could have a material adverse effect on our business, results of operations and financial condition.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (The “CARES Act”) was enacted to address the negative economic impact of the COVID-19 pandemic in the United States. The CARES Act included an Employee Retention Credit (“ERC”), a fully refundable tax credit for employers equal to fifty percent (50%) of qualified wages (including allocable qualified health plan expenses) that Eligible Employers pay their employees. The ERC applies to qualified wages paid after March 12, 2020, and before January 1, 2021.

In April 2021, we engaged a third-party consultant to assist in determining eligibility, gathering applicable data, calculating potential credits, and preparing analyses to assist us in amending tax filings made in 2020 and 2021 in order to take advantage of the ERC. In 2022, we received total cash refunds from the Internal Revenue Service (the “IRS”) in the amount of approximately $1.3 million which were applicable to 2020 payroll periods. In 2023, we received total cash refunds in the amount of approximately $2.4 million which were applicable to 2021 payroll periods.

The IRS has been aggressively auditing ERC refunds, often disallowing them for noncompliance and issuing additional guidance in some cases extending the statute of limitations for ERC audit periods. The current statute of limitations for our refund periods ranges from April 15, 2025 to April 15, 2027. While we believe we qualified for the ERC at the time we applied for the related refunds, if the IRS choses to audit the refunds we received, they may determine to disallow our refunds. If we are ultimately required to repay the ERC it may materially adversely affect our financial condition and results of operations.

Our operations are subject to complex and changing laws and regulations, the violation of which could expose us to potential liabilities, increased costs, and other adverse effects.

We are subject to numerous international, federal, state, and local laws and regulations, many of which are complex, frequently changing, and subject to varying interpretations. These laws and regulations cover a variety of subjects, including advertising, anti-money laundering, antitrust, consumer finance, environmental, climate-related, health and safety, import/export and trade, human rights, labor and employment, product liability reporting, cybersecurity, data privacy, telematics, encryption, and telecommunications. Changes to existing laws and regulations, or changes to how they are interpreted, or the implementation of new, more stringent laws or regulations, could adversely affect our business by increasing compliance costs, limiting our ability to offer a product or service, requiring changes to our business practices, or otherwise making our products and services less attractive to customers. Failure to comply with these laws and regulations could result in fines and penalties.

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In addition, we must comply with the FCPA and all applicable foreign anti-bribery and anti-corruption laws. These laws generally prohibit companies and their intermediaries from making improper payments or providing anything of value to improperly influence government officials or private individuals for the purpose of obtaining or retaining a business advantage, regardless of whether those practices are culturally expected in a particular jurisdiction. Although we have a compliance program in place designed to reduce the likelihood of potential violations of these laws and regulations, our employees, contractors, or agents in the future could violate such laws and regulations or our policies and procedures. Violations of these laws and regulations could result in criminal or civil sanctions and may have a material adverse effect on our reputation, business, results of operations, and financial condition.

We may face risks associated with international, national, and regional trade laws, regulations, and policies, and government farm programs and policies which could significantly impair our profitability and growth prospects.

International, national, and regional laws, regulations, and policies directly or indirectly related to or restricting the import and export of our products, services, and technology, or for the benefit of favored industries or sectors, could harm our global business or adversely affect our customers, which could result in decreased purchases of our products. We are subject to various regulatory risks including, but not limited to, the following:

●	Restricted access to global markets could impair our ability to export goods and services from various manufacturing locations around the world. Restricted access could limit the ability to access high-quality parts and components at competitive prices on a timely basis.

●	Trade restrictions, negotiation of new trade agreements, non-tariff trade barriers, local content requirements, and imposition of new or retaliatory tariffs against certain countries or covering certain products, including developments in U.S.-China trade relations, could limit our ability to capitalize on current and future growth opportunities in international markets. These trade restrictions, and changes in, or uncertainty surrounding global trade policies, may affect our competitive position.

●	Trade restrictions could impede those in developing countries from achieving a higher standard of living, which could negatively impact our future growth opportunities arising from increasing global demand for our products.

●	Policies impacting exchange rates and commodity prices, or those limiting the export or import of commodities, could have a material adverse effect on the international flow of agricultural and other commodities that may result in a corresponding negative effect on the demand for agricultural and forestry equipment in many areas of the world. Our agricultural equipment sales could be harmed by such policies because farm income influences sales of agricultural equipment around the world.

●	Changes in government farm programs and policies can influence demand for agricultural equipment as well as create unequal competition for multinational companies relative to domestic companies.

We could be involved in legal disputes that are expensive and time consuming, and, if resolved adversely, could harm our business, operating results, and financial condition.

From time to time we are involved in, and may in the future be involved in, actual and threatened legal proceedings, claims, investigations and government inquiries arising in the ordinary course of our business, including intellectual property, data privacy, cybersecurity, privacy and other torts, illegal or objectionable content, contractual rights, false or misleading advertising, or other legal claims relating to content or information that is provided to us or published or made available on our platform. Any proceedings, claims or inquiries involving our company, whether successful or not, may be time consuming, result in costly litigation, unfavorable outcomes, increased costs of business, may require us to change our business practices or platform, require significant amount of management’s time, may harm our reputation or otherwise harm our business, operating results, and financial condition.

We have been subject to actual and threatened litigation with respect to third-party patents, trademarks, copyrights and other intellectual property, and may continue to be subject to intellectual property litigation and threats thereof. To prevent substantial unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement and/or misappropriation of our proprietary rights against third parties. Any such action could result in significant costs and diversion of our resources and management’s attention, and we cannot assure that we will be successful in such action. Companies in the AgTech industry own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition and grow our business and product and service offerings, the possibility of being targeted by a larger number of intellectual property claims may increase. In addition, various “non-practicing entities” that own patents and other intellectual property rights have asserted, and may in the future attempt to assert, intellectual property claims against us to extract value through licensing or other settlements.

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From time to time, we may receive letters from patent holders alleging that our one or more of our products infringes on their patent rights and from trademark holders alleging infringement of their trademark rights. Our technologies and products may not be able to withstand such third-party claims.

With respect to any intellectual property claims, we may have to seek a license to continue using technologies or engaging in practices found to be in violation of a third-party’s rights, which may not be available on reasonable terms and may significantly increase our operating expenses. A license to continue such technologies or practices may not be available to us at all and we may be required to discontinue use of such technologies or practices or to develop alternative non-infringing technologies or practices. The development of alternative non-infringing technologies or practices could require significant effort and expense or may not be achievable at all, and our business, operating results, and financial condition could be adversely affected.

Risks Related to Intellectual Property

Failure to protect and enforce our proprietary technology and intellectual property rights could substantially harm our business, operating results and financial condition.

We rely on a combination of confidentiality, assignment, and license agreements with our employees, consultants, and third parties with whom we have relationships, as well as trademark, copyright, patent, trade secret, and domain name protection laws, to protect our proprietary rights in the U.S. and internationally. We have filed various applications for protection of certain aspects of our intellectual property, and we currently hold issued patents and copyrights in the U.S., and multiple trademark registrations in the U.S. and other foreign countries. Third parties may knowingly or unknowingly infringe our proprietary rights, third parties may challenge proprietary rights held by us, and pending and future trademark and patent applications may not be approved.

Any issued patents may be challenged, invalidated or circumvented, and any rights granted under these patents may not actually provide adequate defensive protection or competitive advantages to us. Patent applications in the U.S. are typically not published until at least 18 months after filing, or, in some cases, not at all. We cannot be certain that we were the first to make the inventions claimed in our pending patent applications or that we were the first to file for patent protection. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Recent changes to the patent laws in the U.S. may also bring into question the validity of certain patents and may make it more difficult and costly to prosecute patent applications. Such changes may lead to uncertainties or increased costs and risks surrounding the prosecution, validity, ownership, enforcement, and defense of our issued patents and patent applications and other intellectual property, the outcome of third-party claims of infringement, misappropriation, or other violation of intellectual property brought against us and the actual or enhanced damages (including treble damages) that may be awarded in connection with any such current or future claims, and could have a material adverse effect on our business.

We rely on our trademarks, trade names, and brand names to distinguish our platform from the products of our competitors. However, third parties may have already registered identical or similar marks for products or solutions. Efforts by third parties to limit use of our brand names or trademarks and barriers to the registration of brand names and trademarks may restrict our ability to promote and maintain a cohesive brand throughout relevant markets. We cannot be certain that pending or future U.S. or foreign trademark applications will be approved in a timely manner or at all, or that such registrations will effectively protect our brand names and trademarks. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our platform, which would result in loss of brand recognition and would require us to devote resources to advertising and marketing new brands.

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In addition, effective intellectual property protection may not be available in every country in which we operate or intend to operate our business. In any or all of these cases, we may be required to expend significant time and expense in order to prevent infringement or to enforce our rights. Although we have generally taken measures to protect our proprietary rights, others may offer products or concepts that are substantially similar to ours and compete with our business. If the protection of our proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our brands and other intangible assets may be diminished and competitors may be able to more effectively mimic our platform and methods of operations.

To prevent unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement and/or misappropriation of our proprietary rights against third parties. Any such action could result in significant costs and diversion of our resources and management’s attention, and we cannot be certain that we will be successful in such action. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights (or to contest claims of infringement) than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from knowingly or unknowingly infringing upon, misappropriating or circumventing our intellectual property rights. If we are unable to protect our proprietary rights, we will find ourselves at a competitive disadvantage to others who need not incur the additional expense, time and effort required to create our platform. Moreover, we may need to expend additional resources to defend our intellectual property rights in foreign countries, and our inability to do so could impair our business, results of operations and financial condition or adversely affect our business, operating results, and financial condition.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and proprietary information.

We have devoted substantial resources to the development of our intellectual property and proprietary rights. To protect our intellectual property and proprietary rights, we rely in part on confidentiality agreements with our employees, vendors, licensees, independent contractors and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Effective trade secret protection may also not be available in every country in which our platform is used or where we have employees or independent contractors. The loss of trade secret protection could make it easier for third parties to compete with our platform by copying functionality. In addition, any changes in, or unexpected interpretations of, the trade secret and employment laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights. In addition, others may independently discover trade secrets and proprietary information and in such cases, we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Third parties may claim that our platform infringes their intellectual property rights, and this may create liability for us or otherwise adversely affect our business, operating results and financial condition.

Third parties may claim that our platform infringes their intellectual property rights, and such claims may result in legal claims against us and our technology partners and customers. These claims may damage our brand and reputation and create liability for us. We expect the number of potential claims to increase as the functionality of our platform and services overlaps with that of other products and services, and as the volume of issued patents and patent applications continues to increase.

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Companies in the AgTech industry own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Furthermore, patent holding companies, non-practicing entities, and other adverse patent owners that are not deterred by our existing intellectual property protections may seek to assert patent claims against us. We have received, and may in the future receive, notices that claim we have misappropriated, misused, or infringed other parties’ intellectual property rights, and, to the extent we gain greater market visibility, we may face a higher risk of being the subject of intellectual property infringement claims.

We may also face exposure to third-party intellectual property infringement, misappropriation, or violation actions if we engage engineers or other personnel who were previously engaged by competitors or other third parties and those personnel inadvertently or deliberately incorporate proprietary technology of third parties into our products. In addition, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent our ability to develop, market and support potential products or enhancements, which could severely harm our business. Any intellectual property claims, with or without merit, could be very time-consuming, could be expensive to settle or litigate, and could divert our management’s attention and other resources. These claims could also subject us to significant liability for damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights. These claims could also result in us having to stop using technology found to be in violation of a third party’s rights. We might be required to seek a license for the intellectual property, which may not be available on reasonable terms or at all. Even if a license were available, we could be required to pay significant royalties, which would increase our operating expenses. Alternatively, we could be required to develop alternative non-infringing technology, which could require significant time, effort, and expense, and may affect the performance or features of our platform. If we cannot license or develop alternative non-infringing substitutes for any infringing technology used in any aspect of our business, we would be forced to limit use of our platform. Any of these results would adversely affect our business, operating results and financial condition.

Our use of “open source” software could subject us to possible litigation or could prevent us from offering products that include open source software or require us to obtain licenses on unfavorable terms.

A portion of the technologies we use incorporates “open source” software, and we may incorporate additional open source software in the future. Open source software is generally licensed by its authors or other third parties under open source licenses. These licenses may subject us to certain unfavorable conditions, including requirements that we offer our products that incorporate the open source software for no cost, that we make publicly available the source code for any modifications or derivative work we create based upon, incorporating or using the open source software, or that we license such modifications or derivative works under the terms of the particular open source license. From time to time, companies that use third-party open source software have also faced claims challenging the use of such open source software and their compliance with the terms of the applicable open source license. We may be subject to suits by parties claiming ownership of what it believes to be open source software or claiming non-compliance with the applicable open source licensing terms.

In addition to using open source software, we also license to others some of our software through open source projects. Open sourcing our own software requires the company to make the source code publicly available, and therefore can affect our ability to protect our intellectual property rights with respect to that software. Additionally, if a third-party software provider has incorporated open source software into software that we license from such provider, we could be required to disclose any of our source code that incorporates or is a modification or derivative work of such licensed software. If an author or other third party that distributes open source software that we use or license were to allege that we had not complied with the conditions of the applicable license, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from offering our products that contained the open source software, required to release proprietary source code, required to obtain licenses from third parties or otherwise required to comply with the unfavorable conditions unless and until we can re-engineer the product so that it complies with the open source license or does not incorporate the open source software.

The terms of many open source licenses have not been interpreted by U.S. or foreign courts, and accordingly there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our platform. In that event, we could be required to seek licenses from third parties in order to continue offering our platform, to re-develop our platform, or to release our proprietary source code under the terms of an open source license, any of which could harm our business. Enforcement activity for open source licenses can also be unpredictable. Were it determined that our use was not in compliance with a particular license, we may be required to release our proprietary source code, defend claims, pay damages for breach of contract or copyright infringement, grant licenses to our patents, re-engineer our platform, or take other remedial action that may divert resources away from our product development efforts, any of which could negatively impact our business. Open source compliance problems can also result in damage to reputation and challenges in recruitment or retention of engineering personnel. Further, given the nature of open source software, it may be more likely that third parties might assert copyright and other intellectual property infringement claims against us based on our use of these open source software programs. Litigation could be costly for us to defend, have a material adverse effect on our business, results of operations and financial condition, or require us to devote additional development resources to change our platform.

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General Risk Factors

The obligations associated with operating as a public company following this offering will require significant resources and management attention and will cause us to incur additional expenses, which will adversely affect our results of operations.

Following this offering, our expenses will increase as a result of the additional accounting, legal and various other additional expenses usually associated with operating as a public company and complying with public company disclosure obligations. After the consummation of this offering, we will be required to comply with certain requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and other applicable securities rules and regulations. The Exchange Act requires, among other things, us to file annual, quarterly, and current reports with respect to our business and operating results with the SEC. We will also be required to ensure that we have the ability to prepare consolidated financial statements that are fully compliant with all SEC reporting requirements on a timely basis. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. As a public company, we will, among other things:

●	prepare and distribute periodic public reports and other stockholder communications in compliance with our obligations under the federal securities laws;

●	create or expand the roles and duties of our board of directors and committees of the board;

●	institute more comprehensive financial reporting and disclosure compliance functions; and

●	establish new and enhance existing internal policies, including those relating to disclosure controls and procedures.

These changes, and the additional involvement of accountants and legal advisors, will require a significant commitment of additional resources. We might not be successful in complying with these obligations and the significant commitment of resources required for complying with them could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, in connection with this offering, we intend to increase our directors’ and officers’ insurance coverage, which will increase our insurance cost. In the future, it may be more expensive or more difficult for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors would also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

Economic uncertainty or downturns, including as a result of supply chain disruptions, tariffs, the Ukraine - Russia conflict, rising fuel prices, inflation, increasing interest rates and instability in the global banking system could adversely affect our business, financial condition and operating results.

In recent years, the U.S. and other significant markets have experienced cyclical downturns and worldwide economic conditions remain uncertain due to, among other things, rising interest rates, inflation, tariffs, instability in the global banking system, and the impacts of the war in Ukraine. Economic uncertainty and associated macroeconomic conditions make it extremely difficult for us and our customers to accurately forecast and plan future business activities, and could cause our customers, as well as local, state and government entities providing funding to certain customers, to slow spending on our products, which could delay and lengthen sales cycles. Furthermore, during uncertain economic times, our customers may face issues gaining timely access to sufficient credit on acceptable terms, which could result in an impairment of their ability to make timely payments to us. If that were to occur, we may be required to increase our allowance for credit losses and our results would be negatively impacted.

Since purchases of our products are generally dependent on discretionary spending, negative general economic conditions could significantly reduce the overall amount that customers spend on our products. Moreover, competitors may respond to challenging market conditions by lowering prices and attempting to lure away our customers.

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We cannot predict the timing, strength, or duration of any economic slowdown or any subsequent recovery generally, or any industry in particular. If the conditions in the general economy and the markets in which we operate worsen from present levels, our business, financial condition, and results of operations could be materially and adversely affected.

Risks Related to our Common Stock and this offering

Our stock price may be volatile or may decline regardless of our operating performance, resulting in substantial losses for investors purchasing shares in this offering.

Upon consummation of this offering, the price of our common stock, may fluctuate due to a variety of factors, including:

●	actual or anticipated fluctuations in our financial condition and results of operations;

●	developments involving our competitors;

●	variations between our actual operating results and the expectations of securities analysts, investors, and the financial community;

●	short sales, hedging and other derivative transactions involving our common stock;

●	any forward-looking financial or operating information we may provide to the public or securities analysts, any changes in this information, or our failure to meet expectations based on this information;

●	publication of research reports by securities analysts about us or our competitors or our industry;

●	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

●	additional shares of common stock being sold into the market by us or our stockholders, or the anticipation of such sales, or if existing stockholders subject to a lock-up sell shares into the market when applicable “lock-up” periods end;

●	additions and departures of key personnel;

●	commencement of, or involvement in, litigation involving our business;

●	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	announcements by us or estimates by third parties of actual or anticipated changes in the number of customers;

●	changes in operating performance and stock market valuations of our competitors;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole, including rising interest rates and inflation;

●	developments in new legislation and any lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies; and

●	other events or factors, including those resulting from the war in Ukraine, recessions, interest rates, instability in the global banking system, local and national elections, international currency fluctuations, corruption, political instability and acts of war or terrorism.

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In addition, extreme price and volume fluctuations in the stock markets have affected and continue to affect many technology companies’ stock prices. Often, their stock prices have fluctuated in ways unrelated or disproportionate to the companies’ operating performance. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and seriously harm our business.

We have outstanding warrants and convertible debentures, some of which contain “full-ratchet” anti-dilution protection, which may cause significant dilution to our stockholders.

As of December 31, 2024, we had outstanding warrants to purchase 3,980,704 shares of common stock at exercise prices ranging from $0.01 to $2.20 per share. We also had outstanding debentures with an aggregate principal and accrued interest balance of approximately $14.3 million, that are convertible into an aggregate of approximately 6,102,520 shares of common stock at conversion prices ranging from $1.12 to $10.58. Our outstanding warrants and convertible debentures include “full-ratchet” anti-dilution provisions, which, subject to limited exceptions, would reduce the exercise or conversion price of such warrants and convertible debentures (and increase the number of shares issuable) in the event that we in the future issue common stock, or securities convertible into or exercisable to purchase common stock, at price per share lower than the exercise or conversion price then in effect. In the ordinary course, the issuance of shares of common stock upon the exercise or conversion of such warrants or debentures would dilute the percentage ownership interest of all stockholders, might dilute the book value per share of our common stock, and would increase the number of shares of our common stock outstanding, which could depress the market price of our common stock. If the “full-ratchet” anti-dilution provisions of the warrants and convertible debentures are triggered, however, then any impact to dilution of percentage ownership interest of all stockholders and dilution of book value per share of our common stock could be substantially increased, in addition to an increase in the number of shares of our common stock and a reduction in the market price of our common stock.

We are an emerging growth company and a smaller reporting company, and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer”, as defined under the Exchange Act, our annual gross revenue exceeds $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

●	being permitted to provide only two years of audited consolidated financial statements, in addition to any required unaudited interim consolidated financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements, unless the SEC determines the new rules are necessary for protecting the public;

●	reduced disclosure obligations regarding executive compensation; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited consolidated financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be reduced or more volatile. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, we may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We intend to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of Sarbanes-Oxley.

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We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

We will have broad discretion in how we may use the net proceeds in connection with this offering, and we may not use them effectively.

Our management will have broad discretion in applying the net proceeds we receive in connection with this offering. We intend to use the net proceeds we receive from this offering for working capital to fund growth and other general corporate purposes, which may include research and development, sales and general administrative matters and capital expenditures. We may also use a portion of the net proceeds to acquire or make investments in businesses, products, offerings and technologies, although we do not have agreements or commitments for any material acquisitions or investments at this time. However, we cannot specify with any certainty the particular uses of the net proceeds that we will receive in connection with this offering. We may use these proceeds in a way with which our stockholders disagree. If our management fails to use these funds effectively, our business could be seriously harmed.

We do not intend to pay dividends for the foreseeable future, and as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

Following this offering, we currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as our board of directors deems relevant. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

If analysts do not publish research about our business or if they publish inaccurate or unfavorable research, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that analysts publish about our business. We do not have any control over these analysts. If any of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, the price of our common stock would likely decline. If few analysts cover us, demand for our common stock could decrease and our common stock price and trading volume may decline. Similar results may occur if one or more of these analysts stop covering us in the future or fail to publish reports on us regularly.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our common stock may be volatile. In the past in, in certain instances, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm our business.

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Anti-takeover provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and Delaware law contain provisions which could have the effect of rendering more difficult, delaying, or preventing an acquisition. Our corporate governance documents provide for:

●	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

●	a classified board of directors with three-year staggered terms, who can only be removed for cause, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

●	the exclusive right of our board of directors to set the size of the board of directors and to appoint a director to fill a vacancy, however occurring, including by an expansion of the board of directors, which prevents stockholders from being able to fill vacancies on our board of directors;

●	the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including voting or other rights or preferences, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

●	the ability of our board of directors to alter our amended and restated bylaws without obtaining stockholder approval;

●	in addition to our board of director’s ability to adopt, amend, or repeal our amended and restated bylaws, our stockholders may adopt, amend, or repeal our amended and restated bylaws only with the affirmative vote of the holders of at least 66 2/3% of the voting power of all our then outstanding shares of capital stock;

●	the required approval of at least 66 2/3% of the voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, to adopt, amend, or repeal certain provisions of our amended and restated certificate of incorporation;

●	the requirement that a special meeting of stockholders may be called only by a majority of our board of directors, our Chief Executive Officer, or the Chairman of our board of directors; and

●	advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the DGCL, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

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Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters and the federal district courts of the U.S. shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our amended and restated certificate of incorporation will provide that, unless we otherwise consent in writing, (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of ours to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended or restated) or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery of the State of Delaware, or (4) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the U.S. shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. For example, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act.

Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act.

The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with litigating such action in another jurisdiction, which could harm our business, financial condition and results of operations. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation.

Investors in this offering will experience immediate dilution upon the closing of the offering.

If you purchase shares of our common stock in this offering, you will experience immediate dilution of $         per share because the price that you pay will be greater than the pro forma net tangible book value per share of the common stock you acquire. This dilution is in large part due to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. You may experience additional dilution if we issue shares of our common stock under the 2016 Stock Plan (the “2016 Stock Plan”), the 2025 Equity Incentive Plan (the “2025 Stock Plan”) we expect to adopt in connection with this offering, or any other equity incentive plan, or we otherwise issue additional shares of our common stock at a price below the initial public offering price. For more information, see “Dilution” beginning on page 37

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a market for our common stock will develop or that the market price of shares of our common stock will not decline following the offering.

We cannot assure you that a trading market will develop for our common stock after this offering or, if one develops, that such trading market can be sustained. We intend to apply to have our common stock listed on Nasdaq, but we cannot assure you that our application will be approved. In addition, we cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock will be determined through our negotiations with the underwriters based on numerous factors, including the information set forth in this prospectus, our prospects and the prospects of our industry, an assessment of our management, our prospects for future earnings, the general condition of the securities markets, the recent market prices of, and demand for, publicly traded common stock of generally comparable companies and other factors deemed relevant by the underwriters and us. Neither we nor the underwriters can assure you that the initial public offering price will bear any relationship to the market price at which our common stock may trade after our initial public offering. Shares of companies offered in an initial public offering often trade at a discount to the initial offering price due to underwriting discounts and commissions and related offering expenses.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements regarding, among other things, our plans, strategies and prospects, both business and financial, prior to the offering, and following the offering. These statements are based on the reasonable beliefs and assumptions made by us at the time made. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “potential,” “future,” “may,” “will,” “should,” “could,” “seeks,” “plans,” “scheduled,” “anticipates,” “predict,” “assumes,” “intends” or similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about our ability to:

●	meet the closing conditions to the offering;

●	realize the benefits expected from the proposed offering;

●	execute our business strategy, including monetization of services provided and expansions in and into existing and new lines of business;

●	anticipate the impact of macroeconomic conditions, including rising interest rates, inflation, instability in the global banking system, tariffs, trade wars, and the war in Ukraine, on business and financial conditions;

●	anticipate the uncertainties inherent in the development of new business lines and business strategies;

●	retain and hire necessary employees;

●	increase brand awareness;

●	attract, train and retain effective officers, key employees or directors;

●	acquire and protect intellectual property;

●	upgrade and maintain information technology systems;

●	access, collect and use personal data about consumers;

●	meet future liquidity requirements and comply with restrictive covenants related to long-term indebtedness;

●	effectively respond to general economic and business conditions;

●	the listing of our securities on Nasdaq or an inability to have our securities listed on Nasdaq or another national securities exchange following the offering;

●	our ability to obtain additional capital, including use of the equity and debt markets;

●	enhance future operating and financial results;

●	anticipate rapid technological changes;

●	comply with laws and regulations applicable to our business;

●	anticipate the impact of, and response to, new accounting standards;

●	anticipate increases in inflation and interest rates which would increase the cost of capital;

●	anticipate the significance and timing of contractual obligations;

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●	maintain key strategic relationships with partners and distributors;

●	respond to uncertainties associated with product and service development and market acceptance;

●	manage to finance operations on an economically viable basis;

●	anticipate the impact of new U.S. federal income tax laws;

●	successfully defend litigation; and

●	successfully deploy the proceeds from the offering.

Forward-looking statements are not guarantees of performance and speak only as of the date hereof. While we believe that these forward-looking statements are reasonable, there can be no assurance that we will achieve or realize these plans, intentions or expectations.

The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. The risks described under the heading “Risk Factors” are not exhaustive. Other sections of this prospectus describe additional factors that could adversely affect our business, financial condition or results of operations prior to the offering, and following the offering. New risk factors emerge from time to time, and it is not possible to predict all such risk factors, nor can we assess the impact of all such risk factors on our business prior to the offering, and following the offering, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. We undertake no obligation to update or revise any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus, whether as a result of new information, future events or otherwise, except as required by law.

In addition, statements of belief and similar statements reflect our reasonable beliefs and opinions on the relevant subject. These statements are based upon information available to us, as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, involve risks and are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

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USE OF PROCEEDS

We estimate the net proceeds to us from the sale of shares of common stock by us in this offering will be approximately $          million, (or $        million if the underwriters exercise their over-allotment option in full), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. This estimate assumes a public offering price of $           per share, which is the mid-point of the offering price range indicated on the cover of this prospectus.

Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $           million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of common stock offered by us would increase or decrease, as applicable, the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $        million, assuming the assumed initial public offering price stays the same. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

We intend to use the net proceeds we receive from this offering for working capital to fund growth and other general corporate purposes, which may include research and development, sales and general administrative matters and capital expenditures. We may also use a portion of the net proceeds to acquire or make investments in businesses, products, offerings and technologies, although we do not have agreements or commitments for any material acquisitions or investments at this time.

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering or the amounts we actually spend on the uses set forth above. Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit or direct or guaranteed obligations of the U.S. government. Our management will have broad discretion in the application of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of the proceeds.

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DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and subject to restrictions on dividends in our outstanding Debentures, and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Our future ability to pay cash dividends on our stock may also be limited by the terms of any future debt or preferred securities or future credit facility.

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CAPITALIZATION

The following table sets forth our cash, cash equivalents, available-for-sale marketable securities and our capitalization as of December 31, 2024:

●	on an actual basis;

●	on a pro forma basis as of , 2025 after giving effect to the automatic conversion of (i) $ in convertible debentures into shares of our common stock at the consummation of this offering; and

●	a pro forma as adjusted basis to reflect the sale of shares of common stock by us in this offering at the initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting the underwriter’s discounts and commissions and estimated offering expenses payable by us, assuming the underwriter does not exercise the over-allotment option.

The as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information contained in this prospectus.

As of December 31, 2024
	Actual	Pro Forma	Pro Forma As Adjusted
(in thousands, except share amounts and par values)

Cash and restricted cash	$	$	$

Notes Payable and Debentures	$	$	$

Stockholders’ deficit:

Preferred stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted

Common stock, par value $0.001 per share; 40,000,000 shares authorized, shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted

Additional paid-in capital

Accumulated deficit

Total stockholders’ deficit

Total capitalization	$	$	$

The number of shares of our common stock outstanding, pro forma and pro forma as adjusted, in the table above is based on shares of our common stock outstanding as of December 31, 2024 and excludes:

●	shares of our common stock issuable upon exercise of options to purchase shares of our common stock outstanding as of , with a weighted average exercise price of $ per share;

●	shares of our common stock issuable upon the conversion of outstanding debentures that will not automatically convert in this offering;

●	shares of our common stock issuable upon exercise of common stock purchase warrants outstanding as of , 2025;

●	shares of our common stock reserved for issuance following this offering under our equity incentive plans; and

●	any exercise of the underwriters’ option to purchase additional shares of common stock in this offering.

In addition, the number of shares of common stock outstanding does not give effect to:

●	amendments to our amended and restated certificate of incorporation and amended and restated by-laws to be adopted prior to the completion of this offering; and

●	any exercise of the underwriters’ option to purchase additional shares of common stock in this offering.

Each $1.00 increase or decrease in the assumed initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering.

An increase or decrease of in the number of shares we are offering would increase or decrease, respectively, the amount of cash and cash equivalents, stockholders’ equity and total capitalization by approximately $            million, assuming the assumed initial public offering price per share remains the same, and after deducting underwriting discounts and commissions. The pro forma information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters’ option to purchase additional shares is exercised in full, our pro forma as adjusted cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization as of             , 2025 would be $    million, $    million, $    million, and $    million, respectively.

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DILUTION

If you invest in our common stock in this offering, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value (deficit) per share of our common stock after giving effect to this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the net tangible book value (deficit) per share attributable to our existing stockholders.

Historical net tangible book value (deficit) per share represents our total tangible assets less our liabilities divided by the total number of shares of common stock outstanding. Our net tangible book value (deficit) as of December 31, 2024 was approximately $    million, or $        per share of our common stock outstanding as of December 31, 2024. Our pro forma net tangible book value (deficit) as of December 31, 2024, was approximately $        million, or $        per share, after giving effect to the automatic conversion of certain of our outstanding convertible debentures into an aggregate of shares of common stock immediately prior to the completion of this offering (the “Automatic Conversion”).

After giving effect to (i) the Automatic Conversion and (ii) the sale by us of       shares of common stock in this offering at an assumed initial public offering price of $        per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value (deficit) as of December 31, 2024 would have been $       million, or $       per share of our common stock. This amount represents an immediate decrease in net tangible book value (deficit) of $        per share of common stock to our existing stockholders and an immediate and substantial dilution in net tangible book value (deficit) of $        per share of common stock to new investors purchasing shares in this offering.

We calculate dilution per share to new investors by subtracting the pro forma net tangible book value (deficit) per share from the initial public offering price paid by the new investor. The following table illustrates this dilution on a per share of common stock basis assuming the underwriters do not exercise their option to purchase additional shares of common stock in this offering:

Assumed initial public offering price per share of common stock		$
Historical net tangible book value (deficit) per share as of December 31, 2024	$
Increase per share attributable to the pro forma adjustments described above		$
Pro forma net tangible book value (deficit) per share of common stock as of December 31, 2024
Increase in pro forma net tangible book value (deficit) per share of common stock attributable to investors in this offering		$
Pro forma as adjusted net tangible book value (deficit) per share of common stock after giving effect to this offering		$
Dilution per share of common stock to investors in this offering		$

The number of shares of our common stock outstanding, pro forma and pro forma as adjusted, in the table above is based on shares of our common stock outstanding as of December 31, 2024 and excludes:

●	shares of our common stock issuable upon exercise of options to purchase shares of our common stock outstanding as of , with a weighted average exercise price of $ per share;

●	shares of our common stock issuable upon the conversion of outstanding debentures that will not automatically convert in this offering;

●	shares of our common stock issuable upon exercise of common stock purchase warrants outstanding as of , 2025;

●	shares of our common stock reserved for issuance following this offering under our equity incentive plans; and

●	any exercise of the underwriters’ option to purchase additional shares of common stock in this offering.

In addition, the number of shares of common stock outstanding does not give effect to:

●	amendments to our amended and restated certificate of incorporation and amended and restated by-laws to be adopted prior to the completion of this offering; and

●	any exercise of the underwriters’ option to purchase additional shares of common stock in this offering.

Each $1.00 increase or decrease in the assumed initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value (deficit) per share after this offering by approximately $       per share, and dilution in pro forma as adjusted net tangible book value (deficit) per share to new investors by approximately $      per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

Similarly, each increase (decrease) of 1,000,000 million shares in the number of shares of common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value( deficit) per share after this offering by approximately $       per share and the dilution to new investors participating in this offering by approximately $       per share, assuming that the assumed initial public offering price of $        per share remains the same and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

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If the underwriters’ option to purchase additional shares to cover over-allotments is exercised in full, the pro forma as adjusted net tangible book value (deficit) per share after giving effect to this offering would be approximately $           per share, representing an immediate increase to existing stockholder of $          per share, and immediate dilution to new investors in this offering of $             per share.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, or any options are exercised, new investors will experience further dilution.

The following table summarizes, on the same as pro forma as adjusted basis described above, the differences between the total number of shares of common stock purchased from us, the total cash consideration paid to us, and the average price per share of common stock paid by our existing stockholders and by new investors purchasing shares of common stock in this offering.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
(in thousands)
Existing stockholders		%	$	%	$
New investors in this offering		%	$	%	$
Total		%	$	%	$

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations with our audited consolidated financial statements for the years ended December 31, 2024 and 2023, together with related notes thereto, included elsewhere in this prospectus. The discussion and the analysis should also be read together with the sections entitled “Business” and “Prospectus Summary—Summary Financial Data included elsewhere in this prospectus. The following discussion contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. You should review the sections titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. In this section, unless otherwise specified, the terms “we”, “our”, “us”, the “Company” and “FireFly” refer to FireFly Automatix, Inc. All dollar amounts are expressed in thousands of United States dollars (“$”), unless otherwise indicated.

Company Overview

Since 2010, we have been passionate about becoming a leader in the turfgrass industry as a firm that designs, manufactures, sells and supports products that we believe have the potential to disrupt the turf harvesting, sports turf and golf markets through automation, robotics and both labor cost savings and energy efficiency. We have expanded our turfgrass expertise and have had success in Europe, Australia, the Asia Pacific region, and other international markets.

We are a growth-oriented technology company with internally developed proprietary software that is integrated with our patented mechatronic systems. We have embedded our technology into the design, development, and manufacturing of our Precision Automated Turf Harvester (“PATH”) and our most current Autonomous Electric Vehicle (“AEV”) robotic mowers, the Autonomous Mowing Platform (“AMP”), including our AMP-L100 and AMP-X100 models. Our PATH machines are comprised of our ProSlab Harvester and R300 Roll Machine. Our AMPs come in two models, one with a 5-gang reel, the AMP-L100, and another with a 5-gang rotary mower, the AMP-X100.

We began emerging as an AgTech innovator in 2023 with the introduction of our AMP-L100, which we began marketing and selling in 2024. These industrial, self-driving, AEV robotic mowers represent our first solution specifically designed for the unique requirements of the golf course, sports field, government, real estate, and turfgrass mowing markets. We believe that our AMPs provide a unique mowing approach that is both environmentally sound and business friendly. Our AMPs have been adopted by a number of prominent country clubs and golf courses due to their precision mowing capabilities, regulatory compliance with emission standards, and significant labor cost savings. Our current turf farm customers are embracing our AMPs for the quality of cut and flexibility in mowing their farms during the nighttime hours.

Our AMPs are design to specifically target the demanding needs of our target mowing markets. Based on our internal calculations, derived from publicly available information estimating the number of schools, parks, airports, and other relevant applications of our AMPs and internally developed estimates of the average equipment needs for such facilities, we believe that these target mowing markets, together with the turf-harvesting market, represent a Total Addressable Market (“TAM”) exceeding approximately $48.7 billion annually, over 15 times larger than our estimate of the turf-harvesting opportunity alone.

We are dedicated to being at the forefront of global AgTech innovations and determined to protect our position as a leading technology supplier to turfgrass producers worldwide, while also extending our impact into the mowing opportunities outlined above. We believe we have assembled a highly qualified team of engineers and software developers with extensive experience in the AgTech arena as well as complimentary fields to support our business strategy. We plan to continue to strengthen our culture of innovation, quality, and excellent customer service.

We have made the deliberate choice to vertically integrate our design, development, and manufacturing systems with the goal of allowing us to rapidly design and develop disruptive products, significantly shortening the time to bring new products to market. Our AMPs provide a prime example of this advantage. All of our research and development into automating the PATH machines, particularly our servo electric motion control technology, was transferable to our AMPs. We believe that our engineering expertise, vertically integrated production capabilities, and track record with critical piece part and subcomponent manufacturing positions us to successfully serve our customers who rely on us to deliver technical design and scaled manufacturing for integrated systems. From 2016 to March 2025, we have placed a combined total of 787 PATH machines, AMPs and used machines throughout the world. That is a compounded annual growth rate (“CAGR”) of approximately 34% from 41 machines sold in 2016. We have customers operating machines in the U.S., Australia, the United Kingdom, Brazil, Canada, and other international markets.

Our machine offerings consist of:

●	PS155 C and PS160 Slab Harvesters. The PS155C is the basic slab harvester we offer. The PS160 has electric conveyors (upper and pickup), which give very repeatable high speeds and smooth, accurate control. The PS160 also harvests grass 30% faster than the standard PS155C. Our electric systems reduce hydraulic oil temperature and improve fuel efficiency. The PS160 also comes with reconfigured gear ratios for higher transport speed and improved traction control when harvesting in slippery conditions.

●	R300 Harvester. The R300 Harvester stacks the turf on pallets in mini rolls. The R300 Harvester now has a single, powerful computer to run both the machine and operator interface. From chop to stack, the R300 Harvester’s systems are synchronized for the highest speeds and productivity. We believe that we have the only machine on the market that can pick up rolls from the accumulating conveyor while it is moving.

●	AMP-L100 and AMP-X100. We offer two models of our AMPs: a 5 gang reel, model AMP-L100, and a 5 gang rotary, model AMP-X100. Both models are fully autonomous, all electric, 100-inch robotic mowers. Our AMPs’ patented drive and steering system, which utilizes four induction motors, is synchronized with two independent steering motors to achieve a combination of traction and low impact to turf. Each wheel is commanded at precise velocity for any given input velocity and steering angle, providing consistent traction. The absence of a diesel engine and hydraulic pump allows the weight of the machine to be distributed for balance, responsive handling, and low turf impact.

●	Used machines. From time to time, we will take trade-ins from existing and/or new customers and resell the used machines. The trade-ins are typically our used machines previously sold by us, or our competitors’ machines.

We purchase and fabricate parts for all of our machines, which are used both in our manufacturing process and in our service business. We currently produce and ship over 900 after-market replacement parts per month, with over 98% being shipped within 24 hours of ordering. We believe with such capacity we are well positioned to support the growth of our AMP sales and increase unit deliveries.

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We currently have a team of ten highly trained service technicians, located in close proximity to where our machines are located and operating. Each technician has a service truck stocked with an inventory of spare parts used to maintain and repair our machines. We have three full-time AMP implementers who travel with each new AMP sold. The implementors work onsite with our customers to train them on the operation of their new AMP. Additionally, all customers have access to our technical service call center staffed by experts trained to diagnose and correct issues on the machines.

We typically arrange and bill the shipping for machines and parts. Additionally, we offer an annual 12-month software subscription for each AMP sold that gives customers access to performance metrics.

Principal External Factors Affecting Our Operating Results

We believe that our performance and future success depend on many factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section titled “Risk Factors”.

●	Market acceptance. The growth of our business depends on our ability to gain broader acceptance of our current products by continuing to make users aware of the significant benefits of our products so as to generate increased demand and frequency of use, and thus increase our sales. Our ability to grow our business will also depend on our ability to expand our customer base in existing or new target markets, including international markets. Although we have increased the number of users of our PATH machines and AMPs and continue to grow our channels globally through established relationships and focused sales efforts, we cannot provide assurance that our efforts will continue to increase the demand for and use of our products.

●	Sales force size and effectiveness. The rate at which we grow our sales force and expansion channels and the speed at which newly hired salespeople and sales channels become effective can impact our revenue growth and our costs incurred in anticipation of such growth. We intend to continue to make significant investments in our sales and marketing organization and channels by increasing the number of sales representatives and expanding our international programs to help facilitate further adoption of our products as well as broaden awareness of our products to new customers.

●	Product and geographic mix; timing. Our financial results, including our gross margins, may fluctuate from period to period based on the timing of orders, fluctuations in foreign currency exchange rates and the number of available selling days in a particular period, which can be impacted by a number of factors, such as holidays or days of severe inclement weather in a particular geography, the mix of products sold and the geographic mix of where products are sold. Our business is subject to some seasonality, as turf harvesters and golf courses primarily make equipment purchases in the spring. Given our international operations, periods of seasonality are, in some respects, offset between different temperate zones, including northern and southern hemispheres. In addition, country clubs and municipalities typically establish operating budgets in the fourth quarter of each year, for the following year. As a result, purchases by such entities may be delayed until after such budgeting processes are completed.

●	Declining housing starts, high interest rates and high construction costs. Housing starts directly impact the demand for turf in the U.S. and other countries. The higher the mortgage interest rates and construction costs, the fewer new homes built, which may result in decreasing the demand for turf for yards and neighborhood parks. According to the national Association of Home Builders, total housing starts for 2024 were 1.36 million, a 3.9% decline from the 1.42 million total from 2023.

Principal Components of Revenues, Costs and Expenses

Revenues

Our revenues come substantially from the sale of PATH machines, AMPs, and used machines through our direct-to-consumer sales force. We also recognize revenue from the sale of purchased and fabricated parts, the shipping of machines and parts, the service and repair of machines, and, to a lesser extent, software subscriptions.

Cost of Revenues

Cost of revenues consists primarily of costs that are directly related to the manufacture and delivery of our machines, cost of parts purchased and fabricated, including direct material, labor, manufacturing overhead, reserves for estimated warranty costs and charges to write-down the inventory carrying value when it exceeds the estimated net realizable value.

Operating Expense

Selling, General and Administrative

Sales and marketing expenses consist primarily of advertising, training events, brand building, product marketing activities and commissions. We expect sales and marketing costs will continue to increase as we expand our international selling and marketing activities, hire additional personnel, and build brand awareness through advertising and training.

General and administrative expenses consist primarily of professional fees paid for legal, accounting, auditing, and consulting services, bad debt, licenses and association dues, facilities (including rent and utilities) bank and credit card processing fees and other expenses related to general and administrative activities.

Service expenses consist primarily of salaries, wages and benefit for the service and support technicians, travel and shipping expenses.

Included in selling, general and administrative expenses are salaries, wages and benefits which are allocated to the various departments in which the employees work. Salaries, wages and benefits are expenses earned by our employees in the executive, information technology, finance and accounting, human resources, administrative functions and outside contractors. Also included in salaries, wages and benefits are employer payroll taxes, health, and dental and expenses.

We anticipate that our general and administrative expenses will continue to increase as we continue hiring to support our growth. We also anticipate that we will incur increased accounting, audit, legal, regulatory, compliance, and investor and public relations expenses associated with operating as a public registrant.

Research and Development

Included in research and development expense are salaries, wages and benefits for our engineers and software developers. Also included in research and development expense are expenses for travel, training, and software licenses used in the development of our products.

Other Expenses and Income

Interest Income

Interest income relates to interest earned on our savings deposit account.

Interest Expense

Interest expense consists of interest expenses associated with issuing notes payable and balances outstanding under our debt obligations.

Change in Fair Value of Convertible Debentures

We record our convertible debentures at fair value at the time of issuance. We recognize any changes in fair value in subsequent reporting period through the statement of operations.

Change in Fair Value of the Common Stock Purchase Warrant Liability

We record our warrant liability at fair value at the time of issuance. We recognize any changes in fair value in subsequent reporting period through the statement of operations.

Other Income

Other income relates to the gain on assets disposed of during the year.

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Results of Operations

Comparisons of Years ended December 31, 2024 and 2023

The following table sets forth certain condensed statement of operations data for the periods indicated with dollars expressed in thousands. In addition, we note that period-to-period variations may not be indicative of future performance.

	Year Ended December, 31		Variation
	2024	2023	$	%
Revenues, net	$42,477	$41,496	$981	2.36%
Cost of revenues	32,282	31,997	285	0.89%
Gross profit	10,195	9,499	696	7.33%
Selling, general and administrative	11,443	8,942	2,501	27.97%
Research and development	4,293	4,939	(646)	(13.08)%
Operating expenses	15,736	13,881	1,855	13.36%
Loss from operations	(5,541)	(4,382)	(1,159)	26.45%
Change in fair value of convertible debentures	(4,158)	727	(4,885)	(671.94)%
Change in fair value of the common stock purchase warrant liability	(3,616)	(3,305)	(311)	9.41%
Net loss	(13,537)	(7,383)	(6,154)	83.35%
Net loss income per common share	$(0.99)	$(0.57)	$(0.42)	74.41%

Revenues

	Year Ended December, 31
	2024	2023
Machines:
PATH machines	$25,325	$29,913
AMPs	3,090	-
Used	3,174	2,552
Parts	8,358	6,922
Shipping	1,817	1,606
Service	652	475
Other	61	28
	$42,477	41,496

Our revenues were $42,477 for the year ended December 31, 2024, compared to $41,496 for the year ended December 31, 2023, an increase of $981 or 2.36%. The increase in revenues was due primarily to a $3,090 increase in AMP revenues, a $1,436 increase in parts revenues, a $622 increase in used equipment sales, a $211 increase in shipping revenues, a $210 increase in service and other revenues offset by a $4,588 decrease in PATH machine sales.

Our PATH machine sales are strongly connected to the number of housing starts and mortgage interest rates. In 2022, the Federal Reserve began increasing interest rates to combat inflation. This led to corresponding increases in mortgage interest rates for the years 2022 through 2024. As mortgage interest rates increased, total housing starts have declined, which adversely impacted the demand for turf harvesting and PATH machine revenues. As a result of the slowing turf demand, turf farms delayed or canceled purchases of our PATH machines

We began marketing and selling our AMP machines during 2024. As this was the inaugural year, there were no AMP sales in the twelve months ending December 31, 2023.

Used machines are generally turf harvesters we have purchased on the open market or taken in as a trade in with customers. Used sales increased as a result of the timing of taking in trade-ins and selling the used machines. Generally, the used machines are sold to the smaller to mid-size turf farms who cannot afford our new harvester and to turf farms wanting a less expensive backup machine.

Our parts and services revenues increased due to the additional number of PATH machines and AMPs in operation, pursuing strong marketing efforts like outbound calling to customers who currently own our PATH machines and AMPs to direct parts purchasers to our business rather than third party sellers, and increased retail sales prices for our parts. We have a total population of close to 700 PATH machines, AMPs, and used machines operating throughout the world.

The increase in shipping revenue is due primarily to the increase in parts revenue, as a majority of the parts sold are shipped via third party carriers from our warehouse in Salt Lake City, Utah, and to rising shipping prices.

The increase in service revenue is due primarily to the increase in machines in operation, and in the number of service technicians along with implementing and teaching our training school session, where customers attend our specialized training session to learn how to better operate and maintain their owned machines.

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Cost of Revenues

Cost of revenues for the year ended December 31, 2024, increased $285 or 0.9% to $32,282 from $31,997 for the year ended December 31, 2023. The total increase was due primarily to a $826 increase in purchased parts and fabricated parts due to increased prices from our suppliers and high internal fabricating labor costs, and a $154 increase in shipping costs due to price increases from our national shipping companies, long haul freight haulers, and international shipping companies, offset by a $695 decrease in machine costs due to manufacturing and selling fewer PATH machines.

Operating Expenses

Our operating expenses were $15,736 for the year ended December 31, 2024, compared to $13,881 for the year ended December 31, 2023, an increase of $1,855 or 13.36%. The increase for the year ended December 31, 2024, compared to December 31, 2023, was due primarily to:

i.	An increase of $179 in sales and marketing expense primarily due to $207 in higher salaries, wages and benefits costs due to increased headcount, a $96 increase in travel expenses related primarily to travel associated with the Black Desert Resort PGA Tour sponsorship, and a $15 increase in other marketing related expenses offset by a $60 decrease in media buys, trade show and promotional items and a $79 decrease in marketing consulting expenses.

ii.

A $2,206 increase in general and administrative expenses due to a $391 increase in salaries, wages and benefits due to hiring additional employees and related increases in benefit costs, a $832 increase in legal and professional fees associated with the 2024 and 2023 annual audits, a $860 increase in building expenses including rent, utilities, maintenance and other expenses due to the addition of two new operating leases, a $55 increase in subscription software and licenses, and a $68 increase in other office miscellaneous expenses such as sales tax expense and travel expenses among other miscellaneous general and administrative expenses.

iii.	A $116 increase in service expenses is due primarily to a $91 increase in salaries, wages and benefits due to higher addition technicians and support personnel, wage increases and rising benefits expenses, and a $25 increase in shipping, travel and other miscellaneous expenses.

iv.	A $646 decrease in research and development expenses due to a $811 decrease in expenses related directly to commercializing the AMP in 2024, a $63 decrease in legal and profession fees offset by a $160 increase in salaries, wages and benefits, and a $68 increase in communication expenses related to the AMP which connects to the Cloud via cellular technology.

Interest Income

Our interest income was $25 for the year ended December 31, 2024 compared to $35 for the year ended December 31, 2023, a decrease of $10. The decrease in interest income resulted from timing of deposits and lower average saving account balances in 2024.

Interest Expense

Our interest expense was $235 for the year ended December 31, 2024, compared to $383 for the year ended December 31, 2023, a decrease of $148, or 38.6%. The decrease was due to the timing of notes payable repayments and certain notes maturing.

Change in Fair Value of Convertible Debentures

The change in fair value of convertible debentures was ($4,158) for the year ended December 31, 2024, compared to $727 for the year ended December 31, 2023, a change of ($4,885), or (671.9%). The Company records its convertible debentures at fair value upon issuance, and recognizes subsequent changes in fair value through the statement of operations in each reporting period. The 2024 change primarily reflects the impact of issuing a $1,000 convertible debenture during the year and the updated valuations for all convertible debentures outstanding as of December 31, 2024, which incorporates current market conditions and revised assumptions.

We record our convertible debentures at fair value at the time of issuance. We recognize any changes in fair value in subsequent reporting period through the statement of operations.

Change in Fair Value of the Common Stock Purchase Warrant Liability

The change in fair value of the common stock purchase warrant liability was ($3,616) for the year ended December 31, 2024, compared to ($3,305) for the year ended December 31, 2023, a change of ($311), or 9.4%. We record common stock purchase warrant liability at fair value upon issuance, and recognize subsequent changes in fair value through the statement of operations in each reporting period. The change primarily reflects the impact of issuing $3,526 of common stock purchase warrants during the year and the updated valuation for all the common stock purchase warrants outstanding as of December 31, 2024, which incorporates current market conditions and revised assumptions.

We record our warrant liability at fair value at the time of issuance. We recognize any changes in fair value in subsequent reporting period through the statement of operations.

Other Income

Our other income was $10 for the year ended December 31, 2024, which is related to a $10 gain on disposal of equipment. There was no other income for the for the year ended December 31, 2023.

Income taxes

We recorded $22 and $75 provision for income taxes for the each of the years ended December 31, 2024 and 2023, respectively. Valuation allowances are established when necessary to reduce deferred tax assets, including temporary differences and net operating loss carryforwards, to the amount expected to be realized in the future. FASB guidance indicates that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. We had cumulative losses from continuing operations in the U.S. for the three-year period ended December 31, 2024. We considered this negative evidence along with all other available positive and negative evidence and concluded that, at December 31, 2024, it is more likely than not that our U.S. deferred tax assets will not be realized. As of December 31, 2024, a valuation allowance has been recorded on our deferred tax assets to recognize only the proportion of the deferred tax asset that is more likely than not to be recognized. Our total valuation allowance was $6.8 million at December 31, 2024 and $5.7 million at December 31, 2023. Our valuation allowance increased $1.2 million and $1.1 million during the fiscal years ended December 31, 2024 and 2023, respectively.

Liquidity and Capital Resources

Historically, we funded our operations through the reinvestment of free cash flows generated from our business operations, issuance of common stock to private friend and family investors, borrowings from term loans, and issuance of convertible debentures.

As of December 31, 2024, we had $2,587 in cash and restricted cash and current working capital, representing total current assets minus total current liabilities, of $3,602 compared to $2,689 in cash and restricted cash and current working capital of $2,627 as of December 31, 2023. Restricted cash represents a $300 irrevocable standby letter in favor of a bank that was financing a machine purchase for one of our customers. The standby letter of credit was released in March 2025.

In July 2024, we entered into a $1,000 convertible debenture agreement with an annual interest rate of 15.0% per annum and maturing on January 31, 2027. The convertible debenture provides for an additional $1,000 borrowing at our option and based on certain requirements.

Our outstanding Debentures include customary covenants and events of default, including, but not limited, minim cash flow covenants. Historically, we have not been able to comply with such minimum cash flow covenants and the holders of our Debentures have waived such non-compliance. However, there can be no guarantee that the holders will continue to provide such waivers if we continue to fail to meet such minimum cash flow covenants, or other covenants under the debentures. If we are in default under the Debentures and the holders declare the outstanding balances immediately due and payable, we may not have sufficient funds to satisfy such obligations and may need to pursue a reorganization proceeding under applicable bankruptcy or insolvency laws.

Cash Flows

	Year Ended December, 31
	2024	2023
Net (cash used) provided by:
Operating activities	(4,825)	(1,780)
Investing activities	(492)	(267)
Financing activities	5,215	3,549
	$(102)	$1,502

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Cash Flows from Operating Activities

For the year ended December 31, 2024, the net cash used in our operating activities was $4,825, compared to $1,780 for the year ended December 31, 2023, an increase of $3,045 or 171.1%. Cash flows from operating activities for 2024 were positively impacted primarily by a $1,011 increase in accounts payable and a $666 increase in accrued and other current liabilities. Partially offsetting these positive cashflow were a $449 increase in accounts receivable, $698 increase in inventory, and $1,440 decrease in customer deposits. Cash flows from operating activities for 2024 were also impacted by non-cash expenses, including changes in fair value of convertible debentures, changes in fair value of the common stock purchase warrant liability, and a decrease in inventory write-downs.

The increase in accounts receivable was due primarily to the timing of collections related to sales of PATH machines and AMPs. At the end of December 31, 2024, there were three machine sales in our accounts receivable balance compared to one machine sale at the end of December 31, 2023. The increase in inventory was due to the buildup of inventory for manufacturing AMPs and increasing the fabricated parts on hand to service the PATH machines and AMPs in operation world-wide. The increase in accounts payable is due to the timing of processing and making supplier payments and related to the increase in inventory. Customer deposits represent a 10% deposit collected from customers prior to manufacturing their machine. The change in customer deposits was due to the timing of manufacturing, and shipping the PATH machines and AMPs. The increase in accrued and other current liabilities is due primarily to additional sales tax accruals.

Cash Flows from Investing Activities

For the year ended December 31, 2024, the cash used in our investing activities was $492, compared to $267 for the year ended December 31, 2023, an increase of $225 or 84.3%. We spent $465 on purchases of equipment and $76 for intangible assets, while receiving $49 in cash proceeds for the disposition of assets during the year.

Cash Flows from Financing Activities

For the year ended December 31, 2024, the cash provided by our financing activities was $5,215, compared to $3,549 for the year ended December 31, 2023, an increase of $1,666 or 46.9%. During the year ended December 31, 2024, we issued a sixth $1,000, 15.0% per annum convertible debenture. There was no associated issuance cost. Additionally, during the year ended December 31, 2024, we issued 196,153 and 584,281 common stock shares ($0.001 par value) at price of $5.71 and $5.77 per share, respectively. During the year ended December 31, 2024, we made $433 in principal payments on our note payable while various other liabilities decreased $264 due to the timing of payments.

Going Concern Analysis

Under the rules of ASC Subtopic 205-40 “Presentation of Financial Statements-Going Concern” (“ASC 205-40”), we are required to evaluate whether conditions and/or events raise substantial doubt about our ability to meet our future financial obligations as they become due within one year after the date that these consolidated financial statements are issued or available to be issued. This evaluation takes into account our current available cash and projected cash needs over the one-year evaluation period but may not consider things beyond our control.

We have experienced operating losses due primarily to research and development expense related to the design, testing, and manufacturing of our AMPs, used cash from operations, and relied on the capital raised from friends, family and related parties and institutional financing to continue ongoing operations. We may or may not be able to raise additional capital or obtain additional institutional financing due to future economic conditions. In particular, the lending criteria are currently tightening in the U.S., and we have experienced a decline in demand for our turf harvester products, due to continuing declines in the new housing market and higher interest rates. These factors, when considered in the aggregate, raise substantial doubt about our ability to continue as a going concern within one year of the date these consolidated financial statements are issued. In response to these conditions, our management has prepared the financing plan described below.

Management considers the conditions outlined above as the most significant factors in raising substantial doubt about our ability to continue as a going concern within one year after the date the consolidated financial statements are available to be issued. Management’s mitigating plans include: (1) raising additional liquidity through an equity raise in the public capital markets or through friends and family, (2) evaluating operating expenses and developing a plan to reduce expenditures without negatively impacting current operations, (3) placing a strategic focus on increasing sales with prime PATH customers and selling our AMPs to private and public golf courses and sports field parks, and (4) making strategic price increases on both our PATH machines and AMPs. No assurances can be given that we will be successful raising funds through an initial public offering or through other debt or equity financing, or that we will be successful in reducing operating expenses or increasing machine sales with increased prices.

Over the next twelve months, we expect to finance our operations with operating revenue from our operations, short-term debt financing, and the proceeds from this offering. Our significant projected cash commitments relate primarily to debt service and operating expenses. We anticipate the cash required to service our debt to be between $765 to $1,175. This assumes (1) the interest on the convertible debentures will continue to be accreted to the debentures’ principal outstanding and not paid in cash, and (2) the debentures will be converted into shares of our commons stock at their respective maturity.

In the event the projected results do not occur, we may have to significantly delay, scale back, or discontinue the development and commercialization of one or more product offerings and other strategic initiatives. Additionally, we would reduce the number of new hires planned in 2025, and implement cost reduction measures such as a reduction in headcount and reducing planned sales, marketing, and research and development expenses among other cost reduction measures.

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Material Cash Requirements for Known Contractual and Other Obligations.

We may, from time to time, be subject to various contractual commitments and obligations in the normal course of business. As of December 31, 2024, we had no material pending legal proceedings, claims, or litigation that would have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

We have entered into two operating leases for our corporate headquarters and manufacturing facility. The leases have varying terms and conditions expiring in April 2031. The monthly lease payments range between $92 to $116 over the term of the leases. In addition, we have entered into finance leases for various vehicle, trailer and manufacturing equipment. The monthly lease payments are approximately $19. See Note 9 – Leases, to our audited consolidated financial statements for additional details related to our operating and finance leases.

At the time we accept a machine order from a customer, a cash deposit is required prior to beginning manufacturing. The deposit is generally ten percent of the contract price. When the machine is completed and invoiced, the deposit is applied to the invoice amount.

We must determine which of our customers are exempt from sales tax because the customer is a reseller or self-assesses and direct pays to states and other jurisdictions on purchases the customer makes from us. These determinations contain estimates and are subject to judgment and interpretation by us and respective taxing authorities in various states and other jurisdictions, which could result in recognizing materially different amounts in future periods. Periodically, we are subject to individual state sales tax audits

From time to time, we guarantee funds for the delivery of completed machines. In May 2024, we pledged a certificate of deposit to our bank; which in turn, issued a $300 irrevocable standby letter in favor of another bank that was financing a machine purchase for one of our customers. The certificate of deposit matures on May 16, 2025, and has a 3.8% interest rate. The irrevocable standby letter of credit was released in March 2025, as the customer secured alternative financing from a different financial institution.

We issue purchase orders for parts and materials at agreed upon prices from key vendors. The lead times for delivery can range from a few days to over a year. The purchase quantities could vary according to production demands at our discretion. These are not recorded as liabilities on our balance sheet until the purchased items are received.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S.. When we prepare these consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Some of our accounting policies require that we make subjective judgments, including estimates that involve matters that are inherently uncertain. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions

The critical accounting policies and estimates, assumptions and judgments that we believe have the most significant impact to the preparation of our consolidated financial statements are described below. See Note 2 - Basis of Presentation and Summary of Significant Accounting Policies to our consolidated financial statements included elsewhere in this prospectus for more information.

Inventory

Our inventory consists of purchased and fabricated parts, work in process, completed and used machines. Completed machines are PATH machines or AMPs that are waiting to be shipped. Used machines are generally turf harvesters we have purchased on the open market or taken in as a trade in. The inventory is valued at the lower of historic cost or net realizable value; where net realizable value is considered to be the estimated selling price in the ordinary course of business, less reasonably predictable cost of completion, disposal and transportation. Historic inventory costs are calculated on a first-in-first-out basis or specific cost. The Company records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts.

Convertible Debentures

The fair value of the convertible notes are determined using a straight debt plus call option methodology. This is a hybrid methodology which includes a discounted cash flow analysis to fair value the debt component of the note and a Black-Scholes option pricing method to determine the fair value of any upside in excess of principal and accrued interest that may be available to holders upon conversion.

The discounted cash flow analysis and Black-Scholes pricing model require the input of subjective assumptions, including our common stock value, the expected term of the convertible debentures, expected stock price volatility, and expected dividends. The actual estimates used can be found in Note 11 – Convertible Debentures in our annual audited consolidated financial statements contained elsewhere in this prospectus. These estimates involve inherent uncertainties and the application of management’s judgment. Expected volatilities used in the valuation model are based on the average volatility of the comparable companies publicly traded on recognized stock exchanges. The risk-free rate for the expected term of the convertible debentures is based on the U.S. Treasury yield curve in effect at the time of issuing the common stock. The assumptions used in the discounted cash flow analysis and Black-Scholes pricing model are observable market inputs including risk free interest rates, historical and implied average volatility of a comparable companies publicly traded on recognized stock exchanges, and expected term and conversion probability assumptions.

Since we do not have a public trading history on a stock exchange of our common stock, we derived the expected volatility from the average historical stock volatilities of several public peer companies that we consider to be comparable to our business. We intend to continue to consistently apply this process using the same or similar companies to estimate the expected volatility until sufficient historical information regarding the volatility of the share price of our common stock becomes available. The expected term represents the time our convertible debentures are expected to be outstanding.

The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximating the convertible debentures’ expected term. The expected dividend yield rate is zero, as we have never declared or paid cash dividends and have no current plans to do so in the foreseeable future.

Common Stock Purchase Warrants

The fair value of our common stock purchase warrants is estimated on the date of issuance using the Black-Scholes pricing model, which requires the input of subjective assumptions, including our common stock value, the expected term of the warrants, expected stock price volatility, and expected dividends. The actual estimates used can be found in Note 10 – Common Purchase Warrants in our annual audited consolidated financial statements contained elsewhere in this prospectus. These estimates involve inherent uncertainties and the application of management’s judgment. Expected volatilities used in the valuation model are based on the average volatility of the comparable companies publicly traded on recognized stock exchanges. The risk-free rate for the expected term of the common stock purchase warrant is based on the U.S. Treasury yield curve in effect at the time of issuing the common stock.

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Since we do not have a public trading history on a stock exchange of our common stock, we derived the expected volatility from the average historical stock volatilities of several public peer companies that we consider to be comparable to our business. We intend to continue to consistently apply this process using the same or similar companies to estimate the expected volatility until sufficient historical information regarding the volatility of the share price of our common stock becomes available. The expected term represents the time our common stock purchase warrants are expected to be outstanding.

The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximating the common stock purchase warrants’ expected term. The expected dividend yield rate is zero, as we have never declared or paid cash dividends and have no current plans to do so in the foreseeable future.

Stock Based Compensation

The fair value of common stock options granted is estimated on the date of issuance using the Black-Scholes option pricing model, as described above with respect to the Common Stock Purchase Warrants.

Similar to the process used for the common stock purchase warrants, we derived the expected volatility from the average historical stock volatilities of several public peer companies that we consider to be comparable to our business. The expected term represents the average time our stock-based awards are expected to be outstanding. As a significant number of our stock option awards are not yet exercisable, we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. As a result, we estimated the expected term based on the weighted average midpoint of expected vest date and expiration date. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximating the stock options’ expected term. The expected dividend yield rate is zero,

The actual estimates used can be found in Note 14 – Stock Based Compensation in the annual audited consolidated financial statements elsewhere in this prospectus.

Recent Accounting Pronouncements

Recently Adopted

In 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands the segment reporting disclosures and requires disclosure of segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss, amounts and description of its composition for other segment items, and interim disclosure of a reportable segment’s profit or loss and assets. Additionally, the amendments require the disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing performance and deciding how to allocate resources. The new standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, on a retrospective basis. Early adoption is permitted. We adopted ASU 2023-07 during the year ended December 31, 2024. See Note 15 - Segments to our audited consolidated financial statements elsewhere in the prospectus for additional details.

Not Yet Adopted

In December 2023, the FASB issued Accounting Standards Update 2023-09 - Income Taxes (Topic ASC 740) Income Taxes. The ASU improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments in ASU 2023-09 will become effective with our December 31, 2026, consolidated financial statements. Early adoption is permitted for annual consolidated financial statements that have not yet been issued or made available for issuance.

In March 2024, the FASB issued ASU 2024-02, Codification Improvements-Amendments to Remove References to the Concepts Statements”, which removes various references to concepts statements from the FASB Accounting Standards Codification. This ASU is effective for the Company beginning in the first quarter of our fiscal year 2026, with early adoption permitted. We expect the new guidance will have an immaterial impact on our consolidated financial statements and intend to adopt the guidance when it becomes effective in the first quarter of fiscal year 2026.

In March 2024, the FASB issued ASU 2024-01, Compensation-Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards. This update clarifies the scope of “Profit Interest” and similar awards and adds an illustrative example to the existing ASC 718 standard that includes four fact patterns to demonstrate how an entity should apply the scope guidance in paragraph 718-10-15-3 to determine whether a profits interest award should be accounted for in accordance with Topic 718. The amendments in this ASU are effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted for interim and annual financial statements not yet issued or made available for issuance. The amendments in this ASU should be applied either (1) retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or (2) modified on or after the date at which the entity first applies the amendments. We are currently evaluating the impact that the adoption of this standard will have on our consolidated financial statements and disclosures.

In November 2024, the Financial Account Standards Board (FASB), issued Accounting Standards Update (ASU) 2024-04, Debt-Debt with Conversions and Other Option. ASU 2024-04 is intended to clarify requirements for determining whether certain settlements of convertible debt instruments, including convertible debt instruments with cash conversion features or convertible debt instruments that are not currently convertible, should be accounted for as an induced conversion. This ASU is effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. We are currently evaluating the potential impact of this guidance on our disclosures.

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued Accounting Standards Update No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for us for our annual reporting for fiscal 2028 and for interim period reporting beginning in fiscal 2029 on a prospective basis. Both early adoption and retrospective application are permitted. We are currently evaluating the impact that the adoption of these standards will have on our consolidated financial statements and disclosures.

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Emerging Growth Company

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that (i) we are no longer an emerging growth company or (ii) we affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

Quantitative and Qualitative Disclosures About Market Risk

We are a smaller reporting company as defined in Rule 12b-2 of the Exchange Act and are not required to provide the information otherwise required under this item.

Internal Control Over Financial Reporting

We have been a private company with limited accounting personnel to adequately execute our accounting processes and limited supervisory resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2024 and 2023, we identified material weaknesses (defined as a deficiency or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis) in our internal control over financial reporting that we are currently working to remediate, which relate to: (a) an ineffective control environment, including an insufficient number of personnel with an appropriate level of knowledge and experience to create the proper environment for effective internal control over financial reporting, as well as the other components of the COSO framework, including appropriate risk assessment, control activities, information and communication, and monitoring activities; (b) ineffective controls for information systems supporting its key financial reporting processes and (c) ineffective process-level controls. We have concluded that these material weaknesses in our internal control over financial reporting occurred because we did not have the necessary business processes, personnel and related internal controls to operate in a manner to satisfy the accounting and financial reporting timeline requirements of a public company. Please see the section titled “Risk Factors -We have identified material weaknesses in our internal control over financial reporting, and the failure to achieve and maintain effective internal controls over financial reporting could harm our business and negatively impact the value of our common stock.” for additional information.

We are focused on designing and implementing effective internal control measures to improve our evaluation of disclosure controls and procedures, including internal control over financial reporting, and remediating the material weaknesses. In order to remediate these material weaknesses, we have taken and plan to take the following actions:

●	The hiring and planned continued hiring of additional accounting staff with public company experience. In July 2024 Lindsay C. Jones, CPA, was hired as our Chief Financial Officer. Please refer to Mr. Jones’ professional biography contained in the management section in this prospectus. In January 2025, we hired a corporate controller with an extensive public company background responsible for all financial reporting.

●	Implementation of additional review controls and processes requiring timely account reconciliation and analyses of certain transactions and accounts, and

●	The planned hiring of a third-party business consulting firm to assist in the design and implementation of controls and remediation of control gaps.

As discussed above, we have taken certain steps, such as recruiting additional personnel and reviewing the current enterprise resource planning system, in addition to utilizing third-party consultants and specialists, to supplement our internal resources, to enhance our internal control environment and we plan to take additional steps to remediate the material weaknesses. Although we plan to complete this remediation process as quickly as possible, we cannot, at this time, estimate how long it will take. We provide no assurance that the measures we have taken to date and may take in the future will be sufficient to remediate the control deficiencies that led to these material weaknesses in internal controls.

In accordance with the provisions of the JOBS Act and the Sarbanes-Oxley Act, we and our independent registered public accounting firm were not required to, and did not, perform an evaluation of our internal control over financial reporting as of December 31, 2024, and 2023 nor any subsequent period. However, as described above, we have identified material weaknesses in our internal control over financial reporting.

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BUSINESS

Our Mission

Our mission is to become a global innovator and technology leader in autonomous mobility and EV drive in turfgrass management, including turfgrass mowing and agricultural automation, by leveraging and developing cutting-edge technologies that solve significant financial, environmental and labor challenges and become the premier technology supplier to the turfgrass management industry worldwide. We believe we have assembled a highly qualified team with extensive experience in the AgTech arena, as well as complementary fields, to support our business strategy, and we will continue strengthening our culture of innovation, quality, and excellent customer service.

Our Business

We are a growth-oriented technology company with internally developed proprietary software and our patented mechatronic systems. We have integrated our technology into the design, development, and manufacturing of our PATH machines and our most current AEV robotic mowers, the AMP, including our AMP-L100 and AMP-X100 models.

We currently sell our products directly to customers in the turf harvesting and golf course maintenance industries. Our products are complemented by a suite of services that are designed to address the entire product lifecycle and deepen our relationships with customers. We built a vertically integrated platform comprised of our proprietary technology, cloud software systems, product development, products, and services, which we expect will allow us to iterate disruptive products and shorten the time to bring new products to market. Much of our research and development into automating the PATH machines, specifically our servo electric motion control technology, was transferable to our AEV robotic mowers. Interconnected by our data and analytics, our platform is designed to deliver fast-paced innovation cycles, structural cost advantages, and exceptional customer experiences, all of which combine to create a self-reinforcing growth dynamic while serving our mission to be a technology leader in large area AEV mowing technology and in automated turf harvesting.

Our product offering originated with our PATH machines in 2012 in the demanding turf farm segment, where turfgrass must typically be harvested and shipped within a very short period of time. From 2016 through March 2025, we have placed a combined total of 787 PATH machines, AMPs and used machines throughout the world, resulting in a CAGR of approximately 34% from 41 machines sold in 2016. We have customers operating machines in the U.S., Australia, the United Kingdom, Brazil, Canada, and other international markets. Our worldwide fleet of PATH machines is capable of cutting over 10,000 pallets of turf each day across the world, combining performance, utility and efficiency.

With the success of our PATH machines, we listened to our customers’ demands for our technology in mowing applications and determined to design our next product to serve the estimated 38,000 golf courses in the world. In late 2023, we introduced our first AEV robotic mower, the AMP-L100, which we began marketing and selling in 2024. This industrial, self-driving, large-area AEV robotic mower is our first solution specifically designed for the unique requirements of the golf course, sports field, municipal, real estate, and turfgrass mowing markets. We believe that our AMPs provide a unique mowing approach that is both environmentally sound and business friendly. As such, our AMPs are designed to specifically target the demanding needs of these additional target mowing markets. Based on our internal calculations, derived from publicly available information estimating the number of schools, parks, airports, and other relevant applications of our AMPs and internally developed estimates of the average equipment needs for such facilities, we believe that these target mowing markets, together with the turf-harvesting market, represent a Total Addressable Market (“TAM”) exceeding approximately $48.7 billion annually for our PATH machines and AMPs, over 15 times larger than our estimate of the turf-harvesting opportunity alone from our PATH machines. We have delivered a total of 38 AMPs to date.

Our worldwide fleet of PATH machines and AMPs saves users an estimated 3.6 million and 58 thousand, respectively, gallons of diesel fuel per year. Based on the weekly diesel (on-highway) price published by the EIA as of March 31, 2025, that efficiency lowers a typical PATH customer’s fuel costs by over $20,000 per year and AMP customer’s fuel costs by approximately $5,000 per year. Additionally, our machines cut the cost of labor significantly, with each PATH machine saving an average of 4,000 labor hours per year, and each AMP saving over 600 hours of labor per year. We expect to accelerate deliveries to customers as we increase our production rate.

Our products are designed to accelerate the large-scale adoption of sustainable solutions. To accompany our machines, we have developed a comprehensive portfolio of aftermarket parts. Complementing our machines, our software platform includes proactive service (maintenance and repair) and software services. We expect these services to generate long-term brand loyalty while also creating a recurring revenue stream for each product across its lifecycle.

Our direct-to-customer model allows us to manage all sales, deliveries and service operations in-house without relying on third-party distributors. We employ an integrated, digital-first strategy that is not only convenient and transparent for our customers, but also efficient and scalable to support our continued growth. We believe this strategy will allow us to deliver uncompromised experiences to our customers well beyond what is available through the distributor model.

Our vertically integrated platform enables us to provide our diverse offering of highly differentiated products and services as well as our technology-first, direct-to-customer experience. Our ecosystem consists of the following components:

● Technology. A secure, reliable, scalable combination of hardware and software, connecting our proprietary in-machine systems, including electronics, battery, electric drive, chassis and experience management.

● Software. Our architecture of interconnected software applications designed to deliver seamless, end-to-end experiences using our FireLink web application. Our software platform enables remote diagnostics, software updates, and remote controls, including machine access.

● Product Development and Operations. Our vertically integrated product development and operations functions include design, development, manufacturing, sales, delivery and service. These distributed functions serve the unique needs of our agricultural and golf course customers. As of December 31, 2024, we have 16 service technicians serving customers across the U.S. and 2 service technicians located internationally.

● Products and Accessories. Our portfolio is comprised of machines that we believe reimagine the turfgrass harvesting and mowing segments. We expect our products and services will provide us access to new markets and bring new customers into our platform.

● Services. We offer highly tailored and differentiated services that enable near seamless and intuitive experiences throughout the entire product lifecycle. We expect this holistic approach to promote customer satisfaction, create strong brand loyalty, and increase operational efficiency while simultaneously allowing us to capture a greater share of the full lifecycle value.

● Data and Analytics. Our platform is interconnected by our proprietary data and analytics tools. It is comprised of centralized data and analytics tools, providing valuable insights that can be applied to continuously improve platform-wide performance, functionality and uptime to drive increased customer satisfaction.

We plan to utilize this ecosystem to continuously improve our products by adding new capabilities and functionality. Enhanced products will attract more customers, deepen existing customer relationships, and expand our data repository and insights, which we expect will further benefit our customers and our business.

Beyond the benefits of our ecosystem, we believe that our entrepreneurial culture is a competitive advantage. Our strength comes from a diversity of backgrounds, perspectives, talents and approaches, and we work hard to cultivate a culture of collaboration. Our entrepreneurial spirit drives dialogue and exploration in the development process that we believe has produced world-class products and services. This drives innovation and propels continued growth to help us achieve our mission.

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Our Products

Our products are organized into two families: AMPs and PATH machines.

Autonomous Mowing Platform

We currently offer two models of our AMP: (1) AMP-L100 and (2) AMP-X100. The key difference between the two models is that the AMP-L100 is a reel mower, for shorter heights-of-cut, while the AMP-X100 is a rotary mower, for longer heights-of-cut.

AMP-L100 AEV Robotic Reel Mower	AMP-X100 AEV Robotic Rotary Mower

Our AMPs are autonomous machines for professional mowing, equipped with a controller with proprietary algorithms, LiDAR for object detection, and a suite of cameras and sensors. Upon set up at the customer’s location, the AMP simply requires a onetime learning pass around the outer boundary of the area to be repetitively mowed, which we believe is ideal for fairway mowing. Once the machine has learned the boundary, it can generate different mow patterns using our FireLink web application. The customer can then select a starting place on the fairway, select a mow pattern, press play and let the AMP do the rest. The machine will find its way to the start point and start mowing. Customers can then monitor progress of the machine remotely on our web application, FireLink.

Our AMPs are all-electric, powered by a lithium iron phosphate battery, and can operate for four to six hours per charge, enough time to mow an average of nine fairways. Our design eliminates the need for an engine, radiator, gas or hydraulics and related components and oil (other than a minimal amount of gear oil), transmission, and hydraulic fluids that are found on traditional lawnmowers, which reduces operating and maintenance costs and eliminates emissions and harmful fluid spills, such as the hydraulic oil spill from a traditional mowing machine as shown in the picture below:

The AMPs are connected to our specialized and internally developed web application - FireLink - via cellular networks or Starlink, for autonomy control, and to RTK-corrected GPS for precise positioning. Our patented drive and steering systems provide superior traction while protecting the turf, a critical attribute for self-driving machines and one demanded by our customers.

Both the AMP- L100 and AMP-X100 models cut a 100-inch-wide swath with five cutting decks and can mow approximately 20-25 acres per charge. The AMP-L100 uses reel cutting technology, which is well regarded for its high quality at low heights-of-cut and is widely used for mowing fairways on golf courses. The AMP-X100 has rotary cutting units, which are more commonly used for taller heights-of-cut, often in sports fields, commercial landscaping, turfgrass farms, and mowing in the “rough” on golf courses. Our nearest competitor’s autonomous mowers generally only provide cutting widths of 60 inches and under.

The AMP-L100 is an autonomous and all-electric reel mower for fairways, giving customers nearly silent operation, which enables extended mowing hours, and a high-quality precision cut. We market our AMPs primarily through on-site demonstrations, through digital marketing and social media channels, and in industry publications. In 2024, we hosted an average of 15 demonstrations per month and anticipate hosting an average of 30 demonstrations per month in 2025.

PATH Machines

Our PATH machines are purpose-built machines used by turf growers across the world. The PATH machines are designed from the ground-up to be completely computer-controlled or “drive-by-wire.” These software-defined machines can evolve with customer needs over time through software updates. These harvesters also provide IoT connectivity to deliver data and insights into machine health and performance to both the customer and us.

We engineered advanced electrification and control systems to significantly increase machine productivity, yield, and operational efficiency, which we believe outperforms any other technology currently available in the turfgrass market. In a side-by-side demonstration in Ontario, Canada at the September 2024 Nursery Sod Growers Association, the productivity of the FireFly PATH was 33% higher than competing machines, with significantly higher yield. In another extended comparative demonstration in the U.K. in July 2024, our PATH machine used 49% less fuel than the competitor, producing 5,182 square feet of grass per gallon of fuel, compared to 2,660 square feet per gallon by the competing harvester.

Our PATH machines are diesel-electric hybrid, self-propelled machines that cut and pull the turf from the ground and cut it into symmetrical slabs. The slabs are transported up a conveyor, rolled if applicable, and automatically stacked on a pallet. Prior to automation, turf harvesting was accomplished by manual labor and manually operated mowers. The automated machines have reduced labor, and, according to our customers, turned work done by anywhere from two to ten people into a one-person job.

Because our PATH machines use efficient servo electric systems, significantly lower power is required to harvest the turf. Our hybrid diesel-electric PATH machines use a 74-horsepower turbo-charged 4-cylinder Tier 4 diesel engine. Due to our efficient design, we believe the horsepower requirements are around half of our closest competitors’ machines, which generally use 130 to 140-horsepower engines.

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We currently offer two categories of PATH machines:

●	ProSlab Harvester – The ProSlab harvester cuts and layers flat slabs of turf onto a pallet. The pallet is then ejected from the machine onto the ground without slowing or stopping, ready for pickup by the turf grower. This model is conducive to cutting warm season turf varieties such as Bermudagrass, St. Augustinegrass, and Centipedegrass, among others. The ProSlab machine provides an option to upgrade the electrical system, which increases speed and efficiency.

●	R300 Roll Machine – The R300 roll machine cuts, rolls and stacks the mini-turf rolls onto a pallet. Like the ProSlab harvester, the pallet is discharged out the back of the machine and is ready for easy pickup by the turf harvester. The R300 is best suited for cool seasonal grasses like Kentucky Bluegrass, Tall Fescue, and Fine Fescue among others.

We sell replacement parts and consumables of systems both in our PATH and AMP product lines. For the year ended December 31, 2024, parts and consumable sales represented 19.7% of our revenues. Our service department, consisting of corporate and regional technicians, provides training and support in person, by phone and through remote communication on our web applications.

We sell subscription services to customers that give them access to performance metrics. Our Mercury data platform allows the transmission of productivity data from machines to customers, helping them to know how their PATH machines and AMPs are performing. Key data points include OEE data, square feet per hour, weight of the pallets, cumulative pallet counts, harvesting session numbers and more. We plan to sell access to performance metrics as a monthly subscription that we expect will evolve with our ongoing data and analytics learning platforms. This platform represents the foundation for collecting and sharing valuable data with customers, which we believe will create significant economic value. We believe that these metrics provide economic value to customers while also benefiting the environment. For example, these metrics enable precise targeting of fertilizer and water, optimizing growth while minimizing waste. We expect future subscription packages will offer tiered pricing based on the range of services provided.

Our Competitive Strengths

We designed all aspects of our platform, business model, products, and organization to enable a scalable, customer-centric, and efficient approach resulting in key competitive advantages.

● First-Mover and Deep Domain Expertise. Our talent and knowhow provide deep domain expertise, resulting in a rare and unique set of skills that created our AMPs. Our management team has decades of grass growing and harvesting experience, as well as deep engineering expertise across mechanical, software, electric, autonomy and motion control. This expertise allowed us to understand earlier than our competitors the need for and advantages of electrification, resulting in our PATH machines and AMPs, which introduces a much larger addressable market segment of golf courses and precision mowing. Our intellectual property portfolio and years of deep expertise in automation provide us with a significant first-mover advantage.

● FireFly Ecosystem. We design, develop, manufacture and sell in-house in our 108,500 square foot facility located in Salt Lake City, Utah. We control our manufacturing (end-to-end) in-house. We employ a Kanban inventory control system to manage over 10,453 individual components on a daily basis. We strive to provide an ecosystem of solutions to our end users, consisting of hardware, software, parts supply, onsite and helpdesk service, ongoing schools and training, and video-based training and updates. We also provide certain data back to the end-users in the form of a KPI database that allows operators to track and monitor performance.

● Entrepreneurial Culture. We believe that our entrepreneurial culture is one of our most durable competitive advantages. Everything from the way we recruit to our transparent way of communicating, is in service of making our business the company passionate professionals join to learn, grow, and do meaningful work.

● Direct Customer Relationships. Our ongoing commitment to listening to the problems of our customers and incorporating their feedback into our platform is an important competitive advantage that we expect will allow us to iterate disruptive products. Our direct relationships with customers allow us to gather insights, design solutions that best serve their needs, drive strong engagement, remove structural inefficiencies, create transparency, and increase customer satisfaction and referral. By controlling every customer touchpoint from awareness through ownership, we replace a patchwork of third parties with our end-to-end, integrated solutions.

● Suite of Services. Our portfolio of complementary services is designed to deliver an intuitive and near seamless customer experience across the full lifecycle of our machines. Our suite of services provides an opportunity to generate predictable, high-margin recurring revenues and increase the lifetime revenue potential of each vehicle.

● Experienced Board of Directors. We have been able to recruit independent directors who believe in our mission and have a world-class depth and breadth of executive, operational and financial experience with public companies, and experience across a breadth of industries.

Long-Term Growth Strategy

We make decisions and investments with long-term objectives in mind. We believe maintaining a long-term growth direction is key to maximizing our impact and generating value for our stockholders. We plan to achieve this by constructing a diverse portfolio of offerings with global appeal and strategically investing in our technology and infrastructure. Key levers of our growth strategy include:

● Increase Share in Turf Farm Market. We plan to continue to build innovative products for the turf farmer. We have a large presence of PATH machines in the U.S. and Australia and plan to continue to penetrate the markets of Canada, Europe, Brazil, and the United Kingdom by increasing marketing and sales activities and adding new support staff in those regions. We plan to continue to execute on new designs and improvements of harvesters that increase value to the customer with reduced operating costs, improved reliability, and increased capabilities.

● Increase Share in Golf and Sports Turf Markets. We plan to continue to add to our sales and marketing team in golf and sports turf. There continues to be high interest in the capabilities of our AMPs in the marketplace. The installed base of over 36 units have demonstrated this ability and builds confidence in our AMPs.

● Grow Our Used and Trade-In Business. We plan to continue accepting trade-in machines and to resell these as part of our revenue growth strategy.

● Develop and Launch Next-Generation AEVs. We intend to continue to innovate and launch AEVs within the turfgrass management space. These products will serve a variety of needs, price points and geographies.

● Further our International Footprint. We intend to further our global footprint. We will continue to build our sales, marketing and service teams in the U.S., Australia, Canada, Brazil, Europe and the United Kingdom, as well as developing distribution partnerships for other international markets.

● Extend Depth and Breadth of Our Digital Services. We plan to launch additional subscription services, enable the purchase of more features through software updates and explore financing options for customers through third party and internal financing.

● Invest in Our Platform. We plan to continue investing in our product development and operations infrastructure to enable our growth, product innovation, and customer experience.

● Unlock New Business Models. Our capabilities as a direct-to-customer, integrated technology and manufacturing company position us to drive the adoption of future business models.

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Our Market Opportunity

We believe our vertically integrated platform enables us to offer holistic solutions compared to traditional product offerings and deliver more value to our customers, allowing us to capture revenues across the full product lifecycle. We define our market opportunity in terms of our TAM, which we believe we can address over the long-term. We calculate our TAM based upon the market for new sales across products in addition to the lifetime revenue potential of services, aftermarket parts, software, and resale and trade-in of used machines.

The primary target market for the AMP is the replacement market for fairway mowers on golf courses. With more than an estimated 38,000 golf courses globally and an average of three fairway mowers per course and an expected average selling price of $160,000 per AMP, we believe, based on internally developed estimates relating to the number of golf courses and average equipment needs of such courses, the TAM for fairway mowers is approximately $18.2 billion. Given the average lifespan of a fairway mower is four to seven years, depending on use and the length of seasons in different climate zones, this equates to a potential TAM of approximately 21,000 mowers replaced annually.

Beyond golf courses, the turfgrass industry presents additional opportunities for AEV robotic mowers, such as our AMPs, including:

● Precision Mowing: Estimated to be a broader $49.8 billion TAM encompassing sports fields, parks, airfields, Interstate and State Highways, and commercial properties. This market offers high growth potential for automated mowing solutions.

● Turf Farms: An estimated $2.4 billion TAM, based on our internal calculations, derived from publicly available information relating to the number of turf farms in our target markets and internally developed estimates relating to the equipment needs for turf farms, providing an additional avenue for AMP. Given our leadership in turf harvesting and established relationships with farmers, this market represents a natural extension of our services and products, including our AMPs, and a prime opportunity for growth.

Based on the strength and positioning of our brand, products, and services which address the needs of our customers, we see an opportunity to be a leader in these markets.

Key AEV Robotic Mower Market Drivers

We believe the following key market drivers will define our ability to capture market share with our AMPs in the golf market.

●	Electrification: The long-term trend of electrification of the farm and sports turf markets either due to economic motives, such as cost saving and efficiency, or legislative incentives, such as laws outlawing combustion engines. The solution is electric mobility, which we believe is a perfect fit for sports turf and golf course markets.

●	Labor Shortages: The industries we serve face ongoing challenges in recruiting and retaining skilled labor. We believe our AMPs reduce the need for labor, particularly seasonal labor.

●	The Rise of Robotics, AI and Autonomy. Highly intelligent machines driven by leaps in computing power will be an ongoing trend to solve many challenges in the future. With our technology stack and innovation ecosystem, we believe we are well-positioned to lead in our selected markets.

●	Environmental Concerns: Sustainability and reduced emissions are increasing priorities. Our AMPs require no fuel, oil, or hydraulic fluid and produce no emissions in operation, eliminating many potential points of environmental contamination.

●	Technology Adoption: The industries in which we operate are embracing new technologies to improve operations.

●	Government Mandates: Increasing pressure to adopt sustainable energy sources is driving demand for electric equipment. For example, California and Colorado have mandates banning certain gas-powered equipment. Our products provide reliable options as industry participants make this shift.

●	Community Noise Ordinances: Our AMPs are nearly silent in operation. This makes them well-suited for early morning mowing on golf courses where there are increasing noise ordinances in place. Quiet operation allows for extended mowing hours and more optimal synchronization with irrigation, not only reducing disturbances to neighbors, but also enabling mowing to be completed before golf courses open for play.

●	“Cool” Factor: Golf courses are seeking innovative solutions to enhance their image and attract customers. Our AMPs receive significant buzz wherever they are seen.

●	Improved Playing Surfaces: More frequent mowing can enhance playing conditions, while not increasing labor costs.

●	Surge in Outdoor Recreation: Golf and other sport turf activities have received reinvigorated interest by younger generations. The trends are very positive for outdoor recreation. In particular, the golf industry has seen a significant uptick in demand since the COVID-19 pandemic, which boosted interest in outdoor recreation. According to a January 2025 report by the National Golf Foundation, on-course golf participation has risen 16% since 2019.

The golf market, coupled with the broader turfgrass industry, presents a substantial opportunity for our AMPs. By leveraging our existing relationships within the turf farm segment, we can accelerate market penetration and build acceptance of our AMPs in the turf market, helping us to solidify our position as a leader in the turfgrass industry. We believe that this combination of market drivers creates a compelling case for the adoption of our AMP technology.

Manufacturing

We have invested in the factory capabilities and personnel necessary to produce our PATH machines and AMPs, and the necessary parts to support the growing number of existing machines. Our PATH machines have over 4,000 parts, while our AMPs have over 1,000 parts. Over the past 15 years, we have built a high-tech manufacturing facility, which illustrates our commitment to not only designing the best automated harvesters and AEV robotic mowers in the world, but also demonstrates our pattern of execution in building and helping our customers succeed through the entire purchase and life cycle. Our facilities have the capacity to increase production as we hire and train more personnel.

We use common manufacturing processes and techniques in producing components for our products. Considerable effort is being directed to manufacturing efficiency through improvements in process, facility optimization, including product line relocation, product design, advanced manufacturing technology, and supply management and logistics. Our flexible assembly lines, which can accommodate a mix of all our available products and deliver products in line with changes in customer demand, support our process improvements.

We source parts and components for our products from leading suppliers both domestically and internationally. These materials and components include a variety of steel products, metal castings, forgings, plastics, hydraulics, electronics, and ready-to-assemble components made to certain specifications. We also source various goods and services used for production, logistics, offices, and research and development. We develop and maintain sourcing strategies for our purchased materials and emphasize long-term supplier relationships at the core of these strategies.

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We have developed strong supply chain relationships and strategic inventory reserves to allow for continued production. We currently ship over 900 parts per month, with over 98% being shipped within 24 hours of being ordered. We believe that we are well-positioned to support the growth of the harvester and AMP markets and increased unit deliveries. The installed base of PATH machines and AMPs is expanding, adding to a fleet of over 700 machines that require parts.

Product Warranty

All of our products are covered by the FireFly Limited Warranty. Subject to certain limitations and exclusions, defects in material or workmanship are covered by a limited warranty for up two years or 1,500 hours, whichever is first, for our AMPs, and one year or 1,000 hours, whichever is later up to two years, for our PATH machines. We also repair or replace certain products or parts found to be defective under normal use and service with an item of equivalent value during the warranty period. Our warranty program is integrated seamlessly into our digital ecosystem for any maintenance or repairs needed.

Customers

During the year ended December 31, 2024, in the U.S. and internationally, including Australia and the United Kingdom, we sold products directly to approximately 445 customers. Of these, approximately 420 customers purchased PATH machines and approximately 25 customers purchased AMPs. Approximately 18% of our revenues were from international customers in the year ended December 31, 2024.

Competition

The turf-harvesting and sports turf markets in which we compete are highly competitive. We sell our PATH machines to turfgrass farms and ranches, and our AMPs to golf courses. Some of our turfgrass farm customers also purchase our AMPs. We believe the primary competitive factors in our markets are technological innovation, product performance, product quality, brand differentiation, product design, sustainability, value, and manufacturing scale and efficiency.

Our competition comprises traditional harvesting and mowing products sold into turf harvesting and sports turf markets. While we believe that there are no current direct competitors in the turfgrass mowing industry for our AMPs, we anticipate competition from traditional manufacturers including The Toro Company and Deere & Company. Our competitors with traditional harvesting and lawn mowing products include AGCO Corporation, CLAAS KGaA mbH, CNH Industrial N.V., Deere & Company, Jacobsen Fine Turf Mowers, Kubota Tractor Corporation, Mahindra & Mahindra Limited, and The Toro Company. Our competitors for specialty turfgrass products include Trebro Manufacturing, Inc. and Kesmac Inc. As we participate across the spectrum of the value chain, our competition extends beyond product manufacturers, and includes parts and services, and our software platform. Many of our competitors are much larger than we are and have significantly greater resources, which challenges our ability to compete with them.

Across the value chain, we believe our vertically integrated business model and technology platform, direct-to-customer relationships, and ability to efficiently launch new products position us to compete effectively.

Research and Development

We make substantial investments in research and development to improve the quality and performance of our products, to develop new products and technologies to meet our customers’ needs, to integrate sustainable solutions into our products, and to comply with government, safety, and engine emissions regulations. Integration of technology into equipment is a persistent market trend, and we continue to capitalize on this market trend.

Intellectual Property

We protect, use, and defend intellectual property in support of our business objectives to increase our return on investment, enhance our competitive position and create shareholder value. We rely on a combination of patents, trade secrets, copyrights, service marks, trademarks, domains, contractual terms, and enforcement mechanisms across various international jurisdictions to establish and protect intellectual property rights related to our current and future business and operations.

We hold 32 granted patents in the U.S. Our trademarks, logos, domains, and service marks are used to establish and maintain our reputation with our customers, and the goodwill associated with our businesses. We have 5 registered domestic trademarks. In addition, we maintain a comprehensive identification and tracking function for the maintenance and protection of our trade secrets.

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We intend to continue to pursue intellectual property protection to the extent we believe it would be advantageous to our business objectives. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged.

Regulatory

Certain of our operations and products are subject to stringent and comprehensive federal, state, and local laws and regulations governing matters including environmental protection, occupational health and safety and the release or discharge of materials into the environment, including air emissions and wastewater discharges. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of investigatory and remedial obligations and the issuance of orders enjoining some or all of our operations in affected areas.

We are also subject to permitting, registration, and other government approval requirements under environmental, health and safety laws and regulations applicable in the jurisdictions in which we operate. Those requirements obligate us to obtain permits, registrations, and other government approvals from one or more governmental agencies to conduct our operations and sell our products. The requirements vary depending on the location where our regulated activities are conducted.

Governments are also implementing laws regulating products across their life cycles, including sourcing for parts and components and the storage, distribution, sale, use, and disposal of products at their end of life. These laws and regulations include requirements to develop less hazardous chemical substances and products, right-to-know, restriction of hazardous substances, and product take-back laws.

Human Capital Resources

Our employees are critical to our success. As of December 31, 2024, we had 194 full-time employees. We also employ eight part-time employees and engage consultants and contractors as needed to supplement our permanent workforce. To date, we have not experienced any work stoppages and consider our relationship with our employees to be good. None of our employees are represented by a labor union or subject to a collective bargaining agreement.

Legal Proceedings

We are from time to time subject to claims, lawsuits and other legal and administrative proceedings arising in the ordinary course of business. Defending such proceedings is costly and can impose a significant burden on management and employees. The results of any future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would, individually or taken together, have a material adverse effect on our business, operating results, cash flows or financial condition.

Facilities

Our corporate headquarters and manufacturing facility are located in Salt Lake City, Utah, where we lease approximately 108,500 square feet. We have entered into two operating leases for our corporate headquarters and manufacturing facility. Both leases have terms expiring in April 2031. The monthly lease payments range between $92 to $116 over the term of the leases. We expect to add additional offices and manufacturing capacity as we increase our headcount and expand our operations. We believe that our facilities are sufficient for our current needs and that, should it be needed, additional facilities will be available to accommodate the expansion of our business.

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MANAGEMENT

Executive Officers and Directors

The following table lists the names, ages as of the date of this prospectus, and positions of the individuals who are expected to serve as directors and executive officers of the company upon consummation of the offering:

Name	Age	Position(s)
Executive Officers:

Andrew Limpert	55	Chief Executive Officer and Director

Steven R. Aposhian	56	Chief Technology Officer, Director, and Chairman of the Board of Directors

Matthew G. Aposhian	51	President, Chief Operating Officer and Director

Lindsay Jones	63	Chief Financial Officer
Non-Employee Directors:

Elizabeth Pettit Hocker	54	Director

Paul Richardson	67	Director

JuE Wong	61	Director

Christopher R. Christensen	56	Director

Executive Officers

Andrew Limpert serves as Chief Executive Officer and a director of FireFly. Mr. Limpert has served as our Chief Executive Officer and a member of our board of directors since 2015. Prior to joining FireFly, Mr. Limpert held several executive positions with ProFire Energy (Nasdaq: PFIE), including Chief Sales and Strategy Officer, Chief Financial Officer, and board member. Mr. Limpert has served as a board member of multiple firms including Chairman of the Board for Nine Mile Software and director and Chief Executive Officer of Ohr Pharmaceuticals (Nasdaq: OHRP) from 2007 to 2010. Mr. Limpert holds a M.B.A. with an emphasis in Finance from the Westminster College and a B.A. in Finance with an emphasis in entrepreneurship and real estate finance from the University of Utah.

The Company believes that Mr. Limpert’s extensive management, finance and public company experience, including his service as an executive officer and director at other companies, makes him highly qualified to serve as a director.

Steven R. Aposhian serves as Chief Technology Officer of FireFly and currently serves as our Chairman. Mr. Aposhian has served as our Chairman and Chief Technology Officer since 2015 and previously served as President since co-founding FireFly in 2010. Prior to co-founding FireFly, Mr. Aposhian was responsible for hydraulic test system design at AAI Textron from 2007 to 2010. Mr. Aposhian taught and implemented LabVIEW design software for machine design for National Instruments from 2000 to 2006. Prior to his time at National Instruments, Mr. Aposhian gained extensive experience in power equipment design testing and manufacturing at Honda R&D Americas from 1996 to 2000. Mr. Aposhian holds a B.S. in Mechanical Engineering from the University of Utah.

The Company believes that Mr. Aposhian’s extensive engineering, operational and management experience, including 29 years of mechanical engineering experience specializing in automation technology, makes him highly qualified to serve as a director.

Matthew G. Aposhian serves as President, Chief Operating Officer and a director of FireFly since 2019. Mr. Aposhian has held multiple positions at FireFly prior to his current role. He co-founded FireFly in 2010, and joined the Company full time in 2013. Prior to joining FireFly, Mr. Aposhian was President of Aposhian Sod Farms from 2007 to 2013. From 2000 to 2006, Mr. Aposhian was President of Aposhian Earthworks. Mr. Aposhian holds a M.B.A. from Brigham Young University and a B.A. in Business Administration from the University of Utah.

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The Company believes that Mr. Aposhian’s extensive operational and management experience, including his 23 years running companies in the agriculture, technology and service industries, combined with his involvement in the Company’s founding and growth, makes him highly qualified to serve as a director.

Lindsay Jones serves as Chief Financial Officer of FireFly, a position he has held since July 2024. From December 2023 to June 2024, Mr. Jones was Chief Financial Officer of Tru Golf in connection with its SPAC merger with Deep Medicine Acquisition Corp. From July 2020 to August 2022, Mr. Jones served as Executive Vice President at Xevant Inc., and from March 2019 to July 2024, he served as consultant and Outsourced Chief Financial Officer for NOW CFO. Mr. Jones is a Certified Public Accountant and holds a Master of Accountancy and a B.A. in accounting from Brigham Young University.

Non-Employee Directors

Elizabeth Pettit Hocker was appointed to the FireFly board of directors in September 2023 and serves as Lead Independent Director. Ms. Hocker serves as Regional Head, Capital Markets for the New York Stock Exchange, a position she has held since December 2024. She previously served as founder and Chief Executive Officer of 10:10 Strategy, an IPO & business consulting firm, from November 2023 to December 2024. Ms. Hocker also served as Interim Chief Executive Officer at Frulu, a tech startup utilizing AI to connect used car sellers with used car buyers, from April 2024 to December 2024. From December 2018 to August 2023, Ms. Hocker was the Managing Director, New Listings & Capital Markets, Southwest US at Nasdaq. Ms. Hocker received her B.A. from St. Edward’s University.

The Company believes Ms. Hocker’s extensive management and capital markets experience, including her service as executive officer and director of companies, and experience with public offerings, sales operations and human resources make her highly qualified to serve as a director.

Paul Richardson was appointed to the FireFly board of directors in January 2024. Mr. Richardson previously served as Chief Financial Officer and a member of the board of WPP Group (LSE: WPP), a British multinational communications, advertising, public relations, technology, and commerce holding company, from 1996 to 2021. Mr. Richardson initially joined WPP Group in 1992 as Treasurer. Mr. Richardson also served on the board of Ceva Group PLC (a subsidiary of Apollo), as Chairman of the Audit Committee from 2008 to 2013. Prior to joining WPP, Mr. Richardson served as Assistant Treasurer of Beecham Group from 1982 to 1985 and as Deputy Treasurer at Hanson Trust from 1986 to 1992. Mr. Richardson trained as a Chartered Accountant in London with KPMG and is a Fellow of the Association of Corporate Treasurers. Mr. Richardson received a finance degree from the University of East Anglia in 1979.

The Company believes Mr. Richardson’s extensive financial, audit and management experience, including 25 years as chief financial officer of a public company, and service as a director at other companies, makes him highly qualified to serve as a director.

JuE Wong was appointed to the FireFly board of directors in March 2024. Ms. Wong was President and CEO of Olaplex Holdings Inc. (Nasdaq: OLPX) from January 2020 to October 2023. Prior to her time at Olaplex, she was Chief Executive Officer of Moroccanoil from July 2017 to September 2019. Ms. Wong graduated from The Australian National University.

The Company believes Ms. Wong’s extensive management experience, including roles as president and chief executive officer of several public and private companies, and service as a director at other companies, makes her highly qualified to serve as a director.

Christopher R. Christensen was appointed to the FireFly board of directors in November 2024. Mr. Christensen has served as Executive Chairman and Chairman of the Board of The Ensign Group, Inc. (Nasdaq: ENSG), a skilled nursing and assisted living services, physical, occupational and speech therapies, and additional post-acute related services provider, May 2019. He previously served as President from 1999 to 2019, and as Chief Executive Officer from April 2006 to May 2019. Before founding The Ensign Group, he held the position of acting Chief Operating Officer of Covenant Care, Inc., a prominent long-term care provider based in California. Additionally, as a co-founder of both The Pennant Group, Inc. (NASDAQ: PNTG) and Care Trust REIT, Inc. (NASDAQ: CTRE), he assumed board roles for both companies upon their public listings and remains an active member of The Pennant Group’s board from 2019 to present day.

The Company believes that Mr. Christensen’s extensive executive management experience with a public company, and service as a director at other companies, makes him highly qualified to serve as a director.

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Family Relationships

Steven Aposhian and Matthew Aposhian are brothers. Other than this, none of our directors or executive officers has a family relationship.

Board Composition

Our board of directors will consist of seven members upon the consummation of the offering.         will serve as Chairman of the board of directors. Upon consummation of the offering, we expect that Liz Hocker will continue to serve as lead independent director. The primary responsibility of our board of directors will be to provide oversight, strategic guidance, counseling and direction to our management. The board of directors will meet on a regular basis and additionally as required.

In accordance with the terms of our amended and restated certificate of incorporation, each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. Our amended and restated certificate of incorporation and amended and restated bylaws authorize only the members of the board of directors to appoint directors to fill vacancies on our board of directors. In addition, the number of directors constituting the board of directors may be set only by resolution adopted by a majority vote of the entire board of directors.

Director Independence

Our board of directors is expected to determine that each of the directors except for Steven Aposhian, Andrew Limpert and Matthew Aposhian are independent directors in accordance with the rules of Nasdaq, and SEC rules and regulations. Under the rules of Nasdaq, unless an explicit exemption exists, independent directors must comprise a majority of a listed company’s board of directors. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and governance committees be independent. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the board of directors will review and discuss information provided by the directors and by us with regard to each director’s business and personal activities and relationships as they may relate to our business and our management, including the beneficial ownership of capital stock by each non-employee director and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the consummation of the offering. Additionally, compensation committee members must not have a relationship with us that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member.

Classified Board of Directors

In accordance with our amended and restated certificate of incorporation that will go into effect upon the closing of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the closing of this offering, our directors will be divided among the three classes as follows:

●	the Class I directors will be , and and their terms will expire at our first annual meeting of stockholders following this offering;

●	the Class II directors will be , and and their terms will expire at our second annual meeting of stockholders following this offering; and

●	the Class III directors will be , and and their terms will expire at the third annual meeting of stockholders following this offering.

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Our amended and restated certificate of incorporation that will go into effect upon the closing of this offering will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company. Our directors may be removed only for cause by the affirmative vote of a majority of the holders of our outstanding voting stock entitled to vote in the election of directors. For additional information, see the section titled “Risk Factors - Anti-takeover provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could impair a takeover attempt.”

Role of the Board of Directors in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. While our board of directors is responsible for monitoring and assessing strategic risk exposure, our audit committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also approves or disapproves any related person transactions. Our nominating and governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Committees of the Board of Directors

Effective upon the consummation of the offering, our board of directors will have three standing committees - an audit committee, a compensation committee, and a nominating and governance committee, each of which, pursuant to its respective charter, will have the composition and responsibilities described below. Following the consummation of the offering, copies of the charters for each committee will be available on the investor relations portion of our website. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee consists of Paul Richardson, Liz Hocker and JuE Wong, with Paul Richardson serving as the chair. Our board of directors has determined that each of the members of the audit committee meets the independence requirements and financial literacy requirements under applicable rules and regulations of Nasdaq and SEC. In addition, our board of directors has determined that Paul Richardson is an “audit committee financial expert” within the meaning of the SEC regulations and meets the financial sophistication requirements of the Nasdaq listing rules. In making this determination, the board of directors considered Mr. Richardson’s formal education and previous experience in financial roles. This designation does not, however, impose on the individual any supplemental duties, obligations or liabilities beyond those that are generally applicable to the other members of our audit committee and board of directors. Both our independent registered public accounting firm and management periodically will meet privately with our audit committee.

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The principal functions of the audit committee are expected to include, among other things:

●	selecting a firm to serve as our independent registered public accounting firm to audit our consolidated financial statements;

●	ensuring the independence of the independent registered public accounting firm;

●	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;

●	establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

●	considering the adequacy of our internal control and internal audit function;

●	reviewing and approving any related-party transactions that are material or otherwise implicate disclosure requirements; and

●	approving, or as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

The composition and function of the audit committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations.

Compensation Committee

Our compensation committee will consist of three individuals with Christopher Christensen serving as the chair. We expect that our board of directors will determine that each of the members of our compensation committee meets the independence requirements under applicable rules and regulations of Nasdaq and SEC. Each member of this committee will also be a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act.

The principal functions of the compensation committee are expected to include, among other things:

●	reviewing and approving, or recommending that the board of directors approve, the compensation of our Chief Executive Officer and our other executive officers;

●	reviewing succession plans for our Chief Executive Officer;

●	reviewing and recommending to the board of directors the compensation of our directors;

●	administering our stock and equity incentive plans; and

●	establishing our overall compensation philosophy.

The composition and function of the compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations.

Nominating and Governance Committee

Our nominating and governance committee will consist of three individuals, with JuE Wong serving as chair. We expect that our board of directors will determine that each of the members of our nominating and governance committee meets the independence requirements under applicable rules and regulations of Nasdaq and SEC.

The principal functions of the nominating and governance committee are expected to include:

●	identifying and recommending candidates for membership on the board of directors;

●	recommending directors to serve on board committees;

●	reviewing and recommending to our board of directors any changes to our corporate governance principles;

●	reviewing proposed waivers of the code of conduct for directors and executive officers;

●	overseeing the process of evaluating the performance of our board of directors; and

●	advising our board of directors on corporate governance matters.

The composition and function of the compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations.

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Compensation Committee Interlocks and Insider Participation

None of the intended members of our compensation committee is currently, or has been at any time, one of our officers or employees. None of our executive officers serve, or has served during the last completed fiscal year, as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board or compensation committee.

Code of Business Conduct and Ethics

In connection with this offering, our board of directors adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior officers. Upon the closing of this offering, the full text of this code of business conduct and ethics will be posted on the investor relations page of our website. The reference to our website address in this filing does not include or incorporate by reference the information on that website into this filing. We intend to disclose future amendments to certain provisions of this code of business conduct and ethics, or waivers of these provisions, on its website or in public filings to the extent required by the applicable rules.

Limitations of Liability and Indemnification of Directors and Officers

We are incorporated under the laws of the State of Delaware. Section 145 of the DGCL provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee, or agent of such corporation or is or was serving at the request of such corporation as an officer, director, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses that such officer or director has actually and reasonably incurred. Our amended and restated certificate of incorporation will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

The limitation of liability and indemnification provisions that are included in our Charter, Bylaws and in indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We will have insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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EXECUTIVE COMPENSATION

We are an “emerging growth company,” as defined under the JOBS Act, and a “smaller reporting company” under SEC rules. As such, we have elected to comply with the scaled executive compensation disclosure rules applicable to both emerging growth companies and smaller reporting companies. These rules provide certain exemptions from various reporting requirements applicable to other public companies and allow us to limit the disclosure of executive compensation to our principal executive officer and our two other most highly compensated executive officers.

Summary Compensation Table

The following table presents summary information regarding the total compensation for services rendered in all capacities that was earned by our principal executive officer and our two most highly compensated executive officers other than our principal executive officer (together, the “NEOs”) for the fiscal year ended December 31, 2024.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Andrew Limpert	2024	143,936	261,901	26,462	432,299
Chief Executive Officer
Steven R. Aposhian	2024	166,000	70,671	53,672	290,343
Chief Technology Officer
Matthew G. Aposhian	2024	140,106	102,200	32,399	274,705
Chief Operating Officer

(1) This column reflects the aggregate grant date fair value of stock options computed in accordance with FASB ASC Topic 718. The fair value of each stock option award is determined on the date of the grant using the Black-Scholes valuation model.

(2) Includes $26,462 in health insurance premiums paid by the Company on behalf of each of our NEOs and tuition reimbursements for Matthew Aposhian. For Steven Aposhian, also includes the Company’s total incremental cost of providing a Company-purchased car of $27,210 (including reimbursement of all gas and maintenance costs), which the executive officer may use for both business and personal travel. To the extent the car is used for business travel, providing the car serves a business purpose and does not provide a personal benefit. However, because Steven Aposhian is not required to separately record his business and personal use of the car, the total incremental cost of providing the car is reported here as a personal benefit.

Narrative Disclosure to Summary Compensation Table

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Retirement Benefits

We maintain a 401(k) plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation up to certain I.R.S. Code limits, which are updated annually. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employees are immediately and fully vested in their own contributions. We may elect to make matching or other contributions into participants’ individual accounts, but we have not done so in the past. The 401(k) plan is intended to be qualified under Section 401(a) of the Code, with the related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan are deductible by us when made, and contributions and earnings on those amounts are not taxable to the employees until withdrawn or distributed from the 401(k) plan.

Long-Term Incentive Awards

We have granted our NEOs from time-to-time stock options to purchase shares of our common stock, each with an exercise price equal to or greater than the fair market value of a share of our common stock on the date of grant and subject to the terms of the 2016 Stock Plan (see “Equity Plans – 2016 Stock Plan” below) and the applicable stock option agreement (the “Stock Option Agreement”). Generally, one-third (1/3rd) of the total number of shares subject to such option vests when the optionee completes 12 months of continuous service beginning with the vesting commencement date. An additional one-third (1/3rd) of the shares subject to the option vests when the optionee completes 12 months of continuous service thereafter. The final one-third (1/3rd) of the shares subject to the option vests when the optionee completes another 12 months of continuous service thereafter, such that all of the shares will be vested upon the third anniversary of the vesting commencement date. Vesting of the option may be accelerated under the Stock Option Agreement. For more information on the stock options granted to our NEOs, see “2024 Outstanding Equity Awards at Fiscal Year-End”.

In connection with a Change in Control (as defined in the Stock Option Agreement), under certain conditions, the option will become exercisable in full.

Equity Compensation

We have previously granted, and we intend to, from time to time, grant equity awards to our NEOs which grants are generally subject to vesting based on each NEO’s continued service. Each of our NEOs currently holds outstanding options to purchase shares of our common stock that were granted under our 2016 Stock Plan, as set forth in the table below entitled “2024 Outstanding Equity Awards at Fiscal Year-End.”

2024 Outstanding Equity Awards at Fiscal Year-End

The following table presents, for each of our NEOs, information regarding outstanding stock options as of December 31, 2024.

	Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)(2)	Number of Securities Underlying Unexercised Options Unexercisable (#)(2)	Option Exercise Price ($)	Option Expiration Date
Andrew Limpert	0	39,692	5.77	11/15/2034
	0	50,000	5.71	3/1/2034
	3,882	7,763	5.71	3/23/2033
	199,333	398,667	5.71	2/3/2033
	230,000	0	2.15	6/17/2029
	70,000	0	2.79	3/21/2029
	800,000	0	1.60	3/1/2027
Steven R. Aposhian	0	22,154	5.77	11/15/2034
	2,634	5,267	5.71	3/23/2033
	31,000	62,000	5.71	2/3/2033
	250,000	0	1.60	3/1/2027
Matthew G. Aposhian	0	35,000	5.71	3/1/2034
	2,221	4,442	5.71	2/23/2033
	29,333	58,667	5.71	2/3/2033
	25,000	0	3.34	12/21/2030
	70,000	0	2.79	3/21/2029
	150,000	0	1.60	3/1/2027
	70,000	0	0.765	3/22/2026

(1) All of the outstanding equity awards were granted under our 2016 Stock Plan.

(2) Option awards vest one-third annually.

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Equity Plans

2016 Stock Plan

Our 2016 Stock Plan provides for equity incentives to be granted to our employees, executive officers or directors and to key advisers and consultants. Equity incentives may be in the form of stock options with an exercise price of not less than the fair market value of the underlying shares as determined pursuant to the 2016 Stock Plan. The 2016 Stock Plan is administered by the company’s board of directors. As of          , 2025, there are a total of 7,235,215 shares authorized for issuance and a total of shares of our common stock are subject to outstanding option awards under the 2016 Plan.

2025 Stock Plan

In connection with the completion of the offering contemplated by this prospectus, we intend to adopt a new long-term equity incentive plan (the “2025 Stock Plan”). We will provide information concerning the 2025 Stock Plan in subsequent amendments to the registration statement of which this prospectus forms a part.

Executive Compensation Plans

Following the consummation of this offering, we intend to develop an executive compensation program that is designed to align compensation with our business objectives and the creation of stockholder value, while enabling us to attract, motivate and retain individuals who contribute to the long-term success of the company. Decisions on the executive compensation program will be made by the compensation committee and our Board of Directors.

We expect to enter into new employment agreements with certain other senior management personnel following the closing of this offering, including our NEOs, and are currently in discussions with these members regarding the terms and conditions of such new agreements.

Non-Employee Director Compensation

The following table sets forth information concerning the compensation paid to our non-employee directors for the fiscal year ended December 31, 2024. All compensation that we paid to our employee directors is set forth in the table in “Executive Compensation - Summary Compensation Table.”

Name	Option Awards ($)(1)(2)	Total ($)
Elizabeth Pettit Hocker	29,200	29,200
Paul Richardson	-	-
JuE Wong	-	-
Christopher R. Christensen	159,500	159,500

(1) The amounts reported represent the grant date fair value of the stock awards granted to our non-employee directors during 2024 as computed in accordance with FASB ASC Topic 718. The fair value of each stock option award is determined on the date of the grant using the Black-Scholes valuation model. Note that the amounts reported in this column reflect the accounting cost for these stock awards and do not correspond to the actual economic value that may be received by our non-employee directors from the stock awards.

(2) The following table sets forth information on the aggregate number of shares underlying outstanding stock options held by our non-employee directors as of December 31, 2024:

Name	Number of Shares Underlying Stock Options Outstanding on December 31, 2024
Elizabeth Pettit Hocker	60,000
Paul Richardson	50,000
JuE Wong	50,000
Christopher R. Christensen	50,000

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

A “related party transaction” is any actual or proposed transaction, arrangement or relationship or series of similar transactions, arrangements or relationships, including those involving indebtedness not in the ordinary course of business, to which we or our subsidiaries were or are a party, or in which we or our subsidiaries were or are a participant, in which the amount involved exceeded or exceeds the lesser of (i) $120,000 or (ii) one percent of the average of our total assets at year-end for the last two completed fiscal years and in which any related party had or will have a direct or indirect material interest. A “related party” includes:

●	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

●	any person who beneficially owns more than 5% of our common stock;

●	any immediate family member of any of the foregoing; or

●	any entity in which any of the foregoing is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

Historically, certain of our insiders and other related parties have been part of the funding groups that have provided funding to us via loans, convertible loans, preferred equity and direct equity investments into us as further described in this prospectus.

Other than the below, there were no related party transactions to which we were a party since the beginning of our last fiscal year or during the two fiscal years preceding our last fiscal year, or any currently proposed related party transaction:

●	On December 2, 2024, we sold to Christopher Christensen 173,310 shares of our common stock for $1,000,000.
●	On December 31, 2024, we sold to Christopher Christensen 20,000 shares of our common stock for $115,400.

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PRINCIPAL STOCKHOLDERS

As of          , 2025 (the “Beneficial Ownership Date”), the following table sets forth information with respect to the beneficial ownership of our voting securities in each case by:

●	each of our named executive officers;

●	each of our directors;

●	all of our current directors and executive officers as a group; and

●	each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our voting securities.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the Beneficial Ownership Date are deemed outstanding but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

In the table below, the applicable percentage ownership relating to shares beneficially owned prior to this offering is based on         shares of our common stock outstanding as of the Beneficial Ownership Date which gives effect to the automatic conversion of certain of our outstanding convertible debentures into an aggregate of             shares of our common stock, the conversion of which will occur immediately prior to the completion of this offering. The applicable percentage ownership relating to shares beneficially owned after this offering is based on        shares of our voting securities outstanding and assumes that the underwriters do not exercise their option to purchase additional shares of common stock from us. Unless otherwise indicated in the footnotes to the table below, the address of each beneficial owner listed in the table below is 1130 South 3800 West, Suite 100, Salt Lake City, Utah 84104.

	Shares Beneficially Owned Prior to This offering		Shares Beneficially Owned After This offering Assuming No Exercise of the Over- Allotment Option		Shares Beneficially Owned After This offering Assuming Full Exercise of the Over- Allotment Option
Name and Address of Owner	Number	Percent	Number	Percent	Number	Percent
5% Stockholders:

Directors and Named Executive Officers:
Andrew W. Limpert
Steven R. Aposhian
Matthew G. Aposhian
Christopher R. Christensen
Liz Hocker
Paul Richardson
JuE Wong
All current executive officers and directors as a group (8 persons)

(1)

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DESCRIPTION OF CAPITAL STOCK

General

The following describes our common stock, preferred stock, warrants, convertible debentures and material terms of our amended and restated certificate of incorporation and amended and restated bylaws) as proposed to be in effect upon consummation of the offering. This description is a summary only and is subject to the complete text of our amended and restated certificate of incorporation and amended and restated bylaws and the applicable Debenture and Warrant, which we will file as exhibits to the registration statement of which this prospectus is a part.

Upon completion of this offering, our amended and restated certificate of incorporation will authorize capital stock consisting of               shares of common stock, $0.001 par value per share, and                      shares of preferred stock, par value $0.001 per share. Immediately prior to this offering, there has been no public market for our common stock. The number of authorized shares of common stock or preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the our capital stock entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of any of the common stock or the preferred stock voting separately as a class shall be required therefor, unless a vote of any such holder is required pursuant to the amended and restated certificate of incorporation (including any certificate of designation relating to any series of preferred stock).

Upon completion of this offering, there will be             shares of common stock outstanding (or                        shares if the underwriters exercise their over-allotment option in full), including shares issued upon the automatic conversion of certain outstanding debentures, and no shares of preferred stock outstanding. The number of shares of common stock outstanding excludes shares issuable in connection with the exercise of warrants outstanding, the conversion of any of the outstanding debentures that do not automatically convert in the offering, and the options granted upon achievement of certain vesting conditions and shares reserved for issuance pursuant to the 2016 Stock Plan and the 2025 Stock Plan. Although we intend to apply for listing of our common stock on Nasdaq, a market for our common stock may not develop, and if one develops, it may not be sustained.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of convertible preferred stock outstanding at the time, the holders of shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. No such dividends are expected to be issued in the near future. See the section titled “Dividend Policy” for additional information.

Voting Rights

Following this offering, holders of shares of our common stock will be entitled to one vote for each share of our common stock held of record by such holder on all matters voted upon by our stockholders; provided, however, that, except as otherwise required in our amended and restated certificate of incorporation or by applicable law, the holders of our common stock will not be entitled to vote on any amendment to our amended and restated certificate of incorporation that relates solely to the terms of one or more outstanding series of our preferred stock (and no preferred stock is expected to be outstanding after the offering) if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our amended and restated certificate of incorporation or pursuant to the DGCL. Following the offering, our directors, executive officers, and beneficial owners of 5% or greater of our outstanding common stock and their respective affiliates will hold               % of the outstanding shares of our common stock.

We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation that will become effective immediately prior to the completion of the offering. Accordingly, holders of a majority of the shares of our common stock will be able to elect all of our directors.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions. The rights, preferences and privileges of the holders of our common stock will be subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

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Preferred Stock

Following the offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue up to             shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

Warrants

As of           , 2025 we had outstanding warrants to purchase shares of our common stock as follows:

	Underlying Shares of Common Stock	Exercise Price per Share	Initial Exercise Date	Expiration Date
July 2019 Common Stock Purchase Warrants (“July 2019 Warrants”)	1,900,000	$1.12	7/17/2019	7/17/2027
April 20, 2020 Common Stock Purchase Warrants (“April 20, 2020 Warrants”)	281,250	$2.00	4/20/2020	4/20/2028
April 22, 2020 Common Stock Purchase Warrants (“April 22, 2020 Warrants”)	40,000	$2.00	4/22/2020	4/22/2028
September 2020 Common Stock Purchase Warrants (“September 2020 Warrants”)	255,682	$2.20	9/4/2020	9/4/2028
January 2022 Common Stock Purchase Warrants (“January 2022 Warrants”)	531,427	$0.01	1/13/2022	1/13/2032
January 2023 Common Stock Purchase Warrants (“January 2023 Warrants”)	360,475	$0.01	1/19/2023	1/19/2033
July 11, 2024 Common Stock Purchase Warrants (“July 11, 2024 Warrants”)	430,009	$0.01	7/11/2024	7/11/2034
July 25, 2024 Common Stock Purchase Warrants (“July 25, 2024 Warrants”)	181,861	$0.01	7/25/2024	7/25/2034

Upon the closing of this offering, the warrants described above are expected to remain outstanding.

The material terms and provisions of the July 2019 Warrants, April 20, 2020 Warrants, April 22, 2020 Warrants, September 2020 Warrants, January 2022 Warrants, January 2023 Warrants, July 11, 2024 Warrants, and July 25, 2024 Warrants (collectively, the “Warrants”) are summarized below. Except as indicated in the table above and the discussion below, the Warrants have substantially the same terms. This summary of the provisions of the Warrants is not complete and is qualified in its entirety by the form of each Warrant, which we will file as exhibits to the registration statement of which this prospectus is a part.

Exercise. The exercise price, initial exercise date, and expiration date of each Warrant is set forth in the table above. Each Warrant may be exercised, in cash or, if no effective registration statement is available registering the issuance of the shares of common stock underlying the Warrants, by a cashless exercise, from time to time through and including its respective expiration date, except that the April 20, 2020 Warrants, April 22, 2020 Warrants and September 2020 Warrants cannot be cashless exercised. The Warrants are exercisable in whole or in part by delivering to the company a completed instruction form for exercise and complying with the requirements for exercise set forth in each Warrant. If Warrants are exercised on a cashless basis, the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the applicable Warrant. The July 2019 Warrants will be automatically exercised via cashless exercise on the expiration date.

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No Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of the Warrants. As to any fraction of a share which the holder would otherwise be entitled to purchase upon such exercise, we may, at our election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price or round up to the next whole share.

Failure to Timely Deliver Shares. If we fail to deliver to the holder a certificate representing shares issuable upon exercise of Warrants or to credit the holder’s balance account with The Depository Trust Company for such number of shares of common stock to which the holder is entitled upon the holder’s exercise of the Warrants, in each case, by the delivery date set forth in the respective Warrant, and if after such date the holder is required by its broker to purchase (in an open market transaction or otherwise) or the holder’s brokerage firm otherwise purchases, shares of common stock to deliver in satisfaction of a sale by the holder of the warrant shares which the holder anticipated receiving upon such exercise, or a Buy-In, then we shall (A) pay in cash to the holder the amount, if any, by which (x) the holder’s total purchase price (including brokerage commissions, if any) for the shares of common stock so purchased exceeds (y) the amount obtained by multiplying (1) the number of warrant shares that we were required to deliver to the holder in connection with the exercise at issue, times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the holder, either reinstate the portion of the applicable warrant and equivalent number of warrant shares for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the holder the number of shares of common stock that would have been issued had we timely complied with our exercise and delivery obligations. In addition, if we fail to deliver to the holder any common stock pursuant to a validly-exercised Warrant, we will be required to pay liquidated damages in the amount of $10 per trading day (increasing to $20 per trading day on the fifth trading day after such liquidated damages being to accrue) for each $1,000 of the shares of common stock exercised but not delivered until such time the shares of common stock are delivered or the holder rescinds such exercise.

Exercise Limitation. In general, a holder will not have the right to exercise any portion of a Warrant if the holder (together with its Attribution Parties (as defined in the respective Warrant)) would beneficially own in excess of 4.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrant. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon notice to us, provided that any increase in this limitation will not be effective until 61 days after such notice from the holder to us and such increase or decrease will apply only to the holder providing such notice.

Adjustment for Stock Dividends, Splits and Reclassifications. The exercise price and the number of shares of common stock purchasable upon the exercise of the Warrants are subject to adjustment upon the occurrence of specific events, including stock dividends, stock splits, combinations, and reclassifications of our common stock.

Subsequent Equity Sales. The Warrants have full-ratchet price-based anti-dilution protection, subject to customary carve-outs, in the event we sell any common stock or common stock equivalents at a price per share below the exercise price of each Warrant. In addition, the holder of the Warrants may elect to receive upon the exercise of the Warrants, in lieu of shares of common stock, the securities issued in such dilutive issuance.

Dividends or Distributions. If we declare or make any dividend or other distribution of our assets (or rights to acquire our assets) to holders of shares of our common stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property, options, evidence of indebtedness or any other assets by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) at any time after the issuance of the Warrants, then, in each such case, the holders of the Warrants shall be entitled to participate in such distribution to the same extent that the holders would have participated therein if the holders had held the number of shares of common stock acquirable upon complete exercise of the Warrants (without regard to any limitations on exercise, including, without limitation, the Beneficial Ownership Limitation (as defined in the respective Warrant)). However, to the extent that the holder’s right to participate in any such distribution would result in the holder exceeding the Beneficial Ownership Limitation, then the holder shall not be entitled to participate in such distribution to such extent, and the portion of such distribution exceeding the limitation shall be held in abeyance for the benefit of the holder until such time as its right would not result in the holder exceeding the Beneficial Ownership Limitation. To the extent that the Warrant has not been partially or fully exercised at the time of such distribution, such portion of the distribution shall be held in abeyance for the benefit of the holder until the holder has exercised the Warrant.

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Purchase Rights. If we grant, issue or sell any shares of our common stock or securities exercisable for, exchangeable for or convertible into our common stock, or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of shares of our common stock, referred to as Purchase Rights, then each holder of the Warrants will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the holder could have acquired if the holder had held the number of shares of common stock acquirable upon complete exercise (without regard to any limitations on exercise, including, without limitation, the Beneficial Ownership Limitation). of the Warrants immediately before the record date, or, if no such record is taken, the date as of which the record holders of shares of common stock are to be determined, for the grant, issue or sale of such Purchase Rights. However, to the extent that the holder’s right to participate in any such Purchase Rights would result in the holder exceeding the Beneficial Ownership Limitation, then the holder shall not be entitled to participate in such Purchase Rights to such extent, and such excess Purchase Rights shall be held in abeyance for the holder until such time as its right thereto would not result in the holder exceeding the Beneficial Ownership Limitation.

Fundamental Transaction. If a Fundamental Transaction (as defined in the respective Warrant and described below) occurs, the holder will thereafter have the right to receive upon an exercise of the Warrants at any time after the consummation of the Fundamental Transaction but prior to the expiration date of the Warrants, the number of shares of common stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of shares of common stock for which the Warrants are exercisable immediately prior to such Fundamental Transaction on the exercise of the Warrants. For purposes of any such exercise, the determination of the exercise price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of common stock in such Fundamental Transaction, and we shall apportion the exercise price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. Additionally, we will cause any successor entity to assume all of our obligations under the Warrants with the same effect as if such successor entity had been named in the warrant itself. If holders of our common stock are given a choice as to the securities, cash or property to be received in a Fundamental Transaction, then the holder shall be given the same choice as to the consideration it receives upon any exercise of the Warrants, following such Fundamental Transaction.

Transferability. Subject to applicable laws, the Warrants may be offered for sale, sold, transferred or assigned.

Rights as a Shareholder. Except as otherwise provided in the Warrants or by virtue of a holder’s ownership of shares of our common stock, the holders of the Warrants do not have the rights or privileges of holders of our common stock, including any voting rights, unless and until they exercise their warrants.

Amendments. Each Warrant may be amended with the written consent of the holder of such Warrant and us.

Listing. There is no established public trading market for any of the Warrants, and we do not expect a market to develop. In addition, we do not intend to apply for listing of any of the Warrants on any national securities exchange.

Definitions Relating to the Warrants

“Fundamental Transaction” means (i) we, directly or indirectly, in one or more related transactions effect any merger or consolidation with or into another person, (ii) we, directly or indirectly, effect any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of our assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by us or another person) is completed pursuant to which holders of common stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding common stock, (iv) we, directly or indirectly, in one or more related transactions effect any reclassification, reorganization or recapitalization of our common stock or any compulsory share exchange pursuant to which our common stock is effectively converted into or exchanged for other securities, cash or property, or (v) we, directly or indirectly, in one or more related transactions consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another person or group of persons whereby such other person or group acquires more than 50% of the outstanding shares of our common stock (not including any shares of common stock held by the other person or other persons making or party to, or associated or affiliated with the other persons making or party to, such stock or share purchase agreement or other business combination).

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Convertible Debentures

As of        , 2025, we had the following convertible debentures outstanding:

	Original Principal	Capitalized Interest	Conversion Price		Base Interest Rate	Issuance Date	Maturity Date
July 2019 Senior Secured Convertible Debenture (“July 2019 Debenture”)	$3,800,000.00	$890,228.46	$1.1200		11%	7/17/2019	1/31/2027
April 2020 Senior Secured Convertible Debenture (“April 2020 Debenture”)	$750,000.00	$175,702.60	$2.0000		11%	4/20/2020	1/31/2027
September 2020 Senior Secured Convertible Debenture (“September 2020 Debenture”)	$750,000.00	$175,702.60	$2.2000		11%	9/4/2020	1/31/2027
January 2022 Senior Secured Convertible Debenture (“January 2022 Debenture”)	$3,000,000.00	$1,110,357.82	$10.5800		11%	1/13/2022	1/31/2027
January 2023 Senior Secured Convertible Debenture (“January 2023 Debenture”)	$2,000,000.00	$600,871.59	$5.7705		15%	1/19/2023	1/31/2027
July 2024 Senior Secured Convertible Debenture (“July 2024 Debenture”)	$1,000,000.00	$68,569.73	$5.5674	(1)	15%	7/25/2024	1/31/2027

(1) The July 2024 Debenture has a conversion price equal to the lower of (i) $5.5674 or (ii) 85% of the initial public offering price per share.

Upon the closing of this offering, the outstanding principal and capitalized interest under the July 2019 Debenture, April 2020 Debenture, and September 2020 Debenture will automatically convert into shares of our common stock at a conversion price equal to the lesser of (i) the respective conversion price of such debenture set forth in the table above or (ii) the initial public offering price per share. Assuming an initial public offering price of $            per share (which is the midpoint of the price range set forth on the cover page of this prospectus), the July 2019 Debenture, April 2020 Debenture, and September 2020 Debenture will convert into               shares of our common stock concurrently with the consummation of this offering.

Preemptive Rights

For so long as the Debentures are outstanding, the holders of the Debentures have the right to participate in future equity financings by the Company, subject to certain limitations. The holders of the Debentures have the right, in any future equity financing, to purchase an amount of securities equal to the greater of (i) such amount of such financing that allows the holder to maintain the same percentage ownership of the Company (on a fully diluted basis) as such holder owned immediately prior to such financing and (ii) the lesser of (A) $5 million and (B) 100% of the financing on the same terms, conditions and price provided for in the financing.

Debentures Remaining Outstanding after this Offering

We expect that the January 2022 Debenture and the January 2023 Debenture (collectively the “Debentures”) will remain outstanding following the completion of this offering. The material terms and provisions of the Debentures are summarized below. Except as indicated below, the Debentures have the same terms. This summary of the provisions of the Debentures is not complete and is qualified in its entirety by the form of each Debenture, which we will file as exhibits to the registration statement of which this prospectus is a part.

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General. The initial issuance date, maturity date, original principal, and base interest rate of each Debenture is set forth in the table above. Each Debenture accrues interest payable monthly on the first day of each calendar month. However, under the terms of the Debentures, the holders have allowed us to accrete accrued but unpaid interest to the principal amount under each Debenture. Under the January 2022 Debenture, the interest rate on such interest amounts accreted to principal is 14% annually. We cannot prepay any portion of the principal under each Debenture without the holder’s prior written consent.

No Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon any conversion of the Debentures. As to any fraction of a share which the holder would otherwise be entitled to receive upon such conversion, we may, at our election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the conversion price or round up to the next whole share.

Optional Conversion. Each Debenture is convertible, in whole or in part, at the option of the holder at any time and from time to time until the Debenture is no longer outstanding, at the conversion price set forth in the table above.

Failure to Timely Deliver Shares. If we fail to deliver to the holder any shares issuable upon conversion of the Debentures by the delivery date set forth in the Debenture, and if after such date the holder is required by its broker to purchase (in an open market transaction or otherwise) or the holder’s brokerage firm otherwise purchases, shares of common stock to deliver in satisfaction of a sale by the holder which the holder anticipated receiving upon such exercise, or a Buy-In, then we shall (A) pay in cash to the holder the amount, if any, by which (x) the holder’s total purchase price (including brokerage commissions, if any) for the shares of common stock so purchased exceeds (y) the amount obtained by multiplying (1) the number of shares that we were required to deliver to the holder in connection with the conversion at issue, times (2) the price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions), and (B) at the option of the holder, either reissue the debenture in a principal amount equal to the principal amount of the attempted conversion (in which case such conversion shall be deemed rescinded) or deliver to the holder the number of shares of common stock that would have been issued had we timely complied with our delivery obligations. In addition, if we fail to deliver to the holder any common stock pursuant to a conversion of a Debenture, we will be required to pay liquidated damages in the amount of $10 per trading day (increasing to $20 per trading day on the fifth trading day after such liquidated damages being to accrue) for each $1,000 of principal amount being converted but not delivered until such time the shares of common stock are delivered or the holder rescinds such conversion.

Adjustment for Stock Dividends, Splits and Reclassifications. The conversion price and the number of shares of common stock purchasable upon the conversion of the Debentures are subject to adjustment upon the occurrence of specific events, including stock dividends, stock splits, combinations, and reclassifications of our common stock.

Subsequent Equity Sales. In the event we sell or grant any option to purchase or sell or grant any right to reprice any common stock or common stock equivalents at an effective price per share below the conversion price of the Debentures, the conversion price will be reduced to the price per share in such dilutive issuance. If we enter into a variable rate transaction, the conversion price will be reduced to equal the lowest possible price at which securities may be issued in such transaction.

Dividends or Distributions. While the Debenture is outstanding, if we declare or make any dividend or other distribution of our assets (or rights to acquire our assets) to holders of shares of our common stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property, options, evidence of indebtedness or any other assets by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) at any time after the issuance of the Debentures, then, in each such case, the holder of the Debentures shall be entitled to participate in such distribution to the same extent that the holders would have participated therein if the holders had held the number of shares of common stock acquirable upon complete conversion of the Debentures (without regard to any limitations on conversion, including without limitation, the Beneficial Ownership Limitation (as defined in the respective Debenture)). However, to the extent that the holder’s right to participate in any such distribution would result in the holder exceeding the Beneficial Ownership Limitation, then the holder shall not be entitled to participate in such distribution to such extent, and the portion of such distribution exceeding the limitation will be held in abeyance for the benefit of the holder until such time as its right would not result in the holder exceeding the Beneficial Ownership Limitation.

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Purchase Rights. In addition, if we grant, issue or sell any shares of our common stock or securities exercisable for, exchangeable for or convertible into our common stock, or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of shares of our common stock, referred to as Purchase Rights, then the holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the holder could have acquired if the holder had held the number of shares of common stock acquirable upon complete conversion of the Debentures immediately before the record date, or, if no such record is taken, the date as of which the record holders of shares of common stock are to be determined, for the grant, issue or sale of such Purchase Rights. However, to the extent that the holder’s right to participate in any such Purchase Rights would result in the holder exceeding the Beneficial Ownership Limitation (as defined in the respective Debenture), then the holder shall not be entitled to participate in such Purchase Rights to such extent, and such excess Purchase Rights shall be held in abeyance for the holder until such time as its right thereto would not result in the holder exceeding the Beneficial Ownership Limitation.

Exercise Limitation. In general, the holder will not have the right to convert any portion of the Debentures if the holder (together with its Attribution Parties (as defined in each Debenture)) would beneficially own in excess of 4.99% of the number of shares of our common stock outstanding immediately after giving effect to the conversion, as such percentage ownership is determined in accordance with the terms of the debenture. However, the holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon notice to us, provided that any increase in this limitation will not be effective until 61 days after such notice from the holder to us.

Fundamental Transaction. If a Fundamental Transaction (as defined in each Debenture and described below) occurs, the holder will thereafter have the right to receive upon a conversion of the Debenture at any time after the consummation of the Fundamental Transaction while the Debenture is outstanding, the number of shares of common stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of shares of common stock into which the Debenture is convertible immediately prior to such Fundamental Transaction on the conversion of the Debenture. For purposes of any such conversion, the determination of the conversion price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of common stock in such Fundamental Transaction, and we shall apportion the exercise price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. Additionally, we will cause any successor entity to assume all of our obligations under the Debentures with the same effect as if such successor entity had been named in each Debenture itself. If holders of our common stock are given a choice as to the securities, cash or property to be received in a Fundamental Transaction, then the holder shall be given the same choice as to the consideration it receives upon any conversion of the Debentures, following such Fundamental Transaction.

Optional Redemption. We may, at any time, elect to redeem some or all of the then outstanding principal of the Debentures by paying an amount equal to 100% (or 110% with respect to the January 2022 Debenture) of the outstanding principal, plus all accrued but unpaid interest and any liquidated damages and other amounts due. In an optional redemption of the January 2022 Debenture, we would also be required to issue to the holder of the January 2022 Debenture a warrant to purchase a number of shares of common stock equal to 50% of the shares that would otherwise have been issuable upon conversion of the principal amount redeemed, with an exercise price equal to the conversion price and a term of seven years.

Negative Covenants and Events of Default. The Debentures include a number of negative covenants limiting our ability to engage in various transactions and take certain actions, including incurring additional indebtedness or liens, amending our organizational documents, repurchasing shares of common stock, repaying other indebtedness, paying cash dividends or distributions, holding assets outside of the U.S. above a certain value, creating or amending stock option plans, transferring any material intellectual property, or entering into certain transactions with an affiliate, and entering into agreements with respect to these actions. The Debentures also includes customary events of default relating to, among other things, payment defaults, breaches of covenants and representations, bankruptcy events, defaults under certain agreements, failure to maintain minimum liquidity, cash flow, and revenue amounts, failure to maintain the listing of our common stock on a trading market after our initial public offering, engaging in fundamental transactions, limiting capital expenditures under certain conditions, failure to transfer shares upon a conversion, and monetary judgements exceeding certain amounts. In an event of default, the outstanding principal and accrued interest shall become, at the holder’s election, immediately due and payable in cash at the default amount specified in each Debenture.

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Registration Rights

The securities purchase agreements pursuant to which our outstanding debentures were issued provide the holders of our outstanding debentures with certain “piggyback” registration rights with respect to any registration statement we file relating to an offering for our account or the account of others, other than on Form S-4 or Form S-8. Such rights allow the holders of the debentures to include the shares of common stock issuable upon conversion of the debentures, other than shares that are eligible for resale pursuant to Rule 144 of the Securities Act, in any such registration statement. Except for in the case of an underwritten offering, in which the number of shares to be included in the underwriting may be limited in the sole discretion of the Company and the underwriters. The holders are eligible to include in this offering, subject to the limitations described above, up to an aggregate of        shares of our common stock issuable upon conversion of the debentures, based upon an assumed initial public offering price of $         per share (which is the midpoint of the price range set forth on the cover page of this prospectus).

Anti-Takeover Provisions

Some provisions of the DGCL, our amended and restated certificate of incorporation, and our amended and restated bylaws expected to be in place prior to the consummation of this offering could have the effect of delaying, deferring or discouraging another person from acquiring control of us. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that provide for payment of a premium over the market price for our shares. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

●	before the stockholder became an interested stockholder, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction, which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans in some instances, but not the outstanding voting stock owned by the interested stockholder; or

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●	at or after the time the stockholder became an interested stockholder, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

●	not owned by the interested stockholder.

Section 203 generally defines a business combination to include:

●	any merger or consolidation involving the corporation or any direct or indirect majority-owned subsidiary of the corporation (a “Subsidiary”) and the interested stockholder;

●	subject to certain exceptions, any sale, transfer, lease, pledge, or other disposition involving the interested stockholder of 10% or more of the assets of the corporation or a Subsidiary;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation or a Subsidiary of any stock of the corporation or Such Subsidiary to the interested stockholder;

●	subject to certain exceptions, any transaction involving the corporation or a Subsidiary that has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series of the corporation or any such Subsidiary beneficially owned by the interested stockholder; and

●	subject to certain exceptions, any receipt by the interested stockholder of the benefit, directly or indirectly, of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation or any Subsidiary.

In general, Section 203 defines an interested stockholder as any person who, together with affiliates and associates, beneficially owns or, within three years prior to the determination of interested stockholder status, did beneficially own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision could have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that DGCL Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation in which we are a constituent entity. Pursuant to Section 262 of the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved upon such stockholder by operation of law.

Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective immediately prior to the completion of this offering, contain provisions that may have the effect of deterring, delaying, or preventing hostile takeovers, acquisition of us by means of a tender offer, acquisition of us by means of a proxy contest or otherwise, removal of our incumbent officers and directors, or changes to our corporate governance or other policies. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

●	Board of Directors Vacancies. Our amended and restated certificate of incorporation and the amended and restated bylaws will provide that our board of directors has the exclusive right to set the size of the board of directors, and any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of the board, may only be filled by the affirmative votes of a majority of the remaining members of the board of directors, although less than a quorum, or by a sole remaining director except as otherwise required by law and subject to any rights of the holders of any series of preferred stock to elect directors under specified circumstances. This system of electing and removing directors and filling vacancies may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

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●	Directors Removed Only for Cause. Our amended and restated certificate of incorporation will provide that, subject to any special rights of the holders of one or more outstanding series of preferred stock, stockholders may remove directors only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of the then-outstanding capital stock entitled to vote at an election of directors.

●	Classified Board of Directors. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors will be classified into three classes of directors. The existence of a classified board of directors could discourage a third party from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Board Composition and Election of Directors—Classified Board of Directors” for additional information.

●	Supermajority Requirements for Amendments of our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws. Our amended and restated certificate of incorporation will provide that, in addition to any vote required by applicable law or our amended and restated certificate of incorporation, any amendment, alteration, or repeal of certain provisions of our amended and restated certificate of incorporation, including provisions relating to the size of the board, removal of directors, filling vacancies on our board of directors, limitation of liability and the indemnification of our directors and officers, special meetings, actions by written consent, amendments to our amended and restated bylaws, cumulative voting, and choice of forum, shall require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of voting stock of our company entitled to vote generally in the election of directors, voting together as a single class. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the board of directors is expressly authorized to adopt, amend, alter, or repeal, in whole or in part, our bylaws without a stockholder vote. In addition, our amended and restated certificate of incorporation will provide that any adoption, amendment, alteration, or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of voting stock entitled to vote generally in the election of directors, voting together as a single class.

●	Stockholder Action; Special Meetings of Stockholders. Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent but may only take action at annual or special meetings of our stockholders, subject to the rights of the holders of any series of preferred stock. As a result, holders of our common stock would not be able to amend the amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with the amended and restated bylaws. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that. except as otherwise required by law and subject to the rights of the holders of any series of preferred stock, special meetings of our stockholders may be called at any time only by or pursuant to a resolution adopted by a majority of the board of directors, the Chief Executive Officer (or if there is no Chief Executive Officer, the President) or the Chairman of the board of directors. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers or changes in control of us or our management, and might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

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●	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be properly brought before a meeting of our stockholders, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws will allow the board of directors and the chairperson of a meeting of the stockholders to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also deter, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.

●	No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.

●	Issuance of Undesignated Preferred Stock. Following the offering, our board of directors will have the authority, without further action by the stockholders, to issue up to shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, contest or otherwise.

●	Choice of Forum. Our amended and restated certificate of incorporation will require, unless we consent in writing to the selection of an alternative forum, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware (or the federal district court for the District of Delaware if the Court of Chancery in the State of Delaware does not have jurisdiction). Our amended and restated certificate of incorporation will also require that the federal district courts of the U.S. will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Although we believe these provisions will benefit us by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against our directors and officers. These provisions would not apply to any suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the U.S. have exclusive jurisdiction. These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims or make such lawsuits more costly for stockholders, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

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Limitations on Liability and Indemnification Matters

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation which will become effective immediately prior to the completion of this offering, will include a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of the director’s duty of loyalty, any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, any authorization of dividends or stock redemptions or repurchases paid or made in violation of the DGCL, or for any transaction from which the director derived an improper personal benefit.

Our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will also provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

These provisions may be held not to be enforceable for violations of the federal securities laws of the U.S..

Transfer Agent and Registrar

Upon the completion of the offering, the transfer agent and registrar for our common stock will be Colonial Stock Transfer. The address for the transfer agent is 7840 S 700 E, Sandy, UT 84070.

Listing

We intend to apply to have our common stock approved for listing on the Nasdaq Capital Market under the trading symbol “FFLY.”

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common stock, and there can be no assurance that a significant public market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market (including securities convertible into or redeemable, exchangeable, or exercisable for shares of common stock) or the perception that such sales may occur or the availability of such shares for sale in the public market, after this offering could adversely affect the prevailing market price of our common stock. Furthermore, because all of our common stock outstanding prior to the completion of this offering (including securities convertible into or redeemable, exchangeable, or exercisable for shares of our common stock) will be subject to the contractual and legal restrictions on resale described below, the sale of a substantial amount of common stock in the public market after these restrictions lapse could materially adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline.

Based on shares of common stock outstanding as of December 31, 2024, and assuming the issuance of shares in this offering and the issuance of              shares of common stock upon the conversion of certain outstanding Debentures, upon the completion of this offering we will have outstanding a total of         shares of common stock.

All of the              shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined under Rule 144 of the Securities Act, including our directors, executive officers, and other affiliates, whose sales would be subject to the Rule 144 resale restrictions described below.

Generally, the balance of our outstanding shares of common stock, representing approximately             shares of common stock, will be deemed “restricted securities” within the meaning of Rule 144 under the Securities Act, subject to the limitations and restrictions that are described below. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. We expect that substantially all of these shares will be subject to the 180-day lock-up period under the lock-up agreements described below. Upon expiration of the lock-up period, these shares will be available for sale in the public market, subject in some cases, with respect to shares held by our affiliates, to applicable volume limitations under Rule 144.

In addition, shares of common stock that are reserved for future issuance under our existing equity compensation plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Lock-up Agreements

In connection with this offering, we, our directors, our executive officers, certain of our initial stockholders (the “Initial Stockholders”), and certain shareholders, have agreed, subject to certain exceptions, as detailed further in the section titled “Underwriting,” with the underwriters that for a period of 180 days after the date of this prospectus, not to (1) offer, sell, issue, pledge, contract to sell, contract to purchase, grant any option, right or warrant to purchase, lend, make any short sale or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any other securities so owned convertible into or exercisable or exchangeable for shares of common stock, (2) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of the shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of shares of common stock or such other securities, in cash or otherwise, or (3) file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, or publicly disclose the intention to take any such action. The representative of the underwriters has advised us that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. See “Underwriting”.

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After the lock-up agreements expire, based upon the number of shares of common stock outstanding as of December 31, 2024, up to an additional      shares of common stock will be eligible for sale in the public market. Approximately        % of these additional shares are beneficially held by directors, executive officers and their affiliates and will be subject to certain limitations of Rule 144 under the Securities Act.

Following the lock-up periods set forth in the agreements described above, and assuming that the representative of the underwriters does not release any parties from these agreements, substantially all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act, subject to the limitation discussed below.

Rule 144

In general, Rule 144 provides that once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, Rule 144 provides that our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described in this prospectus, within any three-month period, a number of shares of common stock that does not exceed the greater of:

●	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after completion of this offering; or

●	the average weekly trading volume in our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as in effect on the date of this prospectus, any of our employees, directors, officers, consultants, or advisors who purchased or purchases shares from us in reliance on Rule 701 in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act, or who purchase shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares 90 days after such effective date in reliance upon Rule 144. If such person is not an affiliate, such sale may be made under Rule 144 without compliance with the current public information, volume limitation, notice, or holding period requirements. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with the holding period requirement, but subject to the other Rule 144 restrictions described above.

Equity Incentive Plans

We intend to file registration statements on Form S-8 under the Securities Act after the closing of this offering to register our shares of common stock that are issuable pursuant to our 2016 Stock Plan and 2025 Stock Plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statements will be available for sale in the open market following their effective dates, subject to Rule 144 volume limitations and the lock-up arrangement described above, if applicable.

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of certain material U.S. federal income tax consequences to non-U.S. holders (as defined below) relating to the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local, or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions and published rulings, and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), all as in effect and available as of the date of this prospectus. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. Except as provided below, this summary does not address tax reporting requirements. This summary also does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis. We have not requested a legal opinion of legal counsel or ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who acquire our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a non-U.S. holder in light of such non-U.S. holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to non-U.S. holders subject to special rules under the U.S. federal income tax laws, including:

●	certain U.S. expatriates, former citizens or long-term residents of the U.S.;

●	partnerships or other pass-through entities (and investors therein);

●	“controlled foreign corporations” and shareholders thereof;

●	“passive foreign investment companies” and shareholders thereof;

●	corporations that accumulate earnings to avoid U.S. federal income tax and shareholders thereof;

●	corporations organized outside the U.S., any state thereof, or the District of Columbia that are nonetheless treated as U.S. persons for U.S. federal income tax purposes;

●	banks, financial institutions, investment funds, insurance companies, brokers, dealers, or traders in securities or currencies including, without limitation, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	tax-exempt organizations and governmental organizations;

●	tax-qualified retirement plans and pension plans;

●	persons who acquire our common stock through the exercise of an option or otherwise as compensation;

●	qualified foreign pension funds as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

●	persons subject to the alternative minimum tax;

●	real estate investment trusts or regulated investment companies;

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●	persons subject to special tax accounting rules;

●	persons that own or have owned, actually or constructively, more than 5% (by voting power or value) of our common stock, except to the extent specifically set forth below;

●	persons who have elected to mark securities to market; and

●	persons holding our common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction.

In addition, if an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships owning our common stock and the partners in such partnerships should consult their own tax advisors about the particular U.S. federal income tax consequences to them of acquiring, owning and disposing of our common stock.

Prospective investors should consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situation, as well as any tax consequences of the acquisition, ownership and disposition of our common stock arising under other U.S. federal tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Definition of Non-U.S. Holder

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

●	a citizen or individual resident of the U.S.;

●	a corporation created or organized under the laws of the U.S., any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock

As described in the section titled “Dividend Policy,” we have never paid or declared any cash dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. However, if we distribute cash or other property in respect of our common stock (other than certain pro rata distributions of our common stock), such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If the amount of a distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital that reduces the non-U.S. holder’s adjusted basis in such holder’s common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under “– Sale, Exchange or Other Taxable Disposition of Our Common Stock” below.

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Subject to the discussion below regarding effectively connected income, backup withholding and FATCA (as defined below), distributions treated as dividends on our common stock held by a non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable income tax treaty and the non-U.S. holder has provided the documentation required to claim benefits under such treaty. Generally, to claim the benefits of an income tax treaty, a non-U.S. holder will be required to provide a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable IRS Forms. In the case of any constructive distribution, it is possible that this tax would be withheld from any amount owed to the non-U.S. holder, including, but not limited to, distributions of cash, common stock or sales proceeds subsequently paid or credited to that holder. If we are unable to determine, at the time of payment of a distribution, whether the distribution will constitute a dividend, we may nonetheless withhold any U.S. federal income tax on the distribution as permitted by Treasury Regulations. If we are a USRPHC (as defined below) and we do not qualify for the Regularly Traded Exception (as defined below), distributions which constitute a return of capital will be subject to withholding tax unless an application for a withholding certificate is filed to reduce or eliminate such withholding.

If a non-U.S. holder holds our common stock in connection with the non-U.S. holder’s conduct of a trade or business within the U.S., and dividends paid on our common stock are effectively connected with such non-U.S. holder’s U.S. trade or business (and, if an applicable tax treaty so provides, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the U.S.), the dividends will not be subject to the 30% U.S. federal withholding tax (provided the non-U.S. holder has provided the appropriate documentation, generally an IRS Form W-8ECI, to the withholding agent), but the non-U.S. holder generally will be subject to U.S. federal income tax in respect of the dividend on a net income basis, and at graduated rates, in substantially the same manner as U.S. persons. Dividends received by a non-U.S. holder that is a corporation for U.S. federal income tax purposes and which are effectively connected with the conduct of a U.S. trade or business may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty).

A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund together with the required information with the IRS.

Sale, Exchange or Other Taxable Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock, unless:

●	the non-U.S. holder is a nonresident alien individual present in the U.S. for 183 days or more during the taxable year of the disposition, and certain other requirements are met;

●	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the U.S.; or

●	we are or become a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock, and our common stock is not regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs.

A non-U.S. holder described in the first bullet point above generally will be subject to tax at a gross rate of 30% on the amount by which such non-U.S. holder’s taxable capital gains allocable to U.S. sources, including gain from the sale or other disposition of our common stock, exceed capital losses allocable to U.S. sources, except as otherwise provided in an applicable income tax treaty.

If the gain is described in the second bullet point above, gain realized by the non-U.S. holder generally will be subject to U.S. federal income tax on a net income basis, and at graduated rates, in substantially the same manner as a U.S. person (except as provided by an applicable tax treaty). In addition, if such non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty) on such effectively connected gain, as adjusted for certain items.

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Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe we are not and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC. If we were to constitute a USRPHC at any time during the time period referred to in the third bullet point above, if our common stock is “regularly traded” on an “established securities market” (in each case, as defined by applicable Treasury Regulations) (the “Regularly Traded Exception”) during the calendar year in which a non-U.S. holder disposes of our common stock, the non-U.S. holder would not be subject to taxation on the gain on the disposition of our common stock under this rule unless the non-U.S. holder has, actually or constructively, owned more than 5% of our outstanding common stock at any time during the shorter of the five-year period ending on the date of the disposition of such common stock or the non-U.S. holder’s holding period for such common stock. No assurance can be given that our stock is or may be at any time in the future regularly traded on an established securities market. If gain on the sale or other taxable disposition of shares of our common stock by a non-U.S. holder is subject to U.S. federal income taxation by reason of us being a USRPHC at any time during the time period referred to in the third bullet point above, such non-U.S. holder generally would be subject to regular U.S. federal income tax with respect to such gain in the same manner as a taxable U.S. holder and would be required to file a U.S. federal income tax return for the taxable year in which such gain was recognized. In addition, the purchaser of our shares of common stock from a non-U.S. holder generally would be required to withhold and remit to the IRS 15% of the purchase price paid to such non-U.S. holder unless, at the time of such sale or other disposition, any class of our stock is regularly traded on an established securities market (as discussed above) or another exception to such withholding applies.

Non-U.S. holders should consult their own tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Backup withholding, currently at a rate of 24%, generally will not apply to dividends paid to a non-U.S. holder on, or to the gross proceeds paid to a non-U.S. holder from a disposition of, our common stock, provided that the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

We are required to report annually to the IRS the amount of any dividends paid to a non-U.S. holder, regardless of whether we actually withheld any tax. Copies of the information returns reporting such dividends and the amount withheld may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an income tax treaty or other agreement between the U.S. and the tax authorities in such country. In addition, proceeds from the disposition by a non-U.S. holder of our common stock that is transacted within the U.S. or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a U.S. person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Backup withholding is not an additional tax. The U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is timely furnished to the IRS.

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Withholding on Payment to Certain Foreign Accounts or Entities

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends paid to a non-U.S. holder on, or, subject to the proposed Treasury Regulations discussed below, gross proceeds from the disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial U.S. owners” (as defined in the Code) or furnishes identifying information regarding each substantial U.S. owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Department of Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Non-U.S. holders typically will be required to furnish certifications (generally on the applicable IRS Form W-8) or other documentation to provide the information required by FATCA or to establish compliance with or an exemption from withholding under FATCA. FATCA withholding may apply where payments are made through a non-U.S. intermediary that is not FATCA compliant, even where the non-U.S. holder satisfies the holder’s own FATCA obligations.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and subject to proposed Treasury Regulations described below, to payments of gross proceeds from the sale or other disposition of such stock. The U.S. Department of Treasury has released proposed Treasury Regulations (the preamble to which specifies that taxpayers may rely on them pending finalization) which would eliminate FATCA withholding on payments of gross proceeds from the sale or other disposition of our common stock. There can be no assurance that the proposed Treasury Regulations will be finalized in their present form.

The U.S. and a number of other jurisdictions have entered into intergovernmental agreements to facilitate the implementation of FATCA. Any applicable intergovernmental agreement may alter one or more of the FATCA information reporting and withholding requirements. Prospective investors should consult their own tax advisors regarding the potential application of withholding under FATCA to an investment in our common stock, including the applicability of any intergovernmental agreements.

THE FOREGOING DISCUSSION IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS OR UNDER ANY APPLICABLE INCOME TAX TREATY.

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UNDERWRITING

We intend to enter into an underwriting agreement with the several underwriters listed in the table below. Roth Capital Partners, LLC, or Roth Capital Partners, is the representative of the underwriters. We refer to the several underwriters listed in the table below as the “underwriters.” Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase from us,                    shares of our common stock. We intend to apply to list our common stock on the Nasdaq Capital Market under the symbol ‘‘FFLY.’’

Pursuant to the terms and subject to the conditions contained in the underwriting agreement, we have agreed to sell to the underwriters named below, and each underwriter severally has agreed to purchase from us, the respective number of shares of common stock set forth opposite its name below:

Underwriter	Number of Shares
Roth Capital Partners, LLC
Lake Street Capital Markets, LLC
Total

The underwriting agreement provides that the obligation of the underwriters to purchase the shares of common stock offered by this prospectus is subject to certain conditions. The underwriters are obligated to purchase all of the shares of common stock offered hereby if any of the shares are purchased.

We have granted the underwriters an option to buy up to an additional        shares of common stock from us at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any. The underwriters may exercise this option at any time, in whole or in part, during the 30-day period after the date of this prospectus; however, the underwriters may only exercise the option once.

Discounts, Commissions and Expenses

The underwriters propose to offer the shares of common stock purchased pursuant to the underwriting agreement to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $     per share. After this offering, the public offering price and concession may be changed by the underwriters. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

In connection with the sale of the common stock to be purchased by the underwriters, the underwriters will be deemed to have received compensation in the form of underwriting commissions and discounts. The underwriters’ commissions and discounts will be        % of the gross proceeds of this offering, or $        per share of common stock, based on the public offering price per share set forth on the cover page of this prospectus.

We have also agreed to reimburse Roth Capital Partners at closing for expenses, including legal expenses, incurred by it in connection with the offering up to a maximum of $500,000.

The following table shows the underwriting discounts and commissions payable to the underwriters by us in connection with this offering (assuming both the exercise and non-exercise of the over-allotment option to purchase additional shares of common stock we have granted to the underwriters):

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Public offering price	$	$
Underwriting discounts and commissions paid by us	$	$

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Indemnification

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters or such other indemnified parties may be required to make in respect of those liabilities.

Lock-Up Agreements

We have agreed not to (i) offer, pledge, issue, sell, contract to sell, purchase, contract to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of shares of common stock; or (iii) file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, without the prior written consent of Roth Capital Partners for a period of     days following the date of this prospectus (the “Lock-up Period”). This consent may be given at any time without public notice. These restrictions on future issuances are subject to exceptions for (i) the issuance of shares of our common stock sold in this offering, (ii) the issuance of shares of our common stock upon the exercise of outstanding options or warrants and the vesting of restricted stock awards or units, (iii) the issuance of employee stock options not exercisable during the Lock-up Period and the grant, redemption or forfeiture of restricted stock awards or restricted stock units pursuant to our equity incentive plans or as new employee inducement grants and (iv) the issuance of common stock or warrants to purchase common stock in connection with mergers or acquisitions of securities, businesses, property or other assets, joint ventures, strategic alliances, equipment leasing arrangements or debt financing.

In addition, each of our directors and executive officers will enter into a lock-up agreement with the underwriters. Under the lock-up agreements, the directors and executive officers may not, directly or indirectly, sell, offer to sell, contract to sell, or grant any option for the sale (including any short sale), grant any security interest in, pledge, hypothecate, hedge, establish an open “put equivalent position” (within the meaning of Rule 16a-1(h) under the Exchange Act), or otherwise dispose of, or enter into any transaction which is designed to or could be expected to result in the disposition of, any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, or publicly announce any intention to do any of the foregoing, without the prior written consent of Roth Capital Partners, for a period of           days from the closing date of this offering. This consent may be given at any time without public notice. These restrictions on future dispositions by our directors and executive officers are subject to exceptions for (i) one or more bona fide gift transfers of securities to immediate family members who agree to be bound by these restrictions and (ii) transfers of securities to one or more trusts for bona fide estate planning purposes. Each officer and director shall be immediately and automatically released from all restrictions and obligations under the lock up agreement in the event that he or she ceases to be a director or officer of our company and has no further reporting obligations under Section 16 of the Exchange Act.

Electronic Distribution

This prospectus may be made available in electronic format on websites or through other online services maintained by the underwriters or by their affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. Other than this prospectus in electronic format, the information on the underwriters’ websites or our website and any information contained in any other websites maintained by the underwriters or by us is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter, and should not be relied upon by investors.

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Price Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

●	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

●	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

●	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. A naked short position occurs if the underwriters sell more shares than could be covered by the over-allotment option. This position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our shares of common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transactions, if commenced, will not be discontinued without notice.

Offer restrictions outside the United States

Other than in the U.S., no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

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Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriter is not required to comply with the disclosure requirements of NI33-105 regarding underwriter conflicts of interest in connection with this offering.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

●	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●	to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

●	to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining our prior consent or any underwriter for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall require us to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

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France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to be distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2 and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with this offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, “CONSOB”) pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

●	to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

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●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

New Zealand

The shares of common stock offered hereby have not been offered or sold, and will not be offered or sold, directly or indirectly in New Zealand and no offering materials or advertisements have been or will be distributed in relation to any offer of shares in New Zealand, in each case other than:

●	to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money;

●	to persons who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public;

●	to persons who are each required to pay a minimum subscription price of at least NZ$500,000 for the shares before the allotment of those shares (disregarding any amounts payable, or paid, out of money lent by the issuer or any associated person of the issuer); or

●	in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or reenactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissào do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

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Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. We may not render services relating to the securities within the United Arab Emirates, including the receipt of applications and/or the allotment or redemption of such shares.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply us.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

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LEGAL MATTERS

The legality of shares of our common stock offered by this prospectus will be passed upon for us by Dorsey & Whitney LLP. K&L Gates LLP has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

The consolidated financial statements of FireFly Automatix, Inc. as of and December 31, 2024 and 2023 and for the years then ended included in this prospectus have been audited by Moss Adams LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a going concern uncertainty), which is included herein. Such consolidated financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On November 30, 2023, we dismissed Pinnacle Accountancy Group (“Pinnacle”) as our principal accounting firm. The dismissal of Pinnacle was approved by our board of directors. Pinnacle did not provide a report on our financial statements for either of the past two years.

During the Company’s two most recent fiscal years and the subsequent interim period through             , 2025, there were no disagreements between us and Pinnacle, nor were there any “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K).

We provided to Pinnacle a copy of the statements made above. Attached as Exhibit 16.1 to the registration statement of which this prospectus forms a part is a letter from Pinnacle to the Securities and Exchange Commission, dated March 27, 2025, stating that they agree with these statements.

On November 30, 2023, we engaged Moss Adams LLP (“Moss Adams”) to audit our consolidated financial statements as of and for the fiscal year ended December 31, 2023, in accordance with the standards of the Public Company Accounting Oversight Board. Moss Adams has also been engaged to audit our consolidated financial statements as of and for the fiscal year ended December 31, 2024. The engagement of Moss Adams was approved by our board of directors.

During the fiscal year ended December 31, 2023 and through the date of engagement, we did not consult with Moss Adams with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements as to which the Company received a written report or oral advice that was an important factor in reaching a decision on any accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement or a reportable event as defined in Items 304(a) of Regulation S-K.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. In this prospectus we refer to that registration statement, together with all amendments, exhibits and schedules to that registration statement, as “the registration statement.”

As is permitted by the rules and regulations of the SEC, this prospectus, which is part of the registration statement, omits some information, exhibits, schedules and undertakings set forth in the registration statement. For further information with respect to us, and the securities offered by this prospectus, please refer to the registration statement.

Following the declaration of effectiveness of the registration statement on Form S-1, of which this prospectus forms a part, we will be required to file current, quarterly and annual reports, proxy statements and other information without charge with the SEC. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. We also maintain a website at fireflyautomatix.com, at which, following the closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

90

FIREFLY AUTOMATIX, INC

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, and 2023

F-1

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

FireFly Automatix, Inc. and Subsidiary

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of FireFly Automatix, Inc. and Subsidiary (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, changes in stockholder’s deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and cash used in operation that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Moss Adams LLP

Denver, Colorado

April 23, 2025

We have served as the Company’s auditor since 2023.

F-2

FIREFLY AUTOMATIX, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 and 2023

(in thousands, except shares)

	2024	2023
ASSETS
Current assets:
Cash	$2,287	$2,689
Restricted cash	300	-
Accounts receivable, net	1,351	922
Inventory, net	8,566	7,993
Prepaid expenses	640	308
Total current assets	13,144	11,912

Property and equipment, net	1,972	1,788
Intangible assets, net	696	781
Right-of-use assets, operating leases	4,451	3,529
Right-of-use assets, finance leases	881	949
Other long-term assets	141	141
Total assets	$21,285	$19,100

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$5,245	$4,235
Customer deposits	1,103	2,542
Notes payable, current portion	302	360
Accrued and other current liabilities	2,352	1,686
Lease liability, operating leases	386	228
Lease liability, finance leases	154	94
Total current liabilities	9,542	9,145

Non-current liabilities:
Notes payable, net of current portion	427	383
Convertible debentures payable (at fair value)	38,176	33,018
Common stock purchase warrants liability	20,013	16,396
Lease liability, operating leases net of current portion	4,597	3,559
Lease liability, finance leases net of current portion	628	736
Other liabilities	3,640	3,902
Total liabilities	77,023	67,139

Commitments and contingencies (Note 18)	-	-

Stockholders’ deficit:
Common stock, $0.001 par value, 40 million shares authorized; 13,131,701 and 12,351,267 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively.	13	12
Additional paid-in capital	20,654	14,817
Accumulated losses	(76,405)	(62,868)
Total stockholders’ deficit	(55,738)	(48,039)

Total liabilities and stockholders’ deficit	$21,285	$19,100

The accompanying notes are an integral part of these consolidated financial statements.

F-3

FIREFLY AUTOMATIX, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2024 and 2023

(in thousands, except shares)

	2024	2023

Revenues, net	$42,477	$41,496
Cost of revenues	32,282	31,997
Gross profit	10,195	9,499

Operating expenses:
Selling, general and administrative	11,443	8,942
Research and development	4,293	4,939
Total operating expenses	15,736	13,881

Loss from operations	(5,541)	(4,382)

Other (expense) income:
Interest income	25	35
Interest expense	(235)	(383)
Change in fair value of convertible debentures	(4,158)	727
Change in fair value of warrant liability	(3,616)	(3,305)
Other income	10	-
Total other expense	(7,974)	(2,926)
Loss from operations before income taxes	(13,515)	(7,308)

Provision for income taxes	22	75
Net loss	(13,537)	(7,383)

Net loss per share attributable to common stockholders:
Basic	$(0.99)	$(0.57)
Diluted	$(0.99)	$(0.57)

Weighted average common shares:
Basic	13,699,300	13,031,044
Diluted	13,699,300	13,031,044

The accompanying notes are an integral part of these consolidated financial statements.

F-4

FIREFLY AUTOMATIX, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2024 and 2023

(in thousands)

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Losses	Deficit
Balance, December 31, 2022	12,074	$12	$12,099	$(55,485)	$(43,374)

Issuance of common stock for cash	272	0	1,550		1,550

Stock compensation	-	-	1,153		1,153

Exercised employee stock options	5	0	15		15

Net loss	-	-	-	(7,383)	(7,383)

Balance, December 31, 2023	12,351	$12	$14,817	$(62,868)	$(48,039)

Issuance of common stock for cash	780	1	4,491		4,492

Stock compensation	-	-	1,346		1,346

Net loss	-	-	-	(13,537)	(13,537)

Balance, December 31, 2024	13,131	$13	$20,654	$(76,405)	$(55,738)

The accompanying notes are an integral part of these consolidated financial statements.

F-5

FIREFLY AUTOMATIX, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024 and 2023

(in thousands)

	2024	2023
Cash flows from operating activities:
Net loss	$(13,537)	$(7,383)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of convertible debentures	4,158	(727)
Change in fair value of the common stock purchase warrant liability	3,616	3,305
Amortization of right-of-use asset	509	669
Depreciation and amortization	672	668
Stock compensation	1,346	1,153
Inventory write-down	24	1,296
Bad debt expense	20	6
Abandonment of patents	-	48
Changes in operating assets and liabilities:
Accounts receivable, net	(449)	599
Inventory, net	(698)	(688)
Prepaid expenses	(328)	(169)
Accounts payable	1,011	(2,200)
Customer deposits	(1,440)	481
Accrued and other current liabilities	666	(746)
Accrued employee retention credit refund	-	2,369
Lease liability	(395)	(461)
Net cash used in operating activities	(4,825)	(1,780)

Cash flows from investing activities:
Purchase of property and equipment	(465)	(126)
Purchase of intangible assets	(76)	(141)
Proceeds from disposition of assets	49	-
Net cash used in investing activities	(492)	(267)

Cash flows from financing activities:
Proceeds from convertible notes	1,000	1,985
Proceeds from notes payable	420	54
Repayment of notes payable	(433)	(432)
Proceeds from issuance of common stock	4,492	1,565
Other liabilities	(264)	377
Net cash provided by financing activities	5,215	3,549

Net change in Cash and Restricted cash	(102)	1,502

Cash and Restricted cash, beginning of period	2,689	1,187

Cash and Restricted cash, end of period	$2,587	$2,689

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$231	$1,593
Cash paid for taxes	$74	$32
ROU asset obtained in exchange for operating lease	$1,439	$3,691
ROU Asset obtained in exchange for finance leases	$104	$667
Fair values of warrants issued with convertible debentures	$2,987	$1,014

The accompanying notes are an integral part of these consolidated financial statements.

F-6

FIREFLY AUTOMATIX, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND NATURE OF OPERATIONS

Since its launch in January 2010, FireFly Automatix, Inc., a Delaware corporation (the “Company”, “FireFly”, “we” or “us”), is a technology leader in the turfgrass industry as a firm that designs, manufactures, sells and supports precision automated turf harvesters (“PATH”), autonomous mowers (“AMP”), aftermarket parts and service. FireFly has expanded its turfgrass expertise with operations in Europe, the Asia Pacific region, and South America.

FireFly began emerging as an AgTech innovator in late 2023 with its introduction of the Company’s autonomous mowing platform, which we began marketing and selling in 2024. This industrial, self-driving, autonomous electric mower is FireFly’s first solution specifically designed for the unique requirements of the golf course, sports field, government, real estate, and turfgrass industries. With AMP’s approach in what can be termed the autonomous electric vehicle (AEV) realm, FireFly is ideally situated to provide a unique mowing approach that is both environmentally sound and business friendly. As such, the AMP is FireFly’s first AEV offering that specifically targets the demanding needs of these new target markets noted above.

With a foundation of 14-plus years in business, FireFly is dedicated to becoming a global AgTech innovator, one determined to protect our position as the premier technology supplier to turfgrass producers worldwide, while also extending our impact into the broader opportunities outlined above.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company’s consolidated financial statements are prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of obligations in the normal course of business. Continuation as a going concern is dependent upon continued operations of the Company, which in turn is dependent upon the Company’s ability to meets its financial requirements, raise additional capital, and the success of its future operations.

Under the rules of ASC Subtopic 205-40 “Presentation of Financial Statements-Going Concern” (“ASC 205-40”), the Company is required to evaluate whether conditions and/or events raise substantial doubt about its ability to meet its future financial obligations as they become due within one year after the date that these consolidated financial statements are issued or available to be issued. This evaluation takes into account the Company’s current available cash and projected cash needs over the one-year evaluation period but may not consider things beyond its control.

The Company has experienced operating losses due primarily to research and development expense related to the design, testing, and manufacturing of the Company’s new AMPs, used cash from operations, and relied on the capital raised from friends, family and related parties and institutional financing to continue ongoing operations. We may or may not be able to raise additional capital or obtain additional institutional financing due to future economic conditions. In particular, the lending criteria are currently tightening in the United States, and we have experienced a decline in demand for our turf harvester products, due to continuing declines in the new housing market and higher interest rates. These factors, when considered in the aggregate, raise substantial doubt about the Company’s ability to continue as a going concern within one year of the date these consolidated financial statements are issued. In response to these conditions, the Company’s management has prepared the following financing plan:

Management considers the conditions outlined above as the most significant factors in raising substantial doubt about the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are available to be issued. Management’s mitigating plans include: (1) raising additional liquidity through an equity raise in the public capital markets or through friends and family, (2) evaluating operating expenses and developing a plan to reduce expenditures without negatively impacting current operations, (3) placing a strategic focus on increasing sales with prime precision automated turf harvester customers and selling our AMPs to private and public golf courses and sports field parks and (4) making strategic price increases on both our PATH machines and AMPs. No assurances can be given that we will be successful raising fund through an initial public offering or through friends and family and that we will be successful in reducing operating expenses or increasing the machine sales with increased prices.

Over the next twelve months, we expect to finance our operations with operating revenue from our operations, short-term debt financing, and the proceeds from this offering. Our significant projected cash commitments relate primarily to debt service and operating expenses. We anticipate the cash required to service our debt to be between $765 thousand to $1,175 thousand. This assumes (1) the interest on the convertible debentures will continue to be accreted to the debentures’ principal outstanding and not paid in cash, and (2) the debentures will be converted into shares of the Company’s commons stock at the respective maturities (January 2027).

F-7

In the event the projected results do not occur, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more product offerings and other strategic initiatives. Additionally, we would reduce the number of new hires planned in 2025, and implement cost reduction measures such as a reduction in headcount, reducing the planned sales, marketing, research and development expenses among other cost reduction measures.

In September 2022, the Company formed a FireFly Automatix, Limited as a wholly-owned subsidiary and incorporated in the United Kingdom. The Company anticipated opening a satellite office and a warehouse for replacement parts, which has not yet fully happened. The minimal operations are considered insignificant.

Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires management to use its judgment to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These assumptions and estimates could have a material effect on our consolidated financial statements. Actual results may differ materially from those estimates. We review our estimates on an ongoing basis based on information currently available, and changes in facts and circumstances may cause us to revise these estimates. The most significant estimates and assumptions included useful lives of property and equipment, collectability of our accounts receivable, inventory valuation and income taxes, including the valuation allowance for deferred tax assets and assessment of uncertain tax positions, the fair value of the convertible debentures and common stock purchase warrants.

Cash and Restricted Cash

Cash and restricted cash primarily consists of cash, demand and savings deposits which are highly liquid. In May 2024, the Company pledged a certificate of deposit to our bank; which in turn, issued a $300 thousand irrevocable standby letter in favor of a bank that was financing a machine purchase for one of our customers. The certificate of deposit matures on May 16, 2025, and has a 3.84% interest rate. The irrevocable standby letter of credit was released in March 2025, as the customer secured alternative financing from a different financial institution.

The following table summarizes the cash and restricted cash (in thousands):

	As of December 31,
	2024	2023
Cash	2,287	2,689
Restricted cash	300	-
Cash and restricted cash	$2,587	$2,689

Fair Value of Financial Instruments

The Company records the fair value of assets and liabilities in accordance with ASC 820. ASC 820 defines fair value as the price received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

In addition to defining fair value, ASC 820 prescribes the disclosure requirements around fair value and establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. The three broad levels of the fair value hierarchy are as follows:

Level 1 –	Quoted prices (unadjusted) in active markets for identical assets or liabilities,
Level 2 –	Quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly,
Level 3 –	Unobservable inputs for which little or no market data exists, therefore requiring a company to develop its own assumptions.

F-8

The carrying amounts of certain financial instruments, such as cash and cash equivalents, accounts receivable, inventory, prepaid expenses, accounts payable and customer deposits approximate fair value due to their relatively short maturities.

The following table summarizes the carrying amount and estimated fair value of the convertible debentures and the common stock purchase warrants (in thousands):

	As of December 31, 2024
	Carrying	Fair	Fair Value Measurements
	Value	Value	Level 1	Level 2	Level 3
11% debenture dated July 17, 2019	$25,439	$25,439	$-	$-	$25,439
11% debenture dated April 20, 2020	$2,740	$2,740	$-	$-	$2,740
11% debenture dated September 4, 2020	$2,477	$2,477	$-	$-	$2,477
11% debenture dated January 13, 2022	$3,671	$3,671	$-	$-	$3,671
15% debenture dated January 19, 2023	$2,674	$2,674	$-	$-	$2,674
15% debenture dated July 25, 2024	$1,175	$1,175	$-	$-	$1,175
Warrant dated July 17, 2019	$9,049	$9,049	$-	$-	$9,049
Warrant dated April 20, 2020	$1,298	$1,298	$-	$-	$1,298
Warrant dated September 4, 2020	$999	$999	$-	$-	$999
Warrant dated January 13, 2022	$3,062	$3,062	$-	$-	$3,062
Warrant dated January 19, 2023	$2,079	$2,079	$-	$-	$2,079
Warrant dated July 25, 2024	$3,526	$3,562	$-	$-	$3 562

	As of December 31, 2023
	Carrying	Fair	Fair Value Measurements
	Value	Value	Level 1	Level 2	Level 3
11% debenture dated July 17, 2019	$23,275	$23,275	$-	$-	$23,275
11% debenture dated April 20, 2020	$2,444	$2,444	$-	$-	$2,444
11% debenture dated September 4, 2020	$2,196	$2,196	$-	$-	$2,196
11% debenture dated January 13, 2022	$2,881	$2,881	$-	$-	$2,881
11% debenture dated January 19, 2023	$2,222	$2,222	$-	$-	$2,222
Warrant dated July 17, 2019	$8,995	$8,995	$-	$-	$8,995
Warrant dated April 20, 2020	$1,305	$1,305	$-	$-	$1,305
Warrant dated September 4, 2020	$1,008	$1,008	$-	$-	$1,008
Warrant dated January 13, 2022	$3,031	$3,031	$-	$-	$3,031
Warrant dated January 19, 2023	$2,057	$2,057	$-	$-	$2,057

The fair value of each convertible debenture and each common stock purchase warrant is comprised of a single financial liability in which the Company elected the fair value option under ASC 825, Financial Instruments (“ASC 825”), with changes in fair value recorded in gain/loss from changes in fair value in the consolidated statements of operations. The Company elected the fair value option due to its multiple conversions and redemption features required to be presented at fair value. The Company has also elected to not present interest expense separately from the changes in fair value of each convertible debenture measured at fair value.

The fair value of the convertible notes was determined using a straight debt plus call option methodology. This is a hybrid methodology which includes a discounted cash flow analysis to fair value the debt component of the note and a Black-Scholes option pricing method to determine the fair value of any upside in excess of principal and accrued interest that may be available to holders upon conversion. The fair value of the common stock purchase warrants was determined using the Black-Scholes pricing model and observable market inputs including, risk free interest rates, historical and implied average volatility of a comparable companies publicly traded on recognized stock exchanges, and expected term and conversion probability assumptions.

The valuation utilized significant Level 3 unobservable inputs, including implied yield, volatility, and risk-adjusted discount rate. Other significant assumptions include risk-free rate, principal value, historical and implied average volatility of a comparable companies publicly traded on recognized stock exchanges, maturity date and the various conversion features and prices per the agreement. These liabilities are measured at fair value on a recurring basis and have unobservable inputs and are therefore categorized as Level 3. Significant judgment is required in selecting the significant inputs and assumptions. Actual assumptions may differ from our current estimates and such differences could materially impact fair value of the convertible note.

Convertible debentures and common stock purchase warrants classified as liabilities are recorded on the Company’s consolidated balance sheets at their fair value on the date of issuance and are revalued on each subsequent balance sheet date until such instruments are exercised or expire. See Note 11 - Convertible Debentures and Note 12– Common Stock Purchase Warrants and for a summary of assumptions use in estimating the valuation.,

Receivables, net

We manage credit risk associated with our accounts receivables at the customer level. We believe the concentration of credit risk, with respect to our receivables, is limited because our customer base is comprised of a number of geographically diverse customers. We manage credit risk through credit approvals, based on prior purchasing history, pre-manufacturing deposits and payments collected before shipping, and other monitoring procedures. As of December 31, 2024 one customer represented 30% of the total account receivable balance. As of December 31, 2023 there were two customers representing 52% of the total account receivable balance.

Pursuant to Topic 326 for our accounts receivables, we maintain an allowance for credit losses that reflects our estimate of our expected credit losses. Our allowance is estimated using a loss rate model based on delinquency. The estimated loss rate is based on our historical experience with specific customers, our understanding of our current economic circumstances, reasonable and supportable forecasts, and our own judgment as to the likelihood of ultimate payment based upon available data. We believe our credit risk is somewhat mitigated by our geographically diverse customer base and our credit evaluation procedures. The actual rate of future credit losses, however, may not be similar to past experience. Our estimate of credit losses could change based on changing circumstances, including changes in the economy or in the particular circumstances of individual customers. Accordingly, we may be required to increase or decrease our allowance for credit losses. Based on management’s evaluation, the balance in the allowance for credit losses as Of December 31, 2024 and 2023 was $26 thousand and $6 thousand, respectively.

Advertising Expenses

The Company expenses advertising costs when incurred. Advertising costs include media placements, digital marketing, trade shows, promotional materials, and other marketing-related expenses. For the years ended December 31, 2024, and December 31, 2023, advertising expenses were $85 thousand and $72 thousand, respectively. These amounts are included in selling, general, and administrative expenses (SG&A) in the accompanying statements of operations.

F-9

Inventory

Our inventory consists of purchased and fabricated parts, work in process, completed and used machines. Completed machines are PATH machines or AMPs that are waiting to be shipped. Used machines are generally turf harvesters we have purchased on the open market or taken in as a trade in.

Both the purchased and the fabricated parts can be sold directly to customers through our parts department to repair and maintain their machines. Those same purchased and fabricated parts are also consumed in the manufacturing and assembly of our PATH machines and AMPs. The inventory is valued at the lower of historic cost or net realizable value; where net realizable value is considered to be the estimated selling price in the ordinary course of business, less reasonably predictable cost of completion, disposal and transportation. Historic inventory costs are calculated on a first-in-first-out basis or specific cost. The Company records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. The inventory write-down establishes a new cost basis for the individual inventoried items. For the years ending December 31, 2024 and 2023, the Company recorded inventory write-downs of $24 thousand and $1,296 thousand, respectively.

Employee Retention Credits

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (The “CARES Act”) was enacted to address the negative economic impact of the COVID-19 pandemic in the United States. The CARES Act included an Employee Retention Credit (“ERC”), a fully refundable tax credit for employers equal to fifty percent (50%) of qualified wages (including allocable qualified health plan expenses) that Eligible Employers pay their employees. The ERC applies to qualified wages paid after March 12, 2020, and before January 1, 2021.

In April 2021, the Company engaged a third party consultant to assist in determining eligibility, gathering applicable data, calculating potential credits, and preparing analyses for the Company to amend its previously filed Form 941s in 2020 and 2021. In 2022, the Company received total cash refunds from the Internal Revenue Service (the “IRS”) in the amount of $1,318 thousand which were applicable to the 2020 payroll periods. In 2023, the Company received total cash refunds in the amount of $2,370 thousand which were applicable to the 2021 payroll periods.

Subsequent to receiving the refunds, the IRS has been aggressively auditing ERC refunds, often disallowing them for noncompliance, and issuing additional guidance in some cases extending the statute of limitations for ERC audit periods. The current statute of limitations for our refund periods ranges from April 15, 2025 to April 15, 2027. The Company will continue to monitor the IRS published guidance and program changes. Included in other liabilities as of December 31, 2024 and 2023, is $3,645 thousand. See Note 10 – Accrued and Other Current Liabilities and Other Liabilities.

Property and Equipment, net

Our property and equipment are recorded at cost and depreciated using the straight-line over the estimated useful lives. Ordinary repair and maintenance costs are included in sales, general and administrative (“SG&A”) expenses in the statements of operations. However, expenditures for additions or improvements that significantly extend the useful life of the asset are capitalized in the period incurred. At the time assets are sold or disposed of, the cost and accumulated depreciation are removed from their respective accounts and the related gains or losses are reflected in the statements of operations in gains from sales of property and equipment, net.

We periodically evaluate the appropriateness of remaining depreciable lives assigned to property and equipment. Generally, we assign the following estimated useful lives to these categories:

Category	Estimated Useful Life
Software and computer equipment	3 to 5 years
Furniture and fixtures	5 to 7 years
Equipment	7 to 10 years
Leasehold improvements	6 to 11 years

F-10

Intangible Assets, net

The Company has developed technologies resulting in patents being granted by the U.S. Patent and Trademark Office or other regulatory offices. Legal costs associated with securing the patent are capitalized and amortized over the useful life beginning on the patent date. The following table details the information for patents (in thousands, except years):

	As of December 31,
	2024	2023
Weighted average remaining amortization period (in years)	14	14

Cost	1,250	1,174
Less accumulated amortization	(554)	(393)
Net intangible assets	$696	$781

Future amortization expense is as follows for the years ending December 31(in thousands):

2025	$24
2026	24
2027	23
2028	22
2029	22
Thereafter	581
Total	$696

Intangible asset amortization expense for the years ended December 31, 2024, and 2023, was $161 thousand and $59 thousand, respectively.

Impairment of Long-lived Assets

Our long-lived assets principally consist of property and equipment, patents and right-of-use assets. We review, on a regular basis, our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In reviewing for impairment, the carrying value of such assets is compared to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. If such cash flows are not sufficient to support the asset’s recorded value, an impairment charge is recognized to reduce the carrying value of the asset to its estimated fair value. The determination of future cash flows involves significant estimates and judgment on the part of management. Our estimates and assumptions may prove to be inaccurate due to factors such as changes in economic conditions, changes in our business prospects or other changing circumstances. Based on our most recently completed reviews, there were no indications of impairment associated with our long-lived assets.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred income taxes are provided for temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities and are tax-effected using enacted tax rates in effect for the year in which the temporary differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date.

The Company maintains valuation allowances where it is more likely than not that all or a portion of deferred tax assets will not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

The Company records uncertain tax positions on the basis of a two-step process whereby (1) the Company determines whether it is more-likely-than-not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Leases

Our lease portfolio is comprised of operating leases related to our warehouse and corporate headquarters and financing leases for delivery vehicles, trailers, equipment and machinery used in the manufacturing process.

We determine whether an arrangement is a lease at the inception of the arrangement based on the terms and conditions in the contract. A contract contains a lease if there is an identified asset, and we have the right to control the asset for a period of time in exchange for consideration. Lease arrangements can take several forms. Some arrangements are clearly within the scope of lease accounting, such as a real estate contract that provides an explicit contractual right to use a building for a specified period of time in exchange for consideration. However, the right to use an asset can also be conveyed through arrangements that are not leases in form, such as leases embedded within service and supply contracts. We analyze all arrangements with potential embedded leases to determine if an identified asset is present, if substantive substitution rights are present, and if the arrangement provides the customer control of the asset.

F-11

Operating and finance lease right-of-use (“ROU”) assets represent our right to use an individual asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating and finance lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As some of our leases do not provide the lessor’s implicit rate, we use our incremental borrowing rate (“IBR”) at the commencement date in determining the present value of lease payments by utilizing a fully collateralized rate for a fully amortizing loan with the same term as the lease.

Lease terms include options to extend the lease when it is reasonably certain those options will be exercised. For leases with terms greater than 12 months, we record the related asset and obligation at the present value of lease payments over the term. Our leases can include rental escalation clauses, renewal options and/or termination options that are factored into our determination of lease payments when such renewal options and/or termination options are reasonably certain of exercise.

A ROU asset is subject to the same impairment guidance as assets categorized as property and equipment. As such, any impairment loss on ROU assets is presented in the same manner as an impairment loss recognized on other long-lived assets.

A lease modification is a change to the terms and conditions of a contract that changes the scope or consideration of a lease. For example, a change to the terms and conditions to the contract that adds or terminates the right to use one or more underlying assets, or extends or shortens the contractual lease term, is a modification. Depending on facts and circumstances, a lease modification may be accounted for as either: (1) the original lease plus the lease of a separate asset(s) or (2) a modified lease. A lease will be remeasured if there are changes to the lease contract that do not give rise to a separate lease.

Net Loss Per Common Share

Our basic loss per share calculation is computed based on the weighted-average number of common shares outstanding. Included in the weighted-average number of common shares outstanding are the share equivalents for the warrants with an exercise price of $0.01 (1,157,714 common shares for 2024 and 873,138 common shares for 2023). See discussion of warrants at Note 10 – Common Stock Purchase Warrants. Potentially dilutive securities for this calculation may consist of in-the-money outstanding stock options, warrants (which were assumed to have been exercised at the average market price of the common shares during the reporting period) and shares assumed converted for the convertible debentures. The treasury stock method is used to measure the dilutive impact of potentially dilutive securities.

Potential dilutive shares are excluded from diluted loss per share when their effect is anti-dilutive. When there is a net loss for a period, all potentially dilutive shares are anti-dilutive and are excluded from the calculation of diluted loss per share for that period.

The following table sets forth the calculations of basic and diluted loss per common share (in thousands, except per share amounts):

	Years Ended December 31,
	2024	2023
Net loss	$(13,537)	$(7,383)

Basic weighted-average number of common shares outstanding	12,541,585	12,157,906
Add: Weighted-average common shares attributable to Warrants with a $0.01 exercise price	1,157,715	873,138
Add: Dilutive effect of other equity instruments	-	-
Diluted weighted-average shares outstanding	13,699,300	13,031,044
Loss per common share - basic	$(0.99)	$(0.57)
Loss per common share - diluted	$(0.99)	$(0.57)
Excluded from diluted weighted-average shares outstanding:
Antidilutive shares	13,701,262	12,432,989

F-12

Product Limited Warranty Liability

All of our products are covered by the FireFly Product Limited Warranty. Subject to certain limitations and exclusions, defects in material or workmanship are covered by a limited warranty for up two years or 1,500 hours, whichever is first, for our AMPs, and one year or 1,000 hours, whichever is later up to two years, for our PATH machines. We also repair or replace certain products or parts found to be defective under normal use and service with an item of equivalent value during the warranty period. Our warranty program is integrated seamlessly into our digital ecosystem for any maintenance or repairs needed. We quantify and record an estimate for warranty-related costs based on our actual historical claims experience and current repair costs. We adjust accruals as warranty claims data and historical experience warrant. Estimated costs of product warranties are recognized at the time of the sale. Warranty expense for parts and labor is reported as part of Product Support and Repair Expenses. The Company has accrued $424 thousand and $430 thousand as of December 31, 2024 and 2023, respectively, for future warranty work.

Research and Development including Accounting for Software Development Costs

Activities that qualify as research and development under ASC 730, Research and Development (“ASC 730”) include: (i) laboratory research aimed at discovery of new knowledge; (ii) searching for applications of new research findings or other knowledge; (iii) conceptual formulation and design of possible product or process alternatives; (iv) testing in search for or evaluation of product or process alternatives; (v) modification of the formulation or design of a product or process: (vi) design, construction, and testing of preproduction prototypes and models; (vii) design of tools, jigs, molds, and dies involving new technology; (viii) design, construction, and operation of product that is not of a scale economically feasible to the entity for commercial production; (ix) engineering activity required to advance the design of a product to the point that it meets specific functional and economic requirements and is ready for manufacture; and (x) design and development of tools used to facilitate research and development or components of a product or process that are undergoing research and development activities. Costs related to research and development activities by the Company are expensed as incurred.

The Company accounts for autonomous mower software development costs in accordance with ASC 985-20, Software to Be Sold, Leased, or Marketed, as applicable. Software development costs are expensed as incurred until technological feasibility is established. We define technologically feasible as the creation of a working model which occurred late in the autonomous mower’ life cycle. Once feasibility is determined, subsequent development costs are capitalized until the product is available for sale. These costs, if any, are amortized over the estimated economic life of the product, generally three to five years, using the greater of the ratio of current to future revenue or the straight-line method.

Revenue Recognition

We recognize revenue in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) standards - Topic 606 “Revenue from Contracts with Customers” (“Topic 606”). When entering into contracts with our customers, we review the following five steps of Topic 606:

i.	Identify the contract with the customer.
ii.	Identify the performance obligation.
iii.	Determine the transaction price.
iv.	Allocate the transaction price to the performance obligation.
v.	Evaluate the satisfaction of the performance obligation.

We account for contracts with our customers, when we have approval and commitment from both parties, the rights of the parties are identified, payment terms are established, the contract has commercial substance and collectability of consideration is probable.

Under Topic 606, we recognize revenue only when we satisfy a performance obligation by transferring a promised good or service to our customer. A good or service is considered transferred when the customer obtains control. The standard defines control as an entity’s ability to direct the use of, and obtain substantially all of the remaining benefits from, an asset. We recognize revenue once control has passed to the customer. The following indicators are evaluated in determining when control has passed to the customer:

i.	We have a right to a payment for the product or service.
ii.	The customer has legal title to the product.
iii.	We have transferred physical possession of the product to the customer.
iv.	The customer has the risk and rewards of ownership of the product.
v.	The customer has accepted the product.

F-13

Revenue Recognition for Machines. The Company manufactures and sells PATH machines, AMPs, and used machines (“Machines”). Revenues from the machine sales are recognized with the selling price to the customer recorded as revenues and the acquisition cost of the product recorded as cost of revenues. We recognize revenue from these transactions when control has passed to the customer and the performance obligations have been satisfied. For PATH machines, AMPs and used machines, control is considered to have passed at the time of shipping (FOB Shipping).

Revenue Recognition for Parts. The Company sells aftermarket and fabricated parts to support the growing population of Machines currently in operation world-wide. Revenues from the parts sales are recognized with the selling price to the customer recorded as revenues and the acquisition or fabricated cost of the product recorded as cost of revenues. We recognize revenue from these transactions when control has passed to the customer and the performance obligations have been satisfied. For parts, control is considered to have passed at the time of shipping (FOB Shipping) or at the time of delivery if used by the service technicians in performing the service activities (see below).

Revenue Recognition for Shipping. We are generally responsible shipping Machines (new and used) and parts sales. For machines (new and used), we can either deliver the machines using our employees or we contract with a third-party freight forwarder on behalf of our customers. We typically arrange the shipping of part sales usually via FedEx, UPS or depending on the size of the part, through a third-party freight forwarder. We recognize shipping revenue when control has passed to the customer and the performance obligations have been satisfied. Control is considered to have passed at the time the Machines or parts leave our facility (i.e., FOB Shipping), except for when we deliver the Machines. When we deliver the Machines, control is considered to have passed to the customer when the customer accepts the machine at their location.

Revenue Recognition for Service. The Company, through a team of trained technicians, provides services support the growing population of Machines. Revenues from service activities are recognized with the selling price to the customer recorded as revenues and the cost of the service (labor and/or parts) recorded as cost of revenues. We recognize revenue from these transactions when control has passed to the customer and the performance obligations have been satisfied. For service activities, control is considered to have passed at the time the technician has completed the contracted work.

Revenue Recognition for Software Subscriptions. Each of our precision automated turf harvester is accompanied with a software license. In addition to the software license, each AMP also requires an annual software subscription agreement which provides for annual software upgrades among other things. things. For the software license, Control is considered to have passed to the customer when the software license has been delivered and accepted by the customer and the performance obligations have been satisfied. The software license is included in the price of the precision automated turf harvester. Software subscription revenues are billed in advance and revenue is recognized over the subscription period (generally 12 months). Control is considered to pass to the customer and the performance obligation is considered satisfied with the passage of time. Amounts collected in advance for software subscriptions are recorded as contract labilities in the balance sheet and recognized as revenue ratably over the contractual service period. Included in Accrued and other current liabilities is $76 thousand and $9 thousand as of December 31, 2024 and 2023, respectively. See Note 10 - Accrued and other current liabilities and other liabilities.

Sales Taxes

The Company accrues sales taxes based on determination of which of its products/services are subject to sales tax, and in which states and jurisdictions the tax applies. Sales tax is not included in the sales price/revenue. Further, the Company must determine which of its customers are exempt from the Company charging sales tax because the customer is a reseller or self-assesses and direct pays to states and other jurisdictions on purchases the customer makes from the Company. These determinations contain estimates and are subject to judgment and interpretation by the Company and respective taxing authorities in various states and other jurisdictions, which could result in recognizing materially different amounts in future periods. Periodically, the Company is subject to individual state sales tax audits.

Included in accrued and other current liabilities as of December 31, 2024 and 2023, is $876 thousand and $583 thousand, respectively, of accrued sales taxes payable.

Segment Reporting

In accordance with ASC 280 – “Segment Reporting” Topic of the ASC, the Company’s Chief Executive Officer (“CEO”) has been identified as the chief operating decision maker (“CODM”). The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating the Company’s financial performance.

Existing guidance, which is based on a management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report annually entity-wide disclosures about products and services, major customers, and the countries in which the entity holds material assets and reports revenue. The Company has determined that it operates as a single reportable segment under the guidance of ASC 280, Segment Reporting. This conclusion is based on the fact that all material operations share a common customer base, as well as similar economic characteristics, and are aligned in the nature of products and services, and procurement, manufacturing, and distribution processes.

F-14

Stock-Based Compensation

The Company maintains an employee stock-based compensation plan, which is described more fully in Note 14, Stock Based Compensation. Stock-based compensation represents the cost related to stock-based awards granted to employees and directors. The Company measures stock-based compensation cost at grant-date, based on the fair value of the award, and recognizes the cost as expense on a straight-line basis over the option’s requisite service period. Forfeitures are recognized as they occur.

The fair value of common stock options granted is estimated on the date of issuance using the Black-Scholes option pricing model, which requires the input of subjective assumptions, including the expected term of the options, expected stock price volatility, and expected dividends. Expected volatilities used in the valuation model are based on the average volatility of the comparable companies publicly traded on recognized stock exchanges. The risk-free rate for the expected term of the option is based on the United States Treasury yield curve in effect at the time of grant.

The Company estimates the fair value of stock-based awards using a Black-Scholes valuation model. Stock-based compensation expense is recorded in cost of revenue, research and development expense and selling, general and administrative expenses in the statements of operations based on the employees’ respective function.

Customer Deposits

At the time we accept a machine order from a customer, a cash deposit is required prior to beginning manufacturing. The deposit is generally ten percent of the contract price. When the machine is completed and invoiced, the deposit is applied to the invoice amount.

Concentration of Credit and Supplier Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash deposits and trade accounts receivable. Credit risk can be negatively impacted by adverse changes in the economy or by disruptions in the credit markets.

The Company maintains its cash in bank deposit accounts which, at times, may exceed the Federal Deposit Insurance Corporation (“FDIC”) limits. If a financial institution were unable to perform its obligations, the Company would be at risk regarding the amounts in excess of the FDIC limits. As of December 31, 2024 and 2023, the amount in excess of federally insured limits was $1,674 thousand and $1,917 thousand million, respectively

We maintain our cash deposits with established commercial banks. We have not experienced any losses in such accounts and do not believe that we are exposed to any significant credit risk associated with our cash deposits.

We believe that credit risk with respect to trade accounts receivable is somewhat mitigated by our large number of geographically diverse customers and our credit evaluation procedures. We record trade accounts receivables at sales value and establish specific reserves for certain customer accounts identified as known collection problems due to insolvency, disputes or other collection issues. The amounts of the specific reserves estimated by management are determined by a loss rate model based on delinquency. We maintain reserves for potential losses. For each of the years ended December 31, 2024, and 2023, no one customer accounted for more than 10% of our revenues.

The Company issues purchase orders based on quoted prices and terms with suppliers. During the year ended December 31, 2024, and 2023, no one supplier accounted for more than 10% of our purchases.

401(k) Retirement Plan

The Company offers employees a 401(k) retirement plan in partnership with and through Silicone Valley Commons 401(k) Plan (“Plan”). Employees are eligible to participate and make contributions on the first or any month after one month of service has been completed. Employees can make traditional (pre-tax) and /or Roth (after-tax) contribution to the Plan. An employee may make a contribution ranging from 1% to 100% of compensation by payroll deduction, up to the annual IRS contribution limit. The Plan allows for discretionary employer contributions. The Company has not made any discretionary contributions in 2024 and 2023. Employee contributions are 100% vested immediately. Employees may withdraw money for their account upon reaching the age of 59 ½ or older, death or disability, or separation from employment.

Recent Accounting Pronouncements

Recently Adopted

In 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands the segment reporting disclosures and requires disclosure of segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss, amounts and description of its composition for other segment items, and interim disclosure of a reportable segment’s profit or loss and assets. Additionally, the amendments require the disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing performance and deciding how to allocate resources. The new standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, on a retrospective basis. Early adoption is permitted. The Company adopted ASU 2023-07 during the year ended December 31, 2024. See Note 15 - Segments for further detail.

F-15

Not Yet Adopted

In December 2023, the FASB issued Accounting Standards Update 2023-09 - Income Taxes (Topic ASC 740) Income Taxes. The ASU improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments in ASU 2023-09 will become effective with our December 31, 2026, consolidated financial statements. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance.

In March 2024, the FASB issued ASU 2024-02” Codification Improvements-Amendments to Remove References to the Concepts Statements”, which removes various references to concepts statements from the FASB Accounting Standards Codification. This ASU is effective for the Company beginning in the first quarter of fiscal year 2026, with early adoption permitted. The Company expects the new guidance will have an immaterial impact on its consolidated financial statements and intends to adopt the guidance when it becomes effective in the first quarter of fiscal year 2026.

In March 2024, the FASB issued ASU 2024-01, Compensation-Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards. This update clarifies the scope of “Profit Interest” and similar awards and adds an illustrative example to the existing ASC 718 standard that includes four fact patterns to demonstrate how an entity should apply the scope guidance in paragraph 718-10-15-3 to determine whether a profits interest award should be accounted for in accordance with Topic 718. The amendments in this ASU are effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted for interim and annual financial statements not yet issued or made available for issuance. The amendments in this ASU should be applied either (1) retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or (2) modified on or after the date at which the entity first applies the amendments. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements and disclosures.

In November 2024, the Financial Account Standards Board (FASB), issued Accounting Standards Update (ASU) 2024-04, Debt-Debt with Conversions and Other Option. ASU 2024-04 is intended to clarify requirements for determining whether certain settlements of convertible debt instruments, including convertible debt instruments with cash conversion features or convertible debt instruments that are not currently convertible, should be accounted for as an induced conversion. This ASU is effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the potential impact of this guidance on its disclosures.

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued Accounting Standards Update No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for us for our annual reporting for fiscal 2028 and for interim period reporting beginning in fiscal 2029 on a prospective basis. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements and disclosures.

3.	RECEIVABLES, NET

Receivable and allowance for credit losses consisted of the following as of December 31 (in thousands):

	2024	2023
Trade accounts receivable	$1,377	$928
Less allowance for credit losses	(26)	(6)
Total accounts receivable, net	$1,351	$922

Accounts receivable as of December 31, 2024, and 2023 are primarily made up of trade receivables due from customers in the ordinary course of business. One customer accounted for 52% of the balance of accounts receivable as of December 31, 2024, and three customers accounted for more than 70% of the accounts receivable balance as of December 31, 2023. The balance was collected in January 2025. The accounts receivable balance as of January 1, 2023, was $1,527 thousand.

4.	INVENTORY

The following summarizes inventory as of December 31 (in thousands):

	2024	2023
Purchased and fabricated parts	$6,252	$5,354
Work in process	1,285	609
Completed machines	164	497
Used machines	865	1,533
Total inventory	$8,566	$7,993

5.	PROPERTY AND EQUIPMENT, NET

The following summarizes property and equipment as of December 31 (in thousands):

	2024	2023
Machinery equipment	$3,039	$2,630
Vehicles	1,143	1,078
Furniture and fixtures	26	26
Computer equipment	291	276
Leasehold improvement	308	308
	4,807	4,318
Less accumulated depreciation	(2,835)	(2,530)
Total Property and equipment, net	$1,972	$1,788

Property and equipment depreciation expense for the years ended December 31, 2024, and 2023, was $511 thousand and $609 thousand, respectively.

6.	REVENUES

Revenue is recognized when control of the promised good or service is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. We recognize revenue at a point in time, except for the software subscription revenue, which is recognized over time, as the performance obligation is satisfied when a customer obtains control of the product upon title transfer and not as the machines or replacement parts are manufactured.

F-16

The following table provides information about disaggregated revenue based on the preceding categories (in thousands):

	2024	2023
Machines	$31,589	$32,465
Parts	8,358	6,922
Shipping	1,817	1,606
Service	652	475
Software subscription	51	21
Other	10	7
Total revenues	$42,477	$41,496

Our contract balances include deferred revenue and our liability for product warranty services. We do not have contract assets. We have not identified any material costs incurred associated with our revenue channels above which would meet the criteria to be capitalized, therefore, these costs are expensed as incurred.

The following table presents the contract liabilities recorded on the balance sheet as of December 3, 2024 and 2023 (in thousands):

	Balance Sheet Classification	2024	2023
Limited product warranty liability	Accrued and other current liabilities	$424	430
Deferred revenue – software subscriptions	Accrued and other current liabilities	76	9

During the years ended December 31, 2024 and 2023, we recognized $51 thousand and $9 thousand, respectively, of revenue related to amounts that were previously included in deferred revenue at the beginning of the period. Deferred revenue fluctuates over time due to changes in the timing of payments received from customers and revenue recognized for services provided.

7.	CUSTOMER DEPOSITS

Customer deposits are advance payments from customers prior to manufacturing and shipping the product. The prepayment amounts and timing vary depending on the product to be manufactured and delivery location. Customer deposits are included in current liabilities until the balance is applied to an order at the time of invoicing.

	2024	2023
Beginning balance	$2,542	$2,061
Less amounts recognized during the year	(30,010)	(32,916)
New deposits during the year	28,571	33,397
Total customer deposits	$1,103	$2,542

8.	NOTES PAYABLE

Notes payable consisted of borrowings for manufacturing equipment and delivery trucks and trailers. The following table summarizes the notes payable as of the following as of December 31 (in thousands):

	2024	2023
Note payable – US Bank	$235	394
Note payable - Ford	374	231
Note payable - Other	120	118
	729	743
Less current portion	(302)	(360)
Long-term portion	$427	383

Future maturities of notes payable are as follows for the years ending December 31(in thousands):

2025	$302
2026	184
2027	93
2028	82
2029	68
Total	$729

F-17

9.	LEASES

Lease activity for the years ended December 31, 2024 and December 31, 2023 were as follows (in thousands):

	Operating Lease	Finance Leases
As of December 31, 2022	$435	$284
Amortization	(339)	(122)
Additional lease	3,691	668
As of December 31, 2023	$3,787	$830
Amortization	(243)	(152)
New lease	1,439	104
As of December 31, 2024	$4,983	$782

Maturities of lease liabilities are as follows (in thousands):

Year ending December 31,	Operating Lease Liability	Finance Lease Liability	Total Lease Liabilities
2025	1,132	223	1,355
2026	1,172	223	1,395
2027	1,213	212	1,425
2028	1,255	125	1,380
2029	1,299	107	1,406
Thereafter	1,807	66	1,873
Total undiscounted cash flows	7,878	956	8,834
Less present value discount	(2,895)	(174)	(3,069)
Total lease liabilities	4,983	782	5,765

Additional information related to leases is presented as follows:

December 31, 2024	Operating Lease	Finance Leases
Weighted average of remaining lease term	6.3 years	7.7 years
Weighted average discount rate	15.0%	11.1%

December 31, 2023	Operating Lease	Finance Leases
Weighted average of remaining lease term	7.3 years	7.1 years
Weighted average discount rate	15.0%	8.0%

Operating Lease

In January 2024, we extended our existing lease on a building in Salt Lake City, Utah. The base monthly lease payment through December 2024 was $65 thousand, $67 thousand through December 2025, $70 thousand through December 2026, $72 thousand through December 2027, $75 thousand through December 2028 and $77 thousand through December 2029, $80 thousand through December 2030, and $83 thousand through April 2031. As of December 31, 2024, we had 76 months remaining on the lease.

In January 2024, we expanded our existing lease on a building in Salt Lake City, Utah. The base monthly lease payment through December 2024 was $26 thousand, $27 thousand through December 2025, $28 thousand through December 2026, $29 thousand through December 2027, $30 thousand through December 2028 and $31 thousand through December 2029, $32 thousand through December 2030, and $33 thousand through April 2031. As of December 31, 2024, we had 76 months remaining on the lease.

We utilized our incremental borrowing rate in determining the present value of lease payments unless the implicit rate is readily determinable. For 2024 and 2023, we used an estimated incremental borrowing rate of 15% and 11% respectively, to determine the present value of the lease liability.

As of December 31,2024 and 2023, the accumulated depreciation for the right of use asset was $2,165 thousand and $1,804 thousand.

Finance Leases

The Company enters into finance leases arrangements for manufacturing equipment and certain delivery equipment. The term of the finance leases is typically 60 – 78 month terms with monthly payments. We utilized our incremental borrowing rate in determining the present value of lease payments unless the implicit rate is readily determinable. For the new finance leases in 2024, we used the implicit interest rate of 14% to 16% and 2023 finance leases we used the implicit interest rate of 8.5% to 10.5%., to determine the present value of the lease liability.

As of December 31, 2024 and 2023, the accumulated depreciation for the right of use asset was $559 thousand and $434 thousand, respectively

Expenses associated with short term leases were $1,128 thousand and $896 thousand for the years ended December 31, 2024 and December 31, 2023, respectively

10.	ACCRUED AND OTHER CURRENT LIABILITIES and OTHER LIABILITIES

Accrued and other current liabilities and other liabilities consisted of the following as of December 31, 2024 and 2023 (in thousands):

	2024	2023
Employee retention credit (“ERC”) refund	$3,645	$3,645
Accrued payroll	444	225
Sales tax payable	876	583
Limited product warranty liability	424	430
Deferred software subscription fees	76	9
Other	527	696
	5,992	5,588
Less current portion	(2,352)	(1,686)
Total accrued and other current liabilities and other liabilities, net	$3,640	$3,902

F-18

11.	CONVERTIBLE DEBENTURES

From July 2019 through July 2024, the Company issued six Secured Convertible Debentures (the “Debenture(s)”) to certain funds (the “Funds”) managed by ATW Partners (the “Holders”). The Debentures are secured (via certain security agreements) by security interests in certain property of the Company. Simultaneously with the execution of each Debenture, the Company issued Common Stock Purchase Warrants (the “Warrants”) with each Holder. See Note 12 – Common Stock Purchase Warrants. The significant terms of each Debenture are summarized in the following table (in thousands except shares and conversion price):

Origination date	July 17, 2019	April 20, 2020	September 4, 2020	January 13, 2022	January 19, 2023	July 25, 2024
Origination amount	$3,800	$750	$750	$3,000	$2,000	$1,000
Origination fees	$40	$30	$20	$15	$15	-
Cash proceeds	$3,760	$720	$730	$2,985	$1,985	$1,000
Interest Rate	Cash pay at 11.00%; accreted at 14.00%	Cash pay at 11.00%; accreted at 14.00%	Cash pay at 11.00%; accreted at 14.00%	Cash pay at 11.00%; accreted at 14.00%	Cash pay at 15.00%; accreted at 15.00%	Cash pay at 15.00%; accreted at 15.00%

Maturity date	January 31, 2027	January 31, 2027	January 31, 2027	January 31, 2027	January 31, 2027	January 31, 2027
Premium	$95	$38	$38	$75	$75	$38
Original Shares (upon conversion)	3,392,857	375,000	340,909	283,554	346,620	179,617
Conversion Price	$1.12	$2.00	$2.20	$10.58	$5.77	$5.57	(i)

(i)	The conversion price is equal to the lower of (i) $5.5674 or (ii) 85% of the initial public offering price per share.

Any outstanding principal is due at maturity. Interest is payable on the Debentures issued on July 17, 2019, April 20, 2020 and September 4, 2020 quarterly on January 1, April 1, July 1, and October 1. Interest is payable on the Debentures issued on January 13, 2022, January 19, 2023 and July 25, 2024 on the first day of each calendar month. The applicable interest may be paid in cash or may be accreted to the principal amount of each Debenture at the election of the Company prior to certain dates, or at the option of the respective Holder thereafter. The respective Holders have elected to allow the Company to accrete the applicable interest.

The fair value of each convertible debenture is comprised of a single financial liability in which the Company elected the fair value option under ASC 825, Financial Instruments (“ASC 825”), with changes in fair value recorded in gain/loss from changes in fair value in the consolidated statements of operations. The Company elected the fair value option due its multiple conversions and redemption features required to be presented at fair value. The Company has also elected to not present interest expense separately from the changes in fair value of each convertible debenture measured at fair value.

Following is a summary of the change in fair value by debenture (in thousands) and shares of common stock issuable upon conversion:

Fair Value

Debenture Issue Date	July 17, 2019	April 20, 2020	September 4, 2020	January 13, 2022	January 19, 2023	July 25, 2024	TOTAL
Balance January 1, 2023	$23,802	$2,285	$2,227	$3,431	-	-	$31,745
Debenture Issuance	-	-	-	-	2,000	-	2,000
Change in Fair Value	(527)	159	(31)	(550)	222	-	(727)
Balance December 31, 2023	23,275	2,444	2,196	2,881	2,222	-	33,018
Debenture Issuance	-	-	-	-	-	1,000	1,000
Change in Fair Value	2,164	296	281	790	452	175	4,158
Balance December 31, 2024	$25,439	$2,740	$2,477	$3,671	$2,674	$1,175	$38,176

On July 25, 2024 and January 19, 2023, the Company issued $1,000 thousand and $2,000 thousand in convertible debentures, respectively. At the time of issuance, the Company recorded the convertible debentures at their individual fair values, which was determined to equal the principal amount. The Company has elected to record the accreted interest in the change of fair value. For the years ending December 31, 2024 and 2023, the Company recorded $1,833 thousand and $1,083 thousand, respectively, in capitalized interest.

As of December 31, 2024 and 2023, the outstanding principal plus accreted interest due to the Holders was $14,321 thousand and $11,509 thousand, respectively.

Shares of Common Stock issuable upon conversion of Principal and Accreted Interest

Debenture Issue Date	July 17, 2019	April 20, 2020	September 4, 2020	January 13, 2022	January 19, 2023	July 25, 2024	TOTAL
Balance January 1, 2023	3,392,857	375,000	340,909	293,594	-	-	4,402,360
Debenture Issuance	-	-	-	-	346,620	-	346,620
2023 Accreted Interest	244,536	27,027	24,570	43,846	41,002	-	380,981
Balance December 31, 2023	3,637,393	402,027	365,479	337,440	387,622	-	5,129,961
Debenture Issuance	-	-	-	-	-	179,617	179,617
2024 Accreted Interest	550,311	60,824	55,294	51,062	63,135	12,316	792,942
Balance December 31, 2024	4,187,704	462,851	420,773	388,502	450,757	191,933	6,102,520

F-19

Significant Provisions of the Debentures

The following table summarizes the significant provisions applicable to each individual Debenture:

Debenture Issue Date	July 17, 2019	April 20, 2020	September 4, 2020	January 13, 2022	January 19, 2023	July 25, 2024
Conversion	Y	Y	Y	Y	Y	Y
Optional Redemptions	Y	Y	Y	Y	Y	Y
Subsequent Equity Sales	Y	Y	Y	Y	Y	Y
Contingent Interest Escalation	Y	Y	Y	-	-	-
Monthly Redemption	Y	Y	Y	-	-	-
Forced Conversion	Y	Y	Y	-	-	-
Contingent extension warrants	-	-	-	-	Y	Y
Mandatory Redemption	-	-	-	-	Y	Y

Conversion Feature. At any time after the original issue date until the Debenture is no longer outstanding, the Debenture shall be convertible, in whole or in part, into shares of the Company’s common stock at the option of the Holder, at any time and from time to time, at the conversion price set forth in the table above.

Optional Redemption at the Election of the Company. The Company may deliver a notice to the Holder of its election to redeem some or all of the then outstanding principal amount of the Debenture for cash. For each of the Debentures issued on July 17, 2019, April 20, 2020, September 4, 2020, and January 13, 2022, the optional redemption amount is defined as 110% of outstanding principal, plus accrued but unpaid interest. In an optional redemption of the Debentures issued on July 17, 2019, April 20, 2020, September 4, 2020, and January 13, 2022, we would also be required to issue a warrant to purchase a number of shares of common stock equal to 50% of the shares that would have been issuable upon conversion of the principal amount redeemed. For the Debentures issued on January 19, 2023 and July 25, 2024, the optional redemption amount is 100% of the outstanding principal amount, plus accrued but unpaid interest.

Subsequent Equity Sales (Dilutive Issuance). If while the Debenture is outstanding, the Company sells common stock at an effective price per share that is lower than the conversion price (shown in the significant terms table above) then the dilutive issuance the conversion price shall be reduced to equal the lower price. The Holders have waived such adjustments with respect to subsequent sales by the Company, such that no adjustments have been made to the Debentures pursuant to this provision.

Contingent Interest Escalation. For each of the Debentures issued on July 17, 2019, April 20, 2020, and September 4, 2020, in the event that the Company is not a public company by January 17, 2022, October 20, 2022, and March 4, 2022, respectively, the interest rate will increase by 6%. The Holders have waived this requirement and the Company has not made any increased interest payments pursuant to this provision.

Monthly Redemption. For each of the Debentures issued on July 17, 2019, April 20, 2020, and September 4, 2020, the Company shall redeem the monthly redemption amount in cash. The monthly redemption date and redemption amount for each of the three applicable Debentures is (in thousands):

Debenture Issue Date	Redemption Date	Monthly Redemption Amount
July 17, 2019	January 17, 2022, if the Public Company Date has not happened, otherwise August 17, 2022.	$317
April 20, 2020	October 20, 2020, if the Public Company Date has not happened, otherwise May 20, 2023.	$125
September 4, 2020	March 4, 2023, if the Public Company Date has not happened, otherwise October 2023.	$63

In March 2025, the Holders waived this requirement and the Company has not made any monthly redemptions of the Debentures.

F-20

Forced Conversion: For each of the Debentures issued on July 17, 2019, April 20, 2020, and September 4, 2020, if the Company undertakes a public offering of its common stock which raises at least $20 million in gross proceeds at a valuation of at least $100 million, all principal amount of the Debenture plus all accrued but unpaid interest shall convert into common shares.

Contingent Extension Warrants. Should the Company elect to extend the maturity date of the Debenture issued on January 19, 2023 to January 19, 2026, the Company shall then issue a warrant entitling the Holder to purchase a number of shares of the common stock based on a contractually defined formula. The extension warrant shall have a term of 10 years and an exercise price equal to $0.01 per share. In July 2024, the Company elected to extend the maturity to January 19, 2026, accordingly, the Company issued 430,009, 10-year warrants with an exercise price of $0.01 per share.

Should the Company elect to extend the maturity date of the Debenture issued on July 25, 2024 to July 25, 2027, the Company shall then issue a warrant entitling the Holder to purchase a number of shares of the common stock based on a contractually defined formula. The extension warrant shall have a term of 10 years and an exercise price equal to $0.01 per share. On March 14, 2025, the Holders extended the Debenture maturity to January 31, 2027. The Holders have waived the contingent extension warrant requirement and the Company has not made any increased interest payments pursuant to this provision

Mandatory Redemption. Each of the Debentures issued on January 19, 2023 and July 25, 2024 contains a mandatory redemption provision stating that upon the consummation of a “Subsequent Financing,” the Company shall use 50% of the gross proceeds of such Subsequent Financing to redeem principal outstanding on all Debentures.

“Subsequent Financing” is defined as any issuance by the Company of common stock for cash consideration, upon which each Holder shall have the right to participate in up to an amount of the Subsequent Financing equal to the greater of (i) an amount that allows a Holder to maintain the same percentage ownership and (ii) the lesser of (A) $5 million and (B) 100% of the Subsequent Financing on the same terms, as the Subsequent Financing.

In 2024 and 2023, the Company issued common stock in connection with two rounds of financing. The Holders have waived this requirement with respect to all previous financings and the Company has not made any mandatory redemptions of the Debentures.

Each Debenture is secured, by a security purchase agreement, by the Company’s assets including cash, inventory, machinery, equipment, motor vehicles, furniture, tools, fixtures, all contract rights, software, goodwill, and all intellectual property and intangible assets.

The Debentures include customary covenants and events of default. In an event of default, including a breach of covenants, the outstanding principal amount of the Debentures, plus accrued but unpaid interest, liquidated damages, and other amounts owed, will become, at the Holder’s election, immediately due and payable in cash. Such amount payable in an event of default would also include a premium on the outstanding principal amount. While the Company has not satisfied certain minimum cash flow covenants, the Holders of the Debentures have waived such covenants and agreed that no event of default has been triggered under the Debentures.

F-21

12.	COMMON STOCK PURCHASE WARRANTS

From July 2019 through July 2024, and in connection with the issuance of the Debentures, the Company also issued the Warrants to the Holders. See Note 11 – Convertible Debentures. The significant terms of each Warrant are summarized in the following table (in thousands except shares and conversion price):

Warrant date	July 17, 2019	April 20, 2020	September 4, 2020	January 13, 2022	January 19, 2023	July 11, 2024	July 25, 2024
Initial exercise date	July 17, 2019	April 20, 2020	September 4, 2020	January 13, 2022	January 19, 2023	July 11, 2024	July 25, 2024
Common stock shares	1,900,000	321,250	255,682	531,427	360,475	430,099	181,861
Term	8 years	8 years	8 years	10 years	10 years	10 years	10 years
Exercise price	$1.12	$2.00	$2.20	$0.01	$0.01	$0.01	$0.01

The Company evaluated all common stock purchase warrants in accordance with the guidance provided under ASC 480, “Distinguishing Liabilities from Equity” and ASC 815, “Derivatives and Hedging”, and determined the appropriate classification as either equity or liability. The Company determined the common stock purchase warrants met the definition of a derivative and did not qualify for equity classification under ASC 815-40 and are therefore accounted for as liabilities, with changes in fair value recognized in the statement of operations each reporting period.

The fair value of each common stock purchase warrant is comprised of a single financial liability in which the Company elected the fair value option under ASC 825, Financial Instruments (“ASC 825”), with changes in fair value recorded in gain/loss from changes in fair value in the consolidated statements of operations. The Company elected the fair value option due its multiple conversions and redemption features required to be presented at fair value. The fair value of the common stock purchase warrants was determined using the Black-Scholes pricing model and observable market inputs including, risk free interest rates, historical and implied average volatility of a comparable companies publicly traded on recognized stock exchanges, and expected term and conversion probability assumptions.

The following table summarizes the assumptions used to fair value the common stock purchase warrants at issuance:

Assumption	2024	2023
Term (years)	10	10
Volatility	22.9% – 131.8%	28.1% - 105.0%
Risk free interest rate	4.29%	3.57%
Dividend yield	-	-

Following is a summary of the change in fair value for each common stock purchase warrant (in thousands):

Fair Value

Common Stock Purchase Warrant Issue Date	July 17, 2019	April 20, 2020	September 4, 2020	January 13, 2022	January 19, 2023	July 25, 2024	TOTAL
Balance January 1, 2023	$8,208	$1,184	$912	$2,787	-	-	$13,091
Common stock purchase warrant Issuance at Fair Value	-	-	-	-	2,057	-	2,057
Change in Fair Value	787	121	96	244	-	-	1,248
Balance December 31, 2023	8,995	1,305	1,008	3,031	2,057	-	16,396
Common stock purchase warrant Issuance at Fair Value	-	-	-	-	-	3,515	3,515
Change in Fair Value	54	(7)	(10)	32	22	11	102
Balance December 31, 2024	$9,049	$1,298	$998	$3,063	$2,079	$3,526	$20,013

If, at any time while the Warrant is outstanding, the Company sells common stock at an effective price per share that is lower than the Warrant’s contractual exercise price then the Warrants conversion price shall be reduced to equal the dilutive issuance price. The Holders have waived such adjustments with respect to the Debentures, other Warrants, and other securities issued by the Company, such that no adjustments have been made to the Warrants pursuant to this provision.

The following Warrants provide for cashless exercise of the warrants, under the conditions described:

a.	Warrant issued on July 17, 2019. The cashless exercise is only available after the six month anniversary of the Public Company Date. As there has been no Public Company Date, the cashless exercise is not available.

b.	Warrants issued on January 13, 2022, January 19, 2023, July 11, 2024 and July 25, 2024. If at the time of exercise there is no effective registration statement registering, then this Warrant may also be exercised, in whole or in part, at such time by means of a “cashless exercise” in which the Holder shall be entitled to receive a number of the Company’s common stock shares based on a contractually defined formula.

Prior to the Public Company Date, the fair market value of a share of common stock will be determined by an independent appraiser selected in good faith by the Holder of a majority in interest of the Securities, as defined in the respective securities purchase agreements, then outstanding and reasonably acceptable to the Company.

F-22

13.	STOCKHOLDERS’ DEFICIT

The Company has one class of common stock with 40 million shares authorized and 13,131,701 and 12,351,267 common stock shares outstanding as of December 31, 2024 and 2023, respectively. Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Additionally, holders of common stock are entitled to receive dividends when and if declared by the Board, subject to any statutory or contractual restrictions on payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding shares of preferred stock. The Convertible Debentures restrict the declaration and payment of dividends so long as there is balance outstanding.

Upon dissolution, liquidation or the sale of all or substantially all of the Company’s assets, after payment in full of any amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of common stock will be entitled to receive the Company’s remaining assets for distribution on a pro rata basis.

In 2024, the Company issued 196,153 and 584,281 common stock shares at price of $5.71 and $5.77 per share, respectively. In 2023, the Company issued 271,573 common stock shares at price of $5.71 per share.

14.	STOCK BASED COMPENSATION

On February 10, 2016, the Company’s stockholders approved the FireFly Automatix, Inc 2016 Stock Plan (“Plan”). The purpose of the Plan is to offer selected persons an opportunity to acquire a proprietary interest in the success of the Company, or to increase such interest, by purchasing shares of the Company’s common stock. The Plan provides both for the direct award or sale of shares and for the grant of common stock options (“Options”) to purchase common shares to employees, directors and consultants (“Participants”). The Plan provides for the issuance of up to a maximum number of shares of common stock equal to 5,000,000. The Company’s Board of Directors administers the Plan. On January 25, 2023, the stockholders approved a Plan amendment increasing the maximum number of shares of common stock to 7,235,215.

Stock option awards granted under the Plan have a three year vesting and ten year expiration after issuance. Options issued under these plans generally vest in equal annual installments over three years and expire ten years after issuance. Options granted to members of the board directors generally vest one year after issuance. The Company estimates the fair value of the Options using a Black-Scholes valuation model, and the resulting fair value is recorded as compensation expense on a straight-line basis over the option vesting period.

Estimates of fair value are not intended to predict actual future events or the value ultimately realized by Participants who receive Option awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company. The assumptions made for purposes of estimating fair value under the Black-Scholes model for the 703,102 and 504,778 Options granted during years ended December 31, 2024 and 2023, respectively, were as follows:

	Year ended
	December 31, 2024	December 31, 2023
Expected term of option (years)	6.5	6.5
Risk free interest rate	4.198% - 4.217%	4.064%
Volatility	49.25% - 85.61%	54.05%

There was no expected dividend yield for the Options granted. As the Company’s stock is not actively traded, the Company derived the stock volatility based upon a weighted average volatility for six comparable companies whose stock is actively traded on an exchange, which represents the Company’s best estimate of expected volatility. The comparable companies operate in the specialty machinery and equipment, electric vehicles, and industrial and automation sectors.

Due to a lack of sufficient historical exercise data, the Company has elected to use the simplified method to estimate the expected life of the Options. Under this method, the expected life is calculated as the average of the vesting period and the contractual term of the option

The following table reflects the Option activity for the year ended December 31, 2024 (in thousands, except shares and price per share):

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Terms Years	Aggregate Intrinsic Value
Options outstanding as of December 31, 2023	5,276,824	$2.93	5.33	$14,619
Granted	703,102	5.74	-	-
Exercised	-	-	-	-
Forfeited	(3,850)	5.71	-	-
Options outstanding as of December 31, 2024	5,976,076	$3.26	4.94	$15,003
Options exercisable as of December 31, 2024	4,441,586	2.41	3.59	$14,932
Options unvested as of December 31, 2024	1,534,491	$5.72	8.83	$71

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Terms Years	Aggregate Intrinsic Value
Options outstanding as of January 1, 2023	4,023,967	$2.01	4.11	$12,814
Granted	1,255,824	5.71	-	-
Exercised	-	-	-	-
Forfeited	(2,967)	5.71	-	-
Options outstanding as of December 31, 2023	5,276,824	$2.93	5.33	$14,665
Options exercisable as of December 31, 2023	3,947,284	2.01	4.11	$14,619
Options unvested as of December 31, 2023	1,329,540	$5.68	9.25	$46

The weighted average grant-date fair value of the Options was granted during the years ended December 31, 2024 and 2023 was $5.74 and $5.71 per share, respectively. There were no Options exercised in 2024. The total intrinsic fair value of Options exercised during the year ended December 31, 2023 was approximately $14 thousand.

Compensation expense associated with Options was approximately $1,346 thousand and $1,153 thousand for the years ended December 31, 2024 and 2023, respectively. Additionally, as of December 31, 2024 there was approximately $6,786 thousand of unrecognized stock compensation expense related to Options to be recognized over a weighted average remaining period of 4.66 years.

F-23

15.	SEGMENTS

The Company operates as one operating segment. The Company’s chief operating decision maker (“CODM”) is its Chief Executive Officer, who reviews financial information presented on a consolidated basis. The CODM uses consolidated gross margin and net income to assess financial performance and allocate resources. These financial metrics are used by the CODM to make key operating decisions, such as the determination of the rate at which the Company seeks to grow gross margin and the allocation of budget between cost of revenues, sales and marketing, research and development, and general and administrative expenses.

The following table presents selected consolidated financial information with respect to the Company’s single operating segment for the years ended December 31, 2024 and 2023 (in thousands):

	2024	2023

Revenues, net	$42,477	$41,496
Cost of revenues	32,282	31,997
Gross profit	10,195	9,499
Selling, general and administrative	11,443	8,942
Research and development	4,293	4,939
Total operating expenses	15,736	13,881
Loss income from operations	(5,541)	(4,382)

Interest income	25	35
Interest expense	(235)	(383)
Change in fair value of convertible debentures	(4,158)	727
Change in fair value of warrant liability	(3,616)	(3,305)
Other income	10	-
Loss from operations before income taxes	(13,515)	(7,308)
Provision for income taxes	22	75
Net loss	(13,537)	(7,383)

The following table presents the Company’s net revenues disaggregated by geography with respect to the Company’s operating segment for the years ended December 31, 2024 and 2023 (in thousands);

	2024	2023
United States	$34,772	36,635
Australia	3,253	1,908
Canada	2,469	1,952
Brazil	705	-
Europe	486	917
All other	792	84
	42,477	41,496

F-24

16. INCOME TAXES

Loss before provision for income taxes was $13.5 million and $7.3 million for the years ended December 31, 2024 and 2023, respectively.

The Company’s provision for income taxes consists of the following (in thousands):

	Years Ended December 31,
	2024	2023
Current:
Federal	$1	$27
State	21	48
Total current	22	75
Deferred:
Federal	(897)	(876)
State	(263)	(268)
Change in valuation allowance	1,160	1,144
Total deferred	—	—
Total income tax expense (benefit)	$22	$75

The Company’s provision for income tax differs from the amount computed at federal statutory rates as follows:

	Years Ended December 31,
	2024	2023
Statutory federal income tax rate	21.0%	21.0%
State tax provision	1.1	1.7
Convertible debentures	(9.3)	(2.1)
Common stock purchase warrants	(5.6)	(9.5)
Research credits	1.5	4.1
Change in valuation allowance	(8.6)	(15.7)
Other	(0.4)	(0.6)
Total provision for income taxes	(0.3)%	(1.1)%

As of December 31, 2024 and 2023, the net deferred tax assets consisted of the following:

	December 31,
(In thousands)	2024	2023
Deferred tax assets:
Accrued expenses	$339	$244
Research credits	716	573
Research & experimental capitalization	2,566	2,077
Inventory	403	407
Lease liability	1,208	912
Stock compensation	1,779	1,464
Net operating loss carryforwards	2,112	2,431
Other	8	2
Total gross deferred tax assets	9,131	8,110
Less valuation allowance	(6,832)	(5,672)
Total deferred tax assets	2,299	2,438
Deferred tax liabilities:
Property and equipment	(567)	(620)
Intangibles	(56)	(78)
Right-of-use asset	(1,079)	(850)
481(a) adjustment	(597)	(890)
Total deferred tax liabilities	(2,299)	(2,438)
Net deferred tax asset (liability)	$—	$—

Valuation allowances are established when necessary to reduce deferred tax assets, including temporary differences and net operating loss carryforwards, to the amount expected to be realized in the future. FASB guidance indicates that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. The Company had cumulative losses from continuing operations in the United States for the three-year period ended December 31, 2024. The Company considered this negative evidence along with all other available positive and negative evidence and concluded that, at December 31, 2024, it is more likely than not that the Company’s U.S. deferred tax assets will not be realized. As of December 31, 2024, a valuation allowance has been recorded on the Company’s deferred tax assets to recognize only the proportion of the deferred tax asset that is more likely than not to be recognized. The Company’s total valuation allowance was $6.8 million at December 31, 2024 and $5.7 million at December 31, 2023. The Company’s valuation allowance increased $1.2 million and $1.1 million during the fiscal years ended December 31, 2024 and 2023, respectively. A reconciliation of the beginning and ending amount of the valuation allowance is as follows:

	December 31,
(In thousands)	2024	2023
Valuation allowance at beginning of year	$5,672	$4,527
Change in valuation allowance	1,160	1,145
Valuation allowance at end of year	$6,832	$5,672

As of December 31, 2024, the Company had federal net operating losses of $8.6 million. All net operating losses have an indefinite carryforward period. As of December 31, 2023, the Company had federal net operating losses of approximately $9.9 million.

F-25

As of December 31, 2024, the Company had a $0.6 million deferred tax asset related to a federal research and development credit carryforward. This credit has been offset by a liability for unrecognized tax benefits of $0.1 million. If not utilized, the credits will expire between 2038 through 2044. As of December 31, 2023, the Company had a $0.5 million deferred tax asset related to a federal research and development credit carryforward offset by a liability for unrecognized benefits of $0.1 million.

As of December 31, 2024, the Company had state net operating losses of approximately $7.4 million. Of the total state net operating losses, approximately $3.2 million are attributable to Utah. Utah law allows unused net operating losses arising in tax years beginning after December 31, 2008 to be carried forward indefinitely. All of the Utah net operating losses are for tax years beginning after December 31, 2008, and are carried forward indefinitely. Of the total state net operating losses, approximately $1.3 million are attributable to Georgia. Georgia law allows unused net operating losses to be carried forward indefinitely. Of the total state net operating losses, approximately $0.9 million are attributable to Alabama. Alabama net operating losses will expire between 2033 through 2037. The remaining state net operating loss carryforwards are attributable to various other states with varying expiration periods. As of December 31, 2023, the Company had cumulative state net operating losses of approximately $8.3 million.

As of December 31, 2024, the Company had a $0.3 million deferred tax asset related to Utah research and development credits carryforward. This credit has been offset by a liability for unrecognized tax benefits of $0.1 million. If not utilized, the credits will expire between 2036 through 2038. As of December 31, 2023, the Company had a $0.3 million deferred tax asset related to a Utah research and development credit carryforward.

ASC Topic 740-10-05 - Uncertain Tax Positions requires that the impact of a tax position be recognized in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. As of December 31, 2024, the Company had a $0.2 million liability for unrecognized tax benefits, all of which is netted against deferred tax assets for related carryforward credits. As of December 31, 2024, the Company had a $0.1 million liability for unrecognized tax benefits, all of which is netted against deferred tax assets for related carryforward credits. The Company expects no material changes to the liability for unrecognized tax benefits in the next 12 months. Interest and penalties associated with uncertain tax positions are recorded as a component of income tax expense. There would be no impact to the Company’s effective rate if the unrecognized tax benefits were recognized. A reconciliation of the beginning and ending amounts of unrecognized benefits is as follows:

	Years ended December 31,
(In thousands)	2024	2023
Unrecognized tax benefits at the beginning of year	$126	$67
Gross increases – current year tax positions	38	59
Gross increases – prior year tax positions	—	—
Gross decreases – prior year tax positions	—	—
Unrecognized tax benefits at end of year	$164	$126
Interest and penalties in year-end balance	$—	$—

The Company files U.S. and various state tax returns in jurisdictions with various statutes of limitation. As of December 31, 2024, the tax returns for all tax years remain subject to examination. Annual tax provisions include amounts considered necessary to pay assessments that may result from examination of prior year tax returns; however, the amount ultimately paid upon resolution of issues may differ materially from the amount accrued. As of December 31, 2024, there are no income tax returns currently under audit.

17.	RELATED PARTY

The following summarizes related party transactions for the years ended December 31, 2024 and 2023:

		Common Stock Shares Purchased	Price per Share
Andrew Limpert, CEO and Director (i)	2024	8,665	$5.77
	2023	-	-
Steven Aposhian, CTO, Director, and Chairman of the Board	2024	-	-
	2023	-	-
Matthew Aposhian, President, COO and Director	2024	-	-
	2023	-	-
Lindsay Jones, CFO	2024	10,867	$5.77
	2023	-	-
Paul Richardson, Director	2024	5,000	$5.77
	2023	-	-
Elizabeth Hocker, Director	2024	-	-
	2023	-	-
JuE Wong, Director	2024	-	-
	2023	-	-
Christopher Christensen, Director	2024	193,310	$5.77
	2023	-	-

(i)	Andrew Limpert’s shares are owned through his U.S. Automatix, LLC entity. Andrew Limpert is the managing partner.

18. COMMITMENTS AND CONTINGENCIES

The Company may, from time to time, be subject to various contractual commitments and obligations in the normal course of business. As of December 31, 2024, the Company has no material pending legal proceedings, claims, or litigation that would have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

At the time we accept a machine order from a customer, a cash deposit is required prior to beginning manufacturing. The deposit is generally ten percent of the contract price. When the machine is completed and invoiced, the deposit is applied to the invoice amount.

The Company must determine which of its customers are exempt from the Company charging sales tax because the customer is a reseller or self-assesses and direct pays to states and other jurisdictions on purchases the customer makes from the Company. These determinations contain estimates and are subject to judgment and interpretation by the Company and respective taxing authorities in various states and other jurisdictions, which could result in recognizing materially different amounts in future periods. Periodically, the Company is subject to individual state sales tax audits

The Company issues purchase orders for parts and materials at agreed upon prices from key vendors. The lead times for delivery can range from a few days to over a year. The purchase quantities could vary according to production demands at the Company’s discretion. These are not recorded as liabilities on the Company’s balance sheet until the purchased items are received.

19.	SUBSEQUENT EVENTS

We evaluate events and transactions occurring subsequent to the date of the consolidated financial statements for matters requiring recognition or disclosure in the consolidated financial statements. The accompanying consolidated financial statements consider events through April 23, 2025, the date at which the consolidated financial statements were available to be issued.

The irrevocable standby letter of credit issued in May 2024 was released in March 2025, as the customer secured alternative financing from a different financial institution.

On March 14, 2025, the Holders of the Convertible Debentures extended the maturities to January 31, 2027.

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FIREFLY AUTOMATIX, INC.

COMMON STOCK

PRELIMINARY PROSPECTUS

Joint Book-Runners

Roth Capital Partners	Lake Street

             , 2025

Through and including             , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table presents the costs and expenses, other than underwriting discounts and commissions, payable in connection with this offering. All amounts are estimates except the SEC registration fee, the FINRA filing fee and listing fee. Except as otherwise noted, all the expenses below will be paid by us.

SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*
Total	$	*

* To be completed by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation and amended and restated bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. Our amended and restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

●	for any breach of the director’s duty of loyalty to us or our stockholders;
●	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
●	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or
●	for any transaction from which the director derives any improper personal benefit.

Our amended and restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our Amended and Restated Bylaws provide that we shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding, and permit us to secure insurance on behalf of any director, officer, employee, or other enterprise agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

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We intend to enter into indemnification agreements with each of our directors and executive officers and certain other key employees, a form of which is included as Exhibit 10.1 to this registration statement. The form of agreement provides that we will indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer, or other key employee because of his or her status as one of our directors, executive officers, or other key employees, to the fullest extent permitted by Delaware law, our restated certificate of incorporation and our Amended and Restated Bylaws. In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and other key employees in connection with a legal proceeding.

Reference is made to the underwriting agreement contained in Exhibit 1.1 to this registration statement, indemnifying our directors and officers against limited liabilities.

We currently carry and intend to continue to carry liability insurance for our directors and officers.

Item 15. Recent Sales of Unregistered Securities

The issuances of the below securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. Individuals who purchased securities as described below represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions.

Since January 1, 2022 we have issued the following unregistered securities:

December 2024 Subscription Agreements

On December 2, 2024, we entered into subscription agreements with 43 investors, raising an aggregate amount of $2,415,887. Pursuant to these agreements, we issued 420,431 shares of common stock at a price of $5.77 per share.

July 2024 Securities Purchase Agreement

On July 25, 2024, we entered into a securities purchase agreement (the “July 2024 Securities Purchase Agreement”) with FF 4, pursuant to which we issued a 15% secured convertible debenture in an aggregate principal amount of $1,000,000 (the “July 2024 Debenture”) and warrants to purchase 181,861 shares of our common stock (the “July 25, 2024 Warrants”) to FF 4. The July 2024 Debenture accrues interest at a rate of 15% and is convertible into shares of our common stock at the lower of $5.5674 per share or 85% of the initial public offering price per share, subject to certain adjustments, including for subsequent equity sales at a lower price per share. The maturity date of the July 2024 Debenture was originally July 25, 2025, extendable to January 25, 2027 by issuing certain extension warrants. The maturity date of the July 2024 Debenture was amended to January 31, 2027. The July 25, 2024 Warrants are exercisable from July 25, 2024 at an exercise price of $0.01 per share, subject to adjustments, and expire on July 25, 2034.

July 2024 Extension Warrant

On July 11, 2024, pursuant to the terms of the January 2023 Debenture and as consideration for extending the maturity date of the January 2023 Debenture to January 19, 2026, we issued FF 4 extension warrants to purchase 430,099 shares of our common stock. These extension warrants are exercisable from July 11, 2024 at an exercise price of $0.01 per share, subject to certain adjustments, and expire on July 11, 2034.

August 2023 to May 2024 Subscription Agreements

From August 16, 2023 to May 8, 2024, we entered into subscription agreements with 61 investors, raising an aggregate amount of $2,493,563. Pursuant to these agreements, we issued 436,701 shares of common stock at a price of $5.71 per share.

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January 2023 Securities Purchase Agreement

On January 19, 2023, we entered into a securities purchase agreement (the “January 2023 Securities Purchase Agreement”) with FF Opportunities 4 LLC (“FF 4”), pursuant to which we issued a 15% secured convertible debenture in an aggregate principal amount of $2,000,000 (the “January 2023 Debenture”) and warrants to purchase 360,475 shares of our common stock (the “January 2023 Warrants”) to FF 4. As a result of certain adjustments, the January 2023 Debenture accrues interest at a rate of 15% and is convertible into shares of our common stock at a price of $5.7705 per share, subject to certain adjustments, including for subsequent equity sales at a lower price per share. The maturity date of the January 2023 Debenture was originally July 19, 2024 and has since been amended to January 31, 2027. The January 2023 Warrants are exercisable from January 19, 2023 at an exercise price of $0.01 per share, subject to certain adjustments, and expire on January 19, 2033.

January 2022 Securities Purchase Agreement

On January 13, 2022, we entered into a securities purchase agreement (the “January 2022 Securities Purchase Agreement”) with FF Opportunities 3 LLC (“FF 3”), pursuant to which we issued an 11% secured convertible debenture in an aggregate principal amount of $3,000,000 (the “January 2022 Debenture”) and warrants to purchase 531,427 shares of our common stock (the “January 2022 Warrants”) to FF 3. The initial loan accrues interest at a rate of 11%. Accrued but unpaid interest may be added to the principal, with such amounts accruing interest at a rate of 14%. The January 2022 Debenture is convertible into shares of our common stock at a price of $10.58 per share, subject to certain adjustments, including for subsequent equity sales at a lower price per share, and had an initial maturity date of January 13, 2025, which has since been amended to January 31, 2027. The January 2022 Warrants are exercisable from January 13, 2022 at an exercise price of $0.01 per share, subject to certain adjustments, and expire on January 13, 2032. In subsequent waiver agreements, FF 3 waived certain conversion and price adjustment rights related to equity sales at a lower price per share in connection with the January 2023 Securities Purchase Agreement and the July 2024 Securities Purchase Agreement.

2016 Stock Plan-Related Issuances

In the three years preceding the date of this registration statement, we granted to our employees, officers, directors, consultants and other service providers options to purchase an aggregate of 1,207,880 shares of common stock at per share exercise prices ranging from $5.71 to $5.77, under the 2016 Stock Plan.

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Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits. The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1	Amended and Restated Certificate of Incorporation of Registrant, as currently in effect
3.2	Amended and Restated Bylaws of Registrant, as currently in effect.
3.3*	Form of Amended and Restated Certificate of Incorporation of Registrant, to be effective upon completion of this offering
3.4*	Form of Amended and Restated Bylaws of Registrant, to be effective upon completion of this offering
4.1*	Specimen Stock Certificate evidencing the shares of common stock
4.2*	July 2019 Warrants
4.3*	April 20, 2020 Warrants
4.4*	April 22, 2020 Warrants
4.5*	September 2020 Warrants
4.6*	January 2022 Warrants
4.7*	January 2023 Warrants
4.8*	July 11, 2024 Warrants
4.9*	July 25, 2024 Warrants
5.1*	Opinion of Dorsey & Whitney LLP
10.1*	Form of Indemnification Agreement by and between the Registrant and each of its directors and executive officers
10.2*	2016 Stock Plan
10.3*	First Amendment to 2016 Stock Plan
10.4*	2025 Equity Incentive Plan
10.5*	Non-employee Director Compensation Plan
10.6*†	July 2019 Debenture
10.7*†	April 2020 Debenture
10.8*†	September 2020 Debenture
10.9*†	January 2022 Debenture
10.10*†	January 2023 Debenture
10.11*†	July 2024 Debenture
16.1*	Letter from Pinnacle Accountancy Group
21.1*	Subsidiaries of the Registrant
23.1*	Consent of Moss Adams LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of Dorsey & Whitney LLP (contained in Exhibit 5.1).
24.1	Power of Attorney (included on signature page).
107*	Filing fee table

* To be filed by amendment.

† Pursuant to Item 601(a)(10) of Regulation S-K, certain exhibits and schedules to this agreement have been omitted. The Company hereby agrees to furnish supplementally to the Securities and Exchange Commission, upon its request, any or all of such omitted exhibits and/or schedules.

(b) Financial Statement Schedules. All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financial statements or related notes.

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Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(l) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake City, State of Utah, on           , 2025.

FIREFLY AUTOMATIX, INC.

By:
Andrew W. Limpert
Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of FireFly Automatix, Inc., hereby severally constitute and appoint Andrew W. Limpert and Lindsay Jones, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

Chief Executive Officer and Director
Andrew W. Limpert	(Principal Executive Officer)	, 2025

Chief Financial Officer
Lindsay Jones	(Principal Financial Officer and Accounting Officer)	, 2025

Director and Chairman of the Board of Directors
Steven R. Aposhian		, 2025

Director
Matthew G. Aposhian		, 2025

Director
Christopher R. Christensen		, 2025

Director
Liz Hocker		, 2025

Director
Paul Richardson		, 2025

Director
JuE Wong		, 2025

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